
13002425

FISCAL 2013
ANNUAL REPORT


Mosaic

FINANCIAL HIGHLIGHTS



$10.3
$6.8
$9.9
$11.1
$10.0
2.4
1.3
2.7
2.6
2.2
FY2009 FY2010 FY2011 FY2012 FY2013
Net Sales
Operating Earnings

Net Sales and Operating Earnings
$ In Billions

Mosaic delivered $2.2 billion in operating earnings and $10 billion in net sales in fiscal 2013 despite external challenges.



$5.27
$1.85
$5.62
$4.42
$4.42
FY2009 FY2010 FY2011 FY2012 FY2013

Diluted Earnings Per Share
$ Per Share

Mosaic nevertheless generated strong earnings per share even with more difficult business conditions.



$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$-
1.2
1.4
2.4
2.7
1.9
FY2009 FY2010 FY2011 FY2012 FY2013
Sustaining
Opportunity
Expansion
Cash from Operations

Capital Expenditures and Operating Cash Flow
$ In Billions

Mosaic once again generated strong cash flow, even with a large agenda of investments for growth.

FIVE YEAR FINANCIAL OVERVIEW

In millions except per share amounts	FY2009	FY2010	FY2011	FY2012	FY2013
Net sales	$10,298.0	$6,759.1	$9,937.8	$11,107.8	9,974.1
Gross margin	2,766.7	1,693.3	3,121.8	3,085.0	2,760.2
Operating earnings	2,400.9	1,270.8	2,664.2	2,611.1	2,209.6
Net earnings attributable to Mosaic	2,350.2	827.1	2,514.6	1,930.2	1,888.7
Diluted net earnings per share	5.27	1.85	5.62	4.42	4.42
Cash and cash equivalents	2,703.2	2,523.0	3,906.4	3,811.0	3,697.1
Total assets	12,676.2	12,707.7	15,786.9	16,690.4	18,086.0
Total long term debt	1,299.8	1,260.8	809.3	1,010.5	1,010.5
Total equity	8,515.2	8,748.4	11,661.9	11,999.4	13,442.9
Net cash provided by operating activities	1,242.6	1,356.0	2,426.7	2,705.8	1,887.5
Capital expenditures	781.1	910.6	1,263.2	1,639.3	1,588.3
Dividends per share on common stock	0.20	1.50*	0.20	0.275	1.00

*Includes $1.30 special dividend



LETTER TO SHAREHOLDERS

A letter from Jim Prokopanko, President and Chief Executive Officer

Dear Fellow Shareholders,

The work we do at The Mosaic Company is not glamorous. For the mechanic building a vehicle deep underground, below Esterhazy, Canada, or the crane operator offloading fertilizer from a ship in Paranagua, Brazil, the work is strenuous and demanding.

The work we do is also noble. Our 8,400 employees are engaged in meeting one of the great challenges of our time: feeding an increasingly hungry world.

A handful of brown phosphate pebble or pink-and-white potash crystals: these humble elements hold the key to the world's nutritional future. By 2050 Earth's population will swell to nine billion people—that's 75 million more people per year, and two billion more than the current global population. Rising human prosperity will accompany this growth, compounding the growing demand for food. In fact, to meet the demand, farmers will have to grow as much food over the next 50 years as they have over the full course of recorded human history, and they will have to reap this bounty from roughly the same amount of land that is being farmed today.


World Population
In Billions
95
5.27
00
6.12
05
6.50
10
6.89
13
7.12
15F
7.28
20F
7.64
30F
8.26
40F
8.77
50F
9.22
Source: IHS Global Insight

The world's population grows by approximately 75 million people per year, vastly increasing demand for food.

> Mosaic—the most powerful combination of talent, assets, global reach and innovation in the crop nutrition industry—is at the center of the plate in feeding the world.

The challenge facing farmers seems overwhelming, but we at Mosaic believe agriculture will prevail, and it will do so with our help. Only through increasing crop yields can we feed the world, and fertilizer accounts for about 60 percent of crop yields. Mosaic—the most powerful combination of talent, assets, global reach and innovation in the crop nutrition industry—is at the center of the plate in feeding the world.

With that role comes compelling opportunity—for Mosaic and its employees, for our customers, for our communities and, perhaps most of all, for our shareholders.

Fiscal 2013: Mosaic moves forward

The range of extremes experienced during our fiscal 2013 illustrated the fragility of global food security. Early in the fiscal year, Mother Nature left much of the planet parched, and she battered other areas with heavy rains and hurricanes. A drought in North America pushed grain and oilseed prices to record highs, and low water left the Mississippi River, one of the world's most important shipping arteries, virtually unnavigable. Despite mounting challenges, U.S. farmers produced one of the largest crops ever—but, for the third consecutive year, the world consumed more grains and oilseeds than it produced. And so when the Northern Hemisphere spring of 2013 arrived, farmers once again had the compelling economic incentive to plant all their acres and wring maximum yield from each field. This time Nature brought different challenges: widespread cold temperatures late into the season, and far too much water. The Mississippi, reduced to near-record lows just six months earlier, was once again difficult to navigate in the spring of 2013—this time because of flooding.

Volatility reigned in other key agricultural regions, too. In South America, drought afflicted some areas while floods plagued others. In India, government changes to the fertilizer subsidy program began to reverse decades of steady improvements in the nation's soil health and farm productivity. And in China, agricultural production continued to lag the population's demand for food.

The crop nutrition industry faced its own challenges during the year. Despite strong global demand for our products—with the notable exception of India—prices for phosphate and potash fell, as new supplies of both products came to the market. Over time, we expect demand growth to catch up to supply growth, setting the stage for an improving price environment.

As this letter was being completed, the world's perception of the potash industry was upended due to proposed competitive moves by a Russian potash producer. While we are monitoring market reaction to this news, we are staying close to our customers and preparing for strong shipments in the second half of calendar 2013. Regardless of any short-term market disruptions, we believe the outlook for our industry and potash specifically is excellent.

I am proud to report that despite this worldwide tumult, Mosaic delivered strong results in fiscal 2013. We generated net sales of $10.0 billion, compared with $11.1 billion in fiscal 2012. Net earnings for the year were $1.9 billion, roughly the same as a year earlier. And our financial foundation remained exceptionally strong: at year's end we had $3.7 billion in cash on hand.

During the year, we undertook an intensive review of the company's strategy and considered a wide range of possibilities to leverage our skills and assets, and to maximize long-term shareholder value creation across the full range of business cycles. We reached an affirmative conclusion: agriculture has a bountiful future, crop nutrition is the most compelling segment of the industry, and potash and phosphates will remain engines for growth. We are committed

We are committed to investing for long-term organic growth and to pursuing growth through joint ventures and acquisitions—because the long-term holds great promise for Mosaic.


World Grain and Oilseed Use
Billion Tonnes
95
2.00
00
2.17
05
2.40
10
2.67
13
2.86
15F
2.94
20F
3.17
30F
3.52
40F
4.01
50F
4.56

Source: USDA and Mosaic

Global grain and oilseed consumption outpaced agricultural production for the third straight year in fiscal 2013, highlighting the precarious nature of current and future food supply.


World Grain and Oilseed Stocks
250
300
350
400
450
500
550
600
Million Tonnes
00
01
02
03
04
05
06
07
08
09
10
11
12
13
14%
16%
18%
20%
22%
24%
26%
28%
Percent
Stocks
Percent of Use

Source: USDA

Grain and oilseed stocks—an indicator of the world's food cushion—continue to be strained due to rising demand and difficult farming conditions in many parts of the world.

Global Phosphate Product Shipments


95
96
97
98
99
00
01
02
03
04
05
06
07
08
09
10
11
12E
13F
51
48
53
58
59
61
63-65
30 35 40 45 50 55 60 65
Million Tonnes DAP/MAP/MES/TSP
Source: Fertecon and Mosaic

Global phosphate shipments are expected to continue rising in response to the rapidly increasing global demand for food.

Global Potash Shipments


95
96
97
98
99
00
01
02
03
04
05
06
07
08
09
10
11
12E
13F
55
52
29
53
56
51
55-57
25 30 35 40 45 50 55 60
Million Tonnes KCl
Source: Fertecon and Mosaic

Potash shipments are expected to remain near record levels despite disruption in India and China, where agricultural soils need potash.

to investing for long-term organic growth and to pursuing growth through joint ventures and acquisitions—because the long-term holds great promise for Mosaic.

Mosaic made significant progress toward achieving that promise in 2013:

- We made important headway on our $5 billion in ongoing potash expansion projects. The K2 underground and mill expansions at our Esterhazy mine are complete, and we are preparing to demonstrate their capacity. Our K3 mineshaft is progressing well, and its headframe is now the tallest structure in the province of Saskatchewan. Our plans provide for an increase in our annual operational capacity for finished product of approximately five million tonnes. We have deferred construction on projects that would provide approximately two million of these tonnes until construction costs moderate which we believe will allow us to achieve higher returns on our investment.

- Also in potash, we started to see the economic benefit of a tolling agreement reversion, which increased our share of Canpotex shipments.

- We entered into an agreement to develop a 3.5 million-tonne integrated phosphate mine and granulation operation with Ma'aden and SABIC in the Kingdom of Saudi Arabia. Mosaic will own 25 percent of the joint venture and market approximately 25 percent of its production. The low-cost operations are expected to further diversify and expand our sources of phosphates and facilitate improved logistical access to key global countries, including India.

- Mosaic's MicroEssentials® fertilizer continued to increase its share of sales in North America, Brazil and elsewhere. Sales were up 28 percent year-over-year. We plan to increase our production capacity to meet the increasing demand for MicroEssentials fertilizer.

- In Florida, our South Fort Meade mine returned to normal productivity, helping us procure phosphate rock at lower cost.

- The Army Corps of Engineers issued its Area-wide Environmental Impact Statement regarding the Central Florida phosphate area. We believe the AEIS is a positive stepping stone as we work toward new mine permits.

- Our Esterhazy mine, the world's largest potash mine, delivered excellent performance, highlighted by a record shipment month in May, the final month of our fiscal year, as we brought our new capacity into production.

- Beginning with the dividend paid in August 2012, we increased our annual dividend rate by 100 percent, to $1.00 per share. In total, the dividend has increased fourfold since 2011.

- We established and communicated our capital management philosophies as part of our strategy to deliver strong shareholder value. We are targeting mid-2014 to reach our objectives for a more efficient balance sheet.

- Mosaic continued its support of communities through targeted corporate giving, employee donations and volunteer work.

The company once again donated approximately one percent of earnings, before income taxes, for community investments.

- The golf component at Streamsong®, our new world-class destination resort in Central Florida, opened to great critical acclaim. The development, which will be completed with the opening of Streamsong's Lodge in January 2014, demonstrates the innovative and successful transformation of formerly mined land.

- Finally—and perhaps most important—we set another new record for safety performance in 2013. We achieved a six percent improvement in a key safety measure—and that comes on the heels of record performance in 2012. Our top priority is the safety of our employees and our communities, and it is heartening to see ever fewer of them injured in the workplace.

These many achievements once again garnered prestigious recognition from others, providing external validation that Mosaic is performing as a world-class organization. For the fourth year in a row, Mosaic was named to *Corporate Responsibility Magazine*'s list of the 100 Best Corporate Citizens. The company was recognized for its conservation and environmental stewardship efforts, as well as its financial and corporate governance transparency. For the second consecutive year, Mosaic was the only crop nutrition company named as one of the world's most ethical companies by The Ethisphere Institute. Ethisphere honors companies that promote ethical business standards and practices, exceed legal compliance minimums and shape future industry standards. In addition, Mosaic won the Committee Encouraging Corporate Philanthropy's President's Award, which recognized Mosaic's success in helping smallholder farmers in Guatemala, India and eight African countries break the cycle of insufficient crop yields and poverty through The Mosaic Villages Project.

Looking ahead

Mosaic has come far in its short history as a public company, and we clearly built on our growing legacy of achievement in fiscal 2013. We will keep pushing, in pursuit of our vision of being the world's leading crop nutrition company.

Our agenda is full, and it is rich with promise. Through 2014—which will be our first full year of calendar-based reporting—we plan to continue to execute on each of the five strategic priorities we established with our recent strategy review:

- **People:** I strongly believe that we have assembled the most talented team in our industry, and we intend to maintain this critical competitive advantage. We are refining our compensation practices to further align the link between employee incentives and shareholder value creation, and we are working hard to ensure that our long-term employees pass along their remarkable depth of knowledge to a new generation of Mosaic workers.

Mosaic Projected Potash Capacity
Million Tonnes


2013
10.7
2015
11.5
2017
12.3
2019
12.7
2021
14.6
Existing and Construction Complete
Construction in Progress
Future Expansions

As our potash expansion projects come online, Mosaic's potash production capacity will increase substantially.

- **Growth:** Our potash expansions will significantly increase our operational capacity, and, over the long-term, our Saudi joint venture will enable us to further diversify our sources of phosphates and provide access to key markets. And we will continue to look for value-adding business development opportunities—both joint ventures and acquisitions.

- **Market Access:** We are constantly working to secure our existing market access, increase our presence in key agricultural regions and enter promising new areas. One example of this work: in Brazil, one of the very few regions of the world with new farm acreage being brought into production, we are planning a significant new investment to expand our presence and increase our ability to grow. Over the next five years, we intend to invest up to $300 million on a number of projects to build, expand or acquire facilities.

MicroEssentials® Percent of Mosaic Phosphate Production (including feeds in total phosphates)


2009
8%
2010
10%
2011
13%
2012
17%
2013
21%
Fiscal year

Production of Mosaic's innovative MicroEssentials phosphate product continues to rise, and global demand for its yield enhancements continues to increase rapidly.

- **Innovation:** Our product innovation continues to differentiate Mosaic from our competitors. Our MicroEssentials fertilizer reached an 11 percent share of the North American phosphate


2013
WORLD'S MOST
ETHICAL
COMPANIES
WWW.ETHISPHERE.COM


CECP


CR's
100 Best
Corporate Citizens
2013

Mosaic is in excellent position to help agriculture meet its daunting challenge, and that bodes well for all our stakeholders.

sales in fiscal 2013, and it is gaining traction in other regions of the world. We will continue to deliver product technology that improves yields while helping farmers take care of the environment. Innovation at Mosaic goes well beyond our products. We constantly strive for better, lower-cost and more sustainable ways to operate, whether it's by reducing our water consumption, cogenerating the electricity our facilities require, or improving the safety of our plants and mines. During fiscal 2013, for example, employees in our Florida phosphate operation identified water-saving procedures that allowed us to cancel the planned construction of a new reverse osmosis facility, saving approximately $50 million.


PEOPLE
TOTAL SHAREHOLDER RETURN
MOS
GROWTH
MARKET ACCESS
INNOVATION

- Shareholder Value: We are always determined to deliver strong total shareholder returns, with a focus on execution and effective capital allocation. We are committed to improving the efficiency of our balance sheet and returning capital to investors, as our dividend increases over the last two years demonstrate. We look forward to greater capital flexibility when restrictions from our Cargill split-off expire in November 2013.

STEPS TAKEN TO IMPROVE SHAREHOLDER RETURN

1. Raised the annual dividend to $1/share, up from $0.20/share, during last 18 months.
2. Repurchased all shares available to us during the 2 years post split-off, $1.2 billion, or 21 million shares.
3. Outlined financial philosophy and capital priorities.
4. Sought to amend split-off agreements to accelerate share repurchase timeframe.

We have accomplished a great deal, and we have much yet to achieve as we work toward achieving our remarkable potential. The Mosaic team—8,400 of us, all around the globe—is energized by the opportunities ahead, and by the exhilarating responsibility of our mission, to help the world grow the food it needs.

We have always managed Mosaic with a long-term view. Markets and weather and prices will change, and they will affect our quarterly results. But the global demand for food, the imperative for farmers around the world to produce higher crop yields, the steady increase in Earth's population—these trends will not change. Mosaic is in excellent position to help agriculture meet its daunting challenge, and that bodes well for all our stakeholders.

Thank you—to our customers, our employees, our partners and our shareholders—for your continued confidence and support. We look forward to working with you for many prosperous years ahead.

Sincerely,

James T. Prokopanko
President and Chief Executive Officer
August 2013

MOSAIC ACTIVITIES IN OFFSHORE COUNTRIES

Net sales in millions	2010	Change %	2011	Change %	2012	Change %	2013
North America	$2,688.7	54%	$4,149.2	6%	$4,407.0	4%	$4,586.1
India	1,232.4	35%	1,664.4	3%	1,710.2	-68%	545.8
Brazil	1,166.3	77%	2,059.1	19%	2,440.7	-2%	2,385.2
China	244.0	8%	262.9	46%	382.9	-3%	371.1
Australia	180.6	44%	260.1	22%	318.5	-35%	207.0
Japan	109.0	88%	204.4	16%	237.5	2%	241.9
Latin America	485.9	31%	638.0	18%	755.0	-1%	750.9
Southeast Asia	362.4	24%	451.0	28%	576.4	-5%	545.3
Other	289.9	-14%	248.5	13%	279.6	22%	340.8
Total	$6,759.1	47%	$9,937.8	12%	$11,107.8	-10%	$9,974.1

Mosaic's market is global. Even with a major player—India—remaining on the sidelines for most of fiscal 2013, Mosaic thrived due to its extensive reach.

EXECUTIVE OFFICERS

James T. Prokopanko
President and Chief Executive Officer

Anthony T. Brausen
Senior Vice President – Finance and Chief Accounting Officer

Gary "Bo" N. Davis
Senior Vice President – Phosphate Operations

Mark E. Kaplan
Vice President – Public Affairs

Richard L. Mack
Executive Vice President, General Counsel and Corporate Secretary

Richard N. McLellan
Senior Vice President – Commercial

James "Joc" O'Rourke
Executive Vice President – Operations and Chief Operating Officer

Corrine D. Ricard
Senior Vice President – Human Resources

Lawrence W. Stranghoener
Executive Vice President and Chief Financial Officer

BOARD OF DIRECTORS

Robert L. Lumpkins
Retired Vice Chairman and Chief Financial Officer of Cargill, Incorporated
Chairman of the Board of The Mosaic Company
Committee: Corporate Governance and Nominating (Chair)

Phyllis E. Cochran
Retired President and Chief Executive Officer of Navistar Financial Corporation
Committees: Audit; Compensation

Nancy E. Cooper
Retired Executive Vice President and Chief Financial Officer of CA, Inc.
Committees: Audit; Corporate Governance and Nominating

Gregory L. Ebel
President and Chief Executive Officer of Spectra Energy Corp
Committee: Audit

William R. Graber
Retired Senior Vice President and Chief Financial Officer of McKesson Corporation
Committees: Audit (Chair); Corporate Governance and Nominating

Emery N. Koenig
Executive Vice President and Chief Risk Officer of Cargill, Incorporated
Committee: Environmental, Health, Safety and Sustainable Development

Harold H. MacKay
Of Counsel to the Law Firm of MacPherson Leslie and Tyerman LLP
Committee: Corporate Governance and Nominating

William T. Monahan
Retired Chairman of the Board, President and Chief Executive Officer of Imation Corp.
Committees: Audit; Compensation (Chair)

James L. Popowich
Retired Chief Executive Officer of Elk Valley Coal Corporation
Committees: Compensation; Environmental, Health, Safety and Sustainable Development

James T. Prokopanko
President and Chief Executive Officer of The Mosaic Company

David T. Seaton
Chairman and Chief Executive Officer of Fluor Corp.
Committees: Compensation; Environmental, Health, Safety and Sustainable Development

Steven M. Seibert
Attorney at The Seibert Law Firm
Committees: Corporate Governance and Nominating; Environmental, Health, Safety and Sustainable Development (Chair)

The Mosaic Company
Fiscal 2013 Financial Review

Financial Table of Contents

Introduction

The Mosaic Company (before or after the Cargill Transaction, as defined below, "***Mosaic***", and with its consolidated subsidiaries, "***we***", "***us***", "***our***", or the "***Company***") is the parent company of the business that was formed through the business combination ("***Combination***") of IMC Global Inc. and the Cargill Crop Nutrition fertilizer businesses of Cargill, Incorporated and its subsidiaries (collectively, "***Cargill***") on October 22, 2004. On May 25, 2011, we consummated the first in a series of transactions (collectively, the ***"Cargill Transaction"***) intended to result in the split-off (the "***Split-off***") and orderly distribution of Cargill's then approximately 64% ownership in us through a series of public offerings. Further information regarding this transaction is included in Note 2 of our Notes to Consolidated Financial Statements.

We produce and market concentrated phosphate and potash crop nutrients. We conduct our business through wholly and majority owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest, including consolidated variable interest entities and investments accounted for by the equity method. We are organized into the following business segments:

Our **Phosphates** business segment owns and operates mines and production facilities in Florida which produce concentrated phosphate crop nutrients and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce concentrated phosphate crop nutrients. In fiscal 2011, the Phosphates segment acquired a 35% economic interest in a joint venture, which owns a phosphate rock mine (the "***Miski Mayo Mine***") in Peru. Our Phosphates segment's results also include our international distribution activities as well as the consolidated results of Phosphate Chemicals Export Association, Inc. ("***PhosChem***"), a U.S. Webb-Pomerene Act association of phosphate producers that exports concentrated phosphate crop nutrient products around the world for us and PhosChem's other member. Our share of PhosChem's sales volume was approximately 93% for the fiscal year ended May 31, 2013.

Our **Potash** business segment owns and operates potash mines and production facilities in Canada and the U.S. which produce potash-based crop nutrients, animal feed ingredients and industrial products. Potash sales include domestic and international sales. We are a member of Canpotex, Limited ("***Canpotex***"), an export association of Canadian potash producers through which we sell our Canadian potash outside of the U.S. and Canada.

Key Factors that can Affect Results of Operations and Financial Condition

Our primary products, phosphate and potash crop nutrients, are, to a large extent, global commodities that are also available from a number of domestic and international competitors, and are sold by negotiated contracts or by reference to published market prices. The most important competitive factor for our products is delivered price. As a result, the markets for our products are highly competitive. Business and economic conditions and governmental policies affecting the agricultural industry and customer sentiment are the most significant factors affecting worldwide demand for crop nutrients. The profitability of our businesses is heavily influenced by worldwide supply and demand for our products, which affects our sales prices and volumes. Our costs per tonne to produce our products are also heavily influenced by significant raw material costs in our Phosphates business and fixed costs associated with owning and operating our major facilities.

World prices for the key raw material inputs for concentrated phosphate products, including ammonia, sulfur and phosphate rock, have an effect on industry-wide phosphate prices and costs. The primary feedstock for producing ammonia is natural gas, and costs for ammonia are generally highly dependent on natural gas prices as well as the supply and demand balance for ammonia. Sulfur is a global commodity that is primarily produced as a co-product of oil refining, where the market price is based primarily on the supply and demand balance for sulfur. We believe our investments in sulfur transportation assets continue to afford us a competitive advantage compared to other North American producers in the cost of and security of supply of sulfur. We produce most of our requirements for phosphate rock through either wholly or partly owned mines.

Our products are generally sold based on the market prices prevailing at the time the sales contract is signed or through contracts which are priced at the time of shipment based on a formula. Additionally, in certain circumstances the final price of our products is determined after shipment based on the current market at the time the price is agreed to with the customer. Forward sales programs at fixed prices create a lag between prevailing market prices and our average realized selling prices. The mix and parameters of these sales programs vary over time based on our marketing strategy, which considers factors that include among others optimizing our production and operating efficiency with warehouse limitations, as well as customer requirements. The use of forward sales programs and level of customer prepayments may be magnified in periods of changing supply and demand.

Our per tonne selling prices for potash are affected by shifts in the product mix, geography and customer mix. Our Potash business is significantly affected by Canadian resource taxes and royalties that we pay the Province of Saskatchewan to mine and sell our potash products. In addition, cost of goods sold is affected by the level of periodic inflationary pressures on resources, such as labor, processing materials and construction costs, due to the rate of economic growth in western Canada where we produce most of our potash; the operating costs we incur to manage salt saturated brine inflows at our potash mine at Esterhazy, Saskatchewan which are affected by changes in the amount and pattern of the inflows, among other factors; and natural gas costs for operating our potash solution mine at Belle Plaine, Saskatchewan. We also incur capital costs to manage the brine inflows at Esterhazy.

We manage brine inflows at Esterhazy through a number of methods, primarily by reducing or preventing particular sources of brine inflow by locating the point of entry through the use of various technologies, including 3D seismic surveys, injecting calcium chloride into the targeted areas from surface, and grouting targeted areas from underground. We also pump brine out of the mine, which we impound in surface storage areas and dispose of by injecting it below the surface through the use of injection wells. Excess brine is also stored in mined-out areas of the mine, and the level of this stored brine fluctuates either up or down, from time to time, depending on the net inflow or net outflow rate. To date, our brine inflow and remediation efforts have not had a material impact on our production processes or volumes. In recent years, we have been investing in additional capacity and technology to manage the brine inflows. For example, in order to more effectively manage the brine inflow, we have significantly expanded our pumping capacity at Esterhazy in the last several years. In addition, we have also introduced horizontal drilling capabilities to locate points of inflow and inject calcium chloride, and have added additional brine injection capacity at a site that is remote from our current mine workings.

Our results of operations are also affected by changes in currency exchange rates due to our international footprint. The most significant currency impacts are generally from the Canadian dollar and the Brazilian real.

We have expanded production in our Potash segment, in line with our view of the long-term fundamentals of increasing global demand in that business. From the inception of our brownfield expansions, our plans provide for an increase in our annual operational capacity for finished product by approximately five million tonnes. We have deferred construction on approximately two million tonnes of capacity until such time as construction costs moderate and we believe we are able to achieve higher expected returns on our investment.

A discussion of these and other factors that affected our results of operations and financial condition for the periods covered by this Management's Discussion and Analysis of Financial Condition and Results of Operations is set forth in further detail below. This Management's Discussion and Analysis of Financial Condition and Results of Operations should also be read in conjunction with the narrative description of our business in Item 1, and the risk factors described in Item 1A, of Part I of this annual report on Form 10-K, and our Consolidated Financial Statements, accompanying notes and other information listed in the accompanying Financial Table of Contents.

Throughout the discussion below, we measure units of production, sales and raw materials in metric tonnes which are the equivalent of 2,205 pounds, unless we specifically state that we mean short or long ton(s) which are the equivalent of 2,000 pounds and 2,240 pounds, respectively. References to a particular fiscal year are to the twelve months ended May 31 of that year. In the following table, there are certain percentages that are not considered to be meaningful and are represented by "NM".

Results of Operations

The following table shows the results of operations for the three years ended May 31, 2013, 2012 and 2011:

	Years Ended May 31,			2013-2012		2012-2011	
(in millions, except per share data)	2013	2012	2011	Change	Percent	Change	Percent
Net sales	$ 9,974.1	$ 11,107.8	$ 9,937.8	$ (1,133.7)	(10%)	$ 1,170.0	12%
Cost of goods sold	7,213.9	8,022.8	6,816.0	(808.9)	(10%)	1,206.8	18%
Gross margin	2,760.2	3,085.0	3,121.8	(324.8)	(11%)	(36.8)	(1%)
Gross margin percentage	27.7%	27.8%	31.4%				
Selling, general and administrative expenses	427.3	410.1	372.5	17.2	4%	37.6	10%
Other operating expenses	123.3	63.8	85.1	59.5	93%	(21.3)	(25%)
Operating earnings	2,209.6	2,611.1	2,664.2	(401.5)	(15%)	(53.1)	(2%)
Interest income (expense), net	18.8	18.7	(5.1)	0.1	1%	23.8	NM
Foreign currency transaction (loss) gain	(15.9)	16.9	(56.3)	(32.8)	(194%)	73.2	NM
Gain on sale of equity investment	-	-	685.6	-	-	(685.6)	NM
Other income (expense)	2.0	(17.8)	(17.1)	19.8	(111%)	(0.7)	4%
Earnings from consolidated companies before income taxes	2,214.5	2,628.9	3,271.3	(414.4)	(16%)	(642.4)	(20%)
Provision for income taxes	341.0	711.4	752.8	(370.4)	(52%)	(41.4)	(5%)
Earnings from consolidated companies	1,873.5	1,917.5	2,518.5	(44.0)	(2%)	(601.0)	(24%)
Equity in net earnings (loss) of nonconsolidated companies	18.3	13.3	(5.0)	5.0	38%	18.3	NM
Net earnings including noncontrolling interests	1,891.8	1,930.8	2,513.5	(39.0)	(2%)	(582.7)	(23%)
Less: Net earnings (loss) attributable to noncontrolling interests	3.1	0.6	(1.1)	2.5	NM	1.7	NM
Net earnings attributable to Mosaic	$ 1,888.7	$ 1,930.2	$ 2,514.6	$ (41.5)	(2%)	$ (584.4)	(23%)
Diluted net earnings per share attributable to Mosaic	$ 4.42	$ 4.42	$ 5.62	$ -	-	$ (1.20)	(21%)
Diluted weighted average number of shares outstanding	426.9	436.5	447.5				

Overview of Fiscal 2013, 2012 and 2011

Net earnings attributable to Mosaic for fiscal 2013 and 2012 were $1.9 billion, or $4.42 per diluted share, and $2.5 billion, or $5.62 per diluted share, for fiscal 2011. Included in fiscal 2013 net earnings is a discrete income tax benefit of approximately $180 million, or $0.42 per diluted share, related to the resolution of certain tax matters and resulting in an overall lower effective tax rate. Fiscal 2011 included a $685.6 million pre-tax gain on the sale of our interest in Vale Fertilizantes S.A. (formerly Fosfertil S.A. or "***Fosfertil***"), or after tax earnings per share impact of $1.27. The more significant factors that affected our results of operations and financial condition in fiscal 2013, 2012 and 2011 are listed below. These factors are discussed in more detail in the following sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal 2013

In fiscal 2013, average Potash selling prices were lower than the prior year primarily due to cautious customer purchasing behavior leading up to the signing of significant supply contracts with customers in both China and India in the third quarter of fiscal 2013. The impact of lower selling prices was more than offset by higher Potash sales volumes compared to the prior year. North American sales volumes increased in the second half of fiscal 2013 compared to the prior year due primarily due to robust spring demand and continuing strong farmer economics. Our international potash sales through Canpotex also increased in the second half of fiscal 2013 due to an increase in our allocation of annual sales by Canpotex combined with the signing of supply contracts with India and China mentioned above. Additionally, Potash sales volumes in the prior year were constrained by high pipeline inventories and the related impact on buyer sentiment.

Average Phosphates selling prices were lower than the prior year. Phosphate fertilizer prices have remained below those in the prior year due to a market recalibration that occurred in the third quarter of fiscal 2012. Phosphate sales volumes decreased from the prior year due primarily to lack of product availability as a result of entering fiscal 2013 with lower inventory levels and lower shipments to India.

Lower raw material costs, including sulfur, ammonia and phosphate rock, partially offset the decrease in selling prices for our phosphates products. The lower costs for ammonia were the result of internal production of ammonia at our Faustina ammonia facility which was operating at near full capacity in fiscal 2013, but was temporarily shut down during the first half of the prior fiscal year due to an unplanned outage. The lower phosphate rock costs were due to increased production from our South Fort Meade mine in fiscal 2013 compared to the prior year when it operated on a limited basis.

Current weakness in the market has reduced both phosphates and potash prices. However, we continue to believe the crop nutrient market fundamentals remain strong due to the positive long-term global outlook for agriculture, supported by increased demand for grains and oilseeds and modest global grain and oilseed stocks.

Other highlights in fiscal 2013:

- We generated $1.9 billion in cash flows from operations in fiscal 2013, down from the prior year due to an increase in working capital. The positive cash flow in the current year was primarily generated by net earnings. We maintained cash and cash equivalents of $3.7 billion as of May 31, 2013 compared to $3.8 billion as of May 31, 2012.

- Capital expenditures were $1.6 billion in fiscal 2013. We continue to invest in our business through sustaining capital and through the expansion of capacity in our Potash segment, in line with our view of the long-term fundamentals of increasing global demand in that business. From the inception of our brownfield expansions, our plans provide for an increase in our annual operational capacity for finished product by approximately five million tonnes. We have deferred construction on approximately two million tonnes of capacity until such time as construction costs moderate and we believe we are able to achieve higher expected returns on our investment.

- On March 19, 2013, we entered into a Heads of Agreement with Saudi Arabian Mining Company (***"Ma'aden"***) and Saudi Basic Industries Corporation (***"SABIC"***) under which the parties intend to enter into a joint venture (the ***"Northern Promise Joint Venture"***) to develop a phosphate rock mine and chemical complexes. The Northern Promise Joint Venture is presently planned to produce phosphate fertilizers, animal feed, food grade purified phosphoric acid and sodium tripolyphosphate in the Kingdom of Saudi Arabia. We expect to own 25% of the joint venture and market approximately 25% of production. When completed, the project is expected to diversify our sources for phosphate production. For further information see Note 9 to our Notes to Consolidated Financial Statements.

- Beginning with the dividend paid in August 2012, we increased our annual dividend 100% to $1.00 per share, from the level of $0.50 per share announced in February 2012. Dividend payments were $426.6 million in fiscal 2013.

- On December 17, 2012, we announced that we will change our fiscal year end to December 31 from May 31. We will begin reporting quarterly results on a calendar-year basis with the quarter ending September 30, 2013 and report results for a transition period of June 1 to December 31, 2013. Our first full calendar reporting year will be 2014. For purposes of this report, references to a particular fiscal year are to the twelve months ended May 31 of that year. For example, fiscal 2014 refers to the twelve month period ending May 31, 2014.

- We ended our obligation to supply potash from our Esterhazy mine under a tolling agreement (the "***Tolling Agreement***") at the end of calendar 2012. Under the Tolling Agreement, we had been delivering up to 1.1 million tonnes of potash per year. In addition, effective December 31, 2012, we received credit for 1.2 million tonnes of potash capacity at our Esterhazy mine for purposes of calculating our allocation of annual sales of potash to Canpotex Limited ("***Canpotex***").

- On January 30, 2013, we entered into agreements to settle certain lawsuits against us under federal and state antitrust laws (the ***"Potash Antitrust Cases"***) for an aggregate of $43.8 million. The settlement and related costs resulted in a pre-tax charge of $42 million, or $0.07 per diluted share, in the third quarter of fiscal 2013, and total charges for the year of $51 million, or $0.09 per diluted share, included in other operating expenses.
- Mosaic set a new record for sales of the premium product MicroEssentials®. MES sales volume increased approximately 28% in the current fiscal year from the prior year.

Fiscal 2012

In fiscal 2012, the average Phosphates and Potash selling prices were higher than fiscal 2011 as a result of stronger farmer economics and increased grain prices, particularly corn. Beginning in fiscal 2011, Phosphate selling prices increased steadily throughout the year and the increases continued through the first half of fiscal 2012. In the second half of fiscal 2012, we saw lower average selling prices due to a market recalibration that occurred in the third quarter. However, in the latter part of fiscal 2012 and early in fiscal 2013 Phosphate selling prices increased but remained below levels of the first half of fiscal 2012. The average Potash selling price increased early in fiscal 2012 and remained within a fairly narrow range for the remainder of the year.

Phosphate sales volumes remained relatively flat from the prior year. Fiscal 2012 started with high phosphate producer inventory levels. The high phosphate producer inventory levels were reduced by the end of fiscal 2012 to low levels as a result of an extended North American spring application period, elevated global demand and modest production curtailments from January thru March 2012. Potash sales volumes decreased when compared to the prior year due to cautious customer purchasing behavior in North America. Potash producer inventory levels were low entering fiscal 2012. These potash producer inventory levels increased throughout fiscal 2012 and ended at relatively high levels.

Higher raw material costs more than offset the benefit from the increase in selling prices for our phosphate products. The higher prices for our key raw materials for concentrated phosphates, primarily sulfur and ammonia, resulted from higher global demand and tighter supply for these raw materials in fiscal 2012 compared to the prior year. In addition, because of the preliminary injunctions relating to the extension of our South Fort Meade, Florida, phosphate rock mine into Hardee County, we increased our use of phosphate rock purchased from third parties in our production of crop nutrients, contributing to increased raw material costs.

On February 21, 2012, we announced that we had entered into a settlement that resolved in their entirety the pending court proceedings over the federal wetlands permit for the extension of our South Fort Meade, Florida, phosphate rock mine into Hardee County and allowed mining at the South Fort Meade mine to proceed. The settlement resulted in a pre-tax charge of approximately $13 million included in other operating expenses. We received final court approval of the settlement on March 28, 2012.

On October 24, 2011, we completed a $750 million public debt offering consisting of $450 million aggregate principal amount of 3.750% Senior Notes due 2021 and $300 million aggregate principal amount of 4.875% Senior Notes due 2041 (collectively, the "***New Senior Notes***"). On December 1, 2011, we redeemed the remaining $469.3 million aggregate principal amount of the 7-5/8% Senior Notes due December 2016 (the "***7-5/8% Senior Notes***") of our subsidiary, MOS Holdings Inc. We recorded a pre-tax charge of approximately $20 million in other expense, primarily related to the call premium.

On November 17, 2011, we purchased an aggregate 21.3 million shares of our Class A Common Stock, Series A-4 from two former Cargill stockholders (the "***MAC Trusts***") that received the shares in the Split-off. The purchase price was $54.58 per share, the closing price for our common Stock on November 16, 2011, resulting in a total purchase price of $1.2 billion.

On September 23, 2011, Standard and Poor's included us in the S&P 500 index and on September 29, 2011, we completed an underwritten secondary public offering by the MAC Trusts of 20.7 million shares of our Common Stock that the MAC Trusts acquired in the Cargill Transaction.

We generated a fiscal record of $2.7 billion in cash flows from operations in fiscal 2012 and maintained cash and cash equivalents of $3.8 billion as of May 31, 2012.

Fiscal 2011

Our results for fiscal 2011 reflected continued strengthening of phosphate sales prices compared to fiscal 2010 when the recovery in phosphates selling prices was in its early stages. Potash sales volumes increased compared to the prior year due to increasing demand. The crop nutrient market showed significant improvement compared to fiscal 2010 due to the strengthening global outlook for agriculture fundamentals, supported by increased demand for grains and oilseeds in fiscal 2011. Other factors contributing to the strong market dynamics were low producer and pipeline inventories and the impact of improving application rates as farmers made up for lower rates in recent years.

The selling prices for our phosphate products in fiscal 2011 were significantly higher than in fiscal 2010 due to the factors discussed above and the effect on selling prices of high raw material costs.

Higher raw material costs partially offset the benefit from the increase in market prices for our phosphates products. The higher prices for our key raw materials for concentrated phosphates, primarily sulfur and ammonia, resulted from higher global demand for these raw materials in fiscal 2011 compared to fiscal 2010.

In the first quarter of fiscal 2011, we acquired a 35% economic interest in a joint venture that owns the Miski Mayo Mine in the Bayovar region of Peru for approximately $385 million. We also entered into a commercial supply agreement to purchase phosphate rock from the Miski Mayo Mine for volumes proportionate to our economic interest. Phosphate rock production started at the Miski Mayo Mine during the first quarter of fiscal 2011 and shipments began that same quarter.

In the second quarter of fiscal 2011, we completed the sale of our interest in Fosfertil, which resulted in a pre-tax gain of $685.6 million ($569.4 million after tax). The tax impact of this transaction was $116.2 million and is included in our provision for income taxes for the year ended May 31, 2011.

In the fourth quarter of fiscal 2011, we, Cargill and certain Cargill shareholders consummated the first in a series of transactions as part of the Cargill Transaction as discussed further in Note 2 to our Consolidated Financial Statements.

We generated cash flow from operations of $2.4 billion in fiscal 2011 and maintained cash and cash equivalents of $3.9 billion as of May 31, 2011.

Phosphates Net Sales and Gross Margin

The following table summarizes Phosphates net sales, gross margin, sales volumes and certain other information:

	Years Ended May 31,			2013-2012		2012-2011	
(in millions, except price per tonne or unit)	2013	2012	2011	Change	Percent	Change	Percent
Net sales:							
North America	$ 2,467.9	$ 2,553.0	$ 2,185.6	$ (85.1)	(3%)	$ 367.4	17%
International	4,026.7	5,286.2	4,709.6	(1,259.5)	(24%)	576.6	12%
Total	6,494.6	7,839.2	6,895.2	(1,344.6)	(17%)	944.0	14%
Cost of goods sold	5,332.4	6,372.3	5,241.2	(1,039.9)	(16%)	1,131.1	22%
Gross margin	$ 1,162.2	$ 1,466.9	$ 1,654.0	$ (304.7)	(21%)	$ (187.1)	(11%)
Gross margin as a percent of net sales	17.9%	18.7%	24.0%				
Sales volume (in thousands of metric tonnes)							
Crop Nutrients[a]:							
North America	3,803	3,746	3,441	57	2%	305	9%
International	3,126	3,810	4,116	(684)	(18%)	(306)	(7%)
Crop Nutrient Blends[b]	2,651	2,620	2,636	31	1%	(16)	(1%)
Feed Phosphates	534	621	567	(87)	(14%)	54	10%
Other[c]	1,092	1,039	1,188	53	5%	(149)	(13%)
Total	11,206	11,836	11,948	(630)	(5%)	(112)	(1%)
Average selling price per tonne:							
DAP (FOB plant)	$ 512	$ 555	$ 491	$ (43)	(8%)	$ 64	13%
Crop Nutrient Blends (FOB destination)	555	579	475	(24)	(4%)	104	22%
Average price per unit:							
Ammonia (metric tonne)(Central Florida)	$ 524	$ 528	$ 407	$ (4)	(1%)	$ 121	30%
Sulfur (long ton)	184	223	162	(39)	(18%)	61	38%

[a] Excludes tonnes sold by PhosChem for its other member.

[b] The average product mix in crop nutrient blends ("***Blends***") (by volume) contains approximately 50% phosphate, 25% potash and 25% nitrogen.

[c] Other volumes are primarily single superphosphate ("***SSP***"), potash and urea sold outside of North America.

Fiscal 2013 compared to Fiscal 2012

The Phosphates segment's net sales decreased to $6.5 billion in fiscal 2013, compared to $7.8 billion in fiscal 2012. The decrease was primarily due to lower sales volumes in the first half of the fiscal year that resulted in a reduction to net sales of approximately $390 million combined with a decrease in sales prices that impacted net sales by approximately $390 million. We consolidate the results of PhosChem. Included in our results for fiscal 2013 are PhosChem net sales and costs for its other member of $92 million compared with $645 million in fiscal 2012.

Our average DAP selling price was $512 per tonne in fiscal 2013, a decrease of $43 per tonne or 8% compared with fiscal 2012 due to the factors discussed in the Overview. The selling price per tonne of Blends decreased 4% in fiscal 2013 compared with fiscal 2012, reflecting decreases in the price of materials used to produce Blends, primarily phosphates and potash while nitrogen remained flat.

The Phosphates segment's sales volumes decreased to 11.2 million tonnes in fiscal 2013, compared to 11.8 million tonnes in the same period a year ago. The decline in phosphate sales volumes from the same period in the prior year was due to the factors discussed in the Overview.

Gross margin for the Phosphates segment decreased to $1.2 billion in fiscal 2013 compared with $1.5 billion in fiscal 2012, primarily due to lower average selling prices and sales volume. These factors unfavorably impacted gross margin by approximately $580 million partially offset by lower product costs of approximately $280 million. The lower costs were driven primarily by lower raw materials costs in our North American operations, which include sulfur, ammonia and phosphate rock, of approximately $210 million and lower product costs of approximately $130 million sold by our international distribution locations, including Blends. These lower costs were partially offset by approximately $40 million of increased plant spending. Other factors affecting gross margin and costs are discussed below. As a result of these factors, gross margin as a percentage of net sales decreased to 18% in fiscal 2013 compared to 19% for the same period a year ago.

The average consumed price for ammonia for our North American operations decreased to $524 per tonne in fiscal 2013 from $528 in the same period a year ago. The average consumed price for sulfur for our North American operations decreased to $184 per long ton for fiscal 2013 from $223 in the same period a year ago. The purchase price of these raw materials is driven by global supply and demand. Despite higher market prices for ammonia during the current fiscal year compared to the prior year, we benefitted from the internal production of ammonia at our Faustina facility which was operating at near full capacity in the current fiscal year, but was temporarily shut down during the first half of the prior fiscal year due to an unplanned outage. The average consumed cost of purchased and produced rock decreased to $65 per tonne in fiscal 2013, compared to $73 per tonne in the same period a year ago, primarily due to increased production from our South Fort Meade mine, as discussed below. The percentage of phosphate rock purchased from our Miski Mayo Mine used in finished product production in our North American operations increased to 8% for fiscal 2013 from 7% in the same period a year ago. The percentage of purchased rock from unrelated parties used in phosphate finished product production in our North American operations decreased to 5% in fiscal 2013, from 8% in the same period a year ago.

Costs were also impacted by net unrealized mark-to-market derivative gains of $1.8 million in fiscal 2013, primarily on natural gas derivatives, compared to losses of $3.6 million in fiscal 2012, primarily on freight and natural gas derivatives.

The Phosphates segment's North American production of crop nutrient dry concentrates and animal feed ingredients was 8.2 million tonnes for fiscal 2013 compared with 8.3 million tonnes in the same period a year ago. Our operating rate for processed phosphate production was consistent at 85% in fiscal 2013 and fiscal 2012. Our phosphate rock production was 15.4 million tonnes for fiscal 2013 compared with 12.1 million tonnes in the same period a year ago. The increase in phosphate rock production in fiscal 2013 was primarily due to the settlement of the lawsuit challenging the federal wetlands permit for extension of our South Fort Meade mine into Hardee County, Florida in the fourth quarter of fiscal 2012 that allowed us to resume normal mining operations at South Fort Meade.

Fiscal 2012 compared to Fiscal 2011

The Phosphates segment's net sales increased to $7.8 billion in fiscal 2012, compared to $6.9 billion in fiscal 2011. The increase was primarily due to an increase in sales prices that resulted in incremental net sales of approximately $770 million.

Our average DAP selling price was $555 per tonne in fiscal 2012, an increase of $64 per tonne or 13% compared with fiscal 2011 due to the factors discussed in the Overview. The selling price per tonne of Blends increased 22% in fiscal 2012 compared with fiscal 2011. The increase in Blends pricing was driven by the price increase in all nutrients used to produce Blends, mainly nitrogen and potash. During fiscal 2012, the price of these nutrients increased at a higher rate than phosphate prices.

The Phosphates segment's sales volumes remained relatively flat at 11.8 million tonnes in fiscal 2012, compared to 11.9 million tonnes in the same period a year ago. Domestic sales volumes increased due to a strong spring season and good farmer economics. The decrease in export sales volumes was due to our focus on growing volumes in North America.

We consolidate the results of PhosChem. Included in our results for fiscal 2012 is PhosChem net sales and costs for its other member of $645 million compared with $507 million in fiscal 2011.

Gross margin for the Phosphates segment decreased to $1.5 billion in fiscal 2012 compared with $1.7 billion in fiscal 2011, primarily due to higher product costs of approximately $990 million partially offset by higher average selling prices which favorably impacted gross margin by approximately $770 million. The higher costs were driven by higher raw materials costs in our North American operations, which include sulfur, ammonia and purchased rock, of approximately $490 million and higher raw materials costs used in the production of our international products, including the nitrogen and potash components of Blends, of approximately $420 million. Other factors affecting gross margin and costs are discussed below. As a result of these factors, gross margin as a percentage of net sales decreased to 19% in fiscal 2012 compared to 24% for the same period a year ago.

The average consumed price for sulfur increased to $223 per long ton in fiscal 2012 from $162 in the same period a year ago. The average consumed price for ammonia increased to $528 per tonne for fiscal 2012 from $407 in the same period a year ago. The increase in the market prices of these raw materials was due to the factors discussed in the Overview. The increase in ammonia costs was also impacted by approximately $60 million due to the temporary shutdown of our Faustina ammonia plant as a result of an outage, partially offset by insurance proceeds related to the outage of approximately $49 million of which $8 million is included in cost of goods sold and $41 million is included in other operating expense. The average consumed price for rock increased to $73 per tonne for fiscal 2012 from $59 in the same period a year ago as a result of the higher use of purchased rock. The percentage of phosphate rock from our Miski Mayo Mine used in finished product production in our North American operation increased from 4% in fiscal 2011 to 7% in fiscal 2012. The percentage of purchased rock from unrelated third parties used in phosphate finished product production in our North American operations increased from 4% in fiscal 2011 to 8% in fiscal 2012 primarily related to the limited production at our South Fort Meade mine in fiscal 2012.

Costs were also impacted by net unrealized mark-to-market derivative losses of $3.6 million in fiscal 2012, primarily on freight and natural gas derivatives, compared to gains of $0.5 million in fiscal 2011, primarily on natural gas derivatives.

The Phosphates segment's North American production of crop nutrient dry concentrates and animal feed ingredients was 8.3 million tonnes for fiscal 2012 compared with 8.4 million tonnes in the same period a year ago. Our operating rate for processed phosphate production was 85% in fiscal 2012 compared to 87% in fiscal 2011. During the second half of fiscal 2012, we reduced finished phosphate production to help manage our inventory levels. Our phosphate rock production was 12.1 million tonnes for fiscal 2012 compared with 11.5 million tonnes in fiscal 2011. The increase in phosphate rock production rates was primarily due to increased production at our Four Corners, Wingate and Hookers Prairie mines. The South Fort Meade mine, which was producing on a limited basis in fiscal 2012, was temporarily shutdown for most of the first half of fiscal 2011 and subsequently operated at a reduced production level for the remainder of fiscal 2011 due to the preliminary injunctions relating to the extension of the mine into Hardee County as discussed under "Environmental, Health and Safety Matters—Operating Requirements and Impacts—Permitting" below.

Potash Net Sales and Gross Margin

The following table summarizes Potash net sales, gross margin, sales volumes and certain other information:

	Years Ended May 31,			2013-2012		2012-2011	
(in millions, except price per tonne or unit)	2013	2012	2011	Change	Percent	Change	Percent
Net sales:							
North America	$ 2,108.0	$ 1,851.9	$ 1,949.7	$ 256.1	14%	$ (97.8)	(5%)
International	1,421.3	1,449.4	1,111.3	(28.1)	(2%)	338.1	30%
Total	3,529.3	3,301.3	3,061.0	228.0	7%	240.3	8%
Cost of goods sold	1,918.0	1,679.3	1,592.0	238.7	14%	87.3	5%
Gross margin	$ 1,611.3	$ 1,622.0	$ 1,469.0	$ (10.7)	(1%)	$ 153.0	10%
Gross margin as a percent of net sales	45.7%	49.1%	48.0%				
Sales volume (in thousands of metric tonnes)							
Crop Nutrients [a]:							
North America	3,139	2,350	3,263	789	34%	(913)	(28%)
International	3,966	3,666	3,626	300	8%	40	1%
Total	7,105	6,016	6,889	1,089	18%	(873)	(13%)
Non-agricultural	666	704	634	(38)	(5%)	70	11%
Total	7,771	6,720	7,523	1,051	16%	(803)	(11%)
Average selling price per tonne (FOB plant):							
MOP - North America crop nutrients	$ 450	$ 515	$ 394	$ (65)	(13%)	$ 121	31%
MOP - International	349	401	309	(52)	(13%)	92	30%
MOP - Average [b]	405	448	359	(43)	(10%)	89	25%

(a) Excludes tonnes related to a third-party tolling arrangement.

(b) MOP – Average selling price includes feed and industrial selling prices.

Fiscal 2013 compared to Fiscal 2012

The Potash segment's net sales increased to $3.5 billion in fiscal 2013 compared with $3.3 billion in fiscal 2012 due to an increase in sales volumes that resulted in higher net sales of approximately $520 million, partially offset by a decrease in sales prices which resulted in lower net sales of approximately $300 million.

The Potash segment's sales volumes increased to 7.8 million tonnes for fiscal 2013 compared to 6.7 million tonnes in the same period a year ago, primarily driven by the factors described in the Overview.

Our average MOP selling price was $405 per tonne in fiscal 2013, which is a decrease of 10% compared to the prior year average price of $448 per tonne. MOP selling prices, both domestic and international, decreased due to factors discussed in the Overview.

Gross margin for the Potash segment in fiscal 2013 was comparable to the prior year at $1.6 billion. The gross margin was favorably impacted by approximately $360 million due to the increase in sales volumes, partially offset by a decrease in selling prices which unfavorably impacted gross margin by approximately $300 million. In addition, gross margin was unfavorably impacted by higher costs of approximately $60 million, which are further described in the following paragraphs. The factors affecting gross margin and costs are further discussed below. Gross margin as a percentage of net sales decreased to 46% in fiscal 2013 from 49% in fiscal 2012.

We incurred $301.9 million in depreciation expense during fiscal 2013 compared to $233.1 million in fiscal 2012. The higher depreciation relates to more fixed assets being depreciated as they have been brought into service for our expansion and sustaining projects.

We incurred $450.9 million in labor and contract labor costs during fiscal 2013 compared to $393.7 million in fiscal 2012. The increase in labor and contract labor costs primarily related to the effects of the settlement of collective bargaining agreements and additional headcount to support our expansion projects.

We incurred $249.9 million in Canadian resource taxes in fiscal 2013 compared with $257.9 million in fiscal 2012. The lower taxes were due primarily to lower selling prices in fiscal 2013. The potash expansions resulted in a reduction to our Canadian resource taxes of approximately $162 million and $185 million for fiscal 2013 and 2012, respectively. We incurred $58.0 million in royalties in fiscal 2013 compared to $69.2 million in fiscal 2012. The decrease in royalties was due primarily to lower selling prices in fiscal 2013.

Costs were impacted by net unrealized mark-to-market derivative gains, primarily on natural gas derivatives, of $13.3 million in fiscal 2013 compared with losses, primarily on foreign currency and natural gas derivatives, of $38.3 million in fiscal 2012.

We incurred $235.5 million in expenses, including depreciation on brine assets, and $131.5 million in capital expenditures related to managing the brine inflows at our Esterhazy mine during fiscal 2013, compared to $205.0 million and $44.4 million, respectively, in fiscal 2012. We have been effectively managing the brine inflows at Esterhazy since 1985, and from time to time we experience changes to the amounts and patterns of brine inflows. During the current fiscal year, inflows continued to be higher than average but are still estimated to be within the range of our historical experience. Brine inflow costs, beginning in the third quarter of fiscal 2013, included the costs for pumping brine from the mine to a new brine injection site that is remote from our current mine workings. This new remote injection site, which commenced operations in December 2012, enhances our flexibility for disposing of brine that has been pumped out of the mine and, together with increased pumping capacity, is helping us alleviate the effects of constraints on our pumping that began in the latter half of fiscal 2012. These constraints affected available storage capacity in surface ponds and were primarily due to abnormal rainfall in Saskatchewan as well as the downtime of certain of our brine injection wells. The amount of brine stored in the mined out areas at Esterhazy had reached a level higher than past experience as a result of the factors described above, but has not impeded mining. In general, higher levels of brine stored in the mine result in less time available to mitigate new or increased inflows that exceed our capacity for pumping or disposal of brine outside the mine and less time to avoid flooding and/or loss of the mine. As a result of our investments in the new remote injection and increased pumping capacities, however, we have begun to reduce the amount of brine stored in the mine. Brine inflow costs also continue to reflect the cost of addressing changing inflow patterns and inflows from below our mine workings, which can be more complex and costly to manage, as well as higher costs associated with the introduction of horizontal drilling beginning in the second quarter of fiscal 2012. Under a tolling agreement that expired during the third quarter of fiscal 2013, we were entitled to reimbursement of a pro-rata share of operating and capital costs of our Esterhazy mine, including a portion of our costs for managing the brine inflows.

For fiscal 2013, potash production was 7.8 million tonnes compared to 7.4 million tonnes in fiscal 2012. We curtailed production in the second half of fiscal 2012 due to lower market demand as a result of cautious customer purchasing behavior. Our operating rate for potash production was 79% in fiscal 2013 compared to 81% in fiscal 2012 due to higher capacity in fiscal 2013. We are curtailing production at our Colonsay mine, and may also curtail production at other Potash mines, if required to match production volumes to market demand.

Fiscal 2012 compared to Fiscal 2011

The Potash segment's net sales increased to $3.3 billion in fiscal 2012 compared with $3.1 billion in fiscal 2011 primarily due to an increase in sales prices that resulted in an increase in net sales of approximately $620 million, partially offset by lower sales volumes which resulted in lower sales of approximately $380 million.

The Potash segment's sales volumes decreased to 6.7 million tonnes for fiscal 2012 compared to 7.5 million tonnes in the same period a year ago due to cautious customer purchasing behavior in North America.

Our average MOP selling price was $448 per tonne in fiscal 2012, which is an increase of 25% compared to the prior year average price of $359 per tonne. MOP selling prices, both domestic and international, increased as a result of stronger farmer economics and increased grain prices, particularly corn, in fiscal 2012.

Gross margin for the Potash segment increased to $1.6 billion in fiscal 2012 compared to $1.5 billion in fiscal 2011. The gross margin was favorably impacted by approximately $620 million due primarily to the increase in sales prices, partially offset by a decrease in sales volume which unfavorably impacted gross margin by approximately $250 million. In addition, gross margin was unfavorably impacted by higher costs of approximately $220 million, which are further described in the following paragraphs. The factors affecting gross margin and costs are further discussed below. Gross margin as a percentage of net sales increased to 49% in fiscal 2012 from 48% in fiscal 2011.

We incurred $233.1 million in depreciation expense during fiscal 2012 compared to $188.9 million in fiscal 2011. The higher depreciation relates to more fixed assets being depreciated as they have been brought into service primarily for our expansion and sustaining projects.

We incurred $393.7 million in labor and contract labor costs during fiscal 2012 compared to $345.6 million in fiscal 2011. The increase in labor and contract labor costs primarily related to additional headcount and payroll related costs to support our expansions.

We incurred $257.9 million in Canadian resource taxes in fiscal 2012 compared with $243.7 million in fiscal 2011. The higher taxes were due primarily to increasing selling prices in fiscal 2012. The potash expansions resulted in a reduction to our Canadian resource taxes and royalties of approximately $185 million and $233 million for fiscal 2012 and 2011, respectively. We incurred $69.2 million in royalties in fiscal 2012 compared to $50.5 million in fiscal 2011. The increase in royalties was due primarily to higher sales in fiscal 2012.

Costs were impacted by net unrealized mark-to-market derivative losses, primarily on foreign currency and natural gas derivatives, of $38.3 million in fiscal 2012 compared with gains, primarily on foreign currency derivatives, of $12.5 million in fiscal 2011.

We incurred $205.0 million in expenses, including depreciation, and $44.4 million in capital expenditures related to managing the brine inflows at our Esterhazy mine during fiscal 2012, compared to $151.9 million and $37.4 million, respectively, in fiscal 2011. During the last half of fiscal 2012, net inflows were higher than average but still estimated to be within our historical experience. Our pumping of brine from the mine was constrained beginning in the latter half of fiscal 2012 because of less available storage capacity than normal in surface ponds primarily due to abnormal rainfall in Saskatchewan and the downtime of certain brine injection wells. The results for fiscal 2012 include the higher costs of addressing brine inflow costs, which continued to reflect the cost of addressing changing inflow patterns and inflows from below our mine workings, which can be more complex and costly to manage, as well as higher costs associated with the introduction of horizontal drilling beginning in the second quarter of fiscal 2012. Under a tolling agreement that expired during the third quarter of fiscal 2013, we were entitled to reimbursement of a pro-rata share of operating and capital costs of our Esterhazy mine, including a portion of our costs for managing the brine inflows.

For fiscal 2012, potash production was 7.4 million tonnes compared to 7.3 million tonnes in fiscal 2011. We increased our production rates beginning in fiscal 2011 continuing through the first half of fiscal 2012 to meet increasing demand; however, we curtailed production in the second half of the year due to lower market demand as a result of cautious customer purchasing behavior. Our operating rate for potash production was 81% in fiscal 2012 compared to 80% in fiscal 2011.

Other Income Statement Items

(in millions)	Years ended May 31, 2013	2012	2011	2013-2012 Change	Percent	2012-2011 Change	Percent
Selling, general and administrative expenses	$ 427.3	$ 410.1	$ 372.5	$ $17.2	4%	$ $37.6	10%
Other operating expenses	123.3	63.8	85.1	59.5	93%	(21.3)	(25%)
Interest (expense)	-	(1.4)	(27.6)	1.4	(100%)	26.2	(95%)
Interest income	18.8	20.1	22.5	(1.3)	(6%)	(2.4)	(11%)
Interest income (expense), net	18.8	18.7	(5.1)	0.1	1%	23.8	NM
Foreign currency transaction (loss) gain	(15.9)	16.9	(56.3)	(32.8)	(194%)	73.2	NM
Gain on sale of equity investment	-	-	685.6	-	-	(685.6)	NM
Other income (expense)	2.0	(17.8)	(17.1)	19.8	(111%)	(0.7)	4%
Provision for income taxes	341.0	711.4	752.8	(370.4)	(52%)	(41.4)	(5%)
Equity in net earnings (loss) of nonconsolidated companies	18.3	13.3	(5.0)	5.0	38%	18.3	NM

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $427.3 million in fiscal 2013 compared to $410.1 million in fiscal 2012 due to an increase in salaries, incentives, and other employee benefits combined with an increase in project costs related to strategic and operational improvement initiatives. Selling, general and administrative expenses increased to $410.1 million in fiscal 2012 compared to $372.5 million in fiscal 2011 primarily as a result of an increase in salaries and benefits combined with an increase in costs associated with operational improvement initiatives, primarily related to information technology enhancements.

Other Operating Expenses

Other operating expenses were $123.3 million in fiscal 2013 compared to $63.8 million in fiscal 2012. Other operating expenses typically consist of three major categories: 1) Asset Retirement Obligations (*"AROs"*)/environmental and legal reserves, 2) insurance reimbursements and 3) gain/loss on fixed assets. The increase in fiscal 2013 is primarily due to the settlement of the Potash Antitrust Cases. The settlement and related costs resulted in a pre-tax charge of approximately $51 million.

Other operating expenses were $63.8 million in fiscal 2012 compared to $85.1 million in fiscal 2011. The decrease in fiscal 2012 primarily relates to a $17.0 million write-off of assets in fiscal 2011 at our Louisiana ammonia facility in our Phosphates segment.

Foreign Currency Transaction Gain (Loss)

In fiscal 2013, we recorded a foreign currency transaction loss of $15.9 million, compared to a gain of $16.9 million in fiscal 2012. The foreign currency transaction loss in fiscal 2013 was primarily the result of the strengthening of the U.S. dollar relative to the Brazilian Real on significant U.S. dollar denominated payables held by our Brazilian subsidiaries.

In fiscal 2012, we recorded a foreign currency transaction gain of $16.9 million, compared to a loss of $56.3 million in fiscal 2011. The foreign currency transaction gain in fiscal 2012 was primarily the result of the strengthening of the U.S. dollar relative to the Canadian dollar on significant U.S. dollar denominated intercompany receivables and cash held by certain of our Canadian subsidiaries, partially offset by the effect of the strengthening of the U.S. dollar relative to the Brazilian Real on significant U.S. dollar denominated payables held by our Brazilian subsidiaries.

Gain on Sale of Equity Investment

In fiscal 2011, we recorded a $685.6 million pre-tax gain on the sale of our equity method investment in Fosfertil. The tax impact of this transaction was $116.2 million which is included in our provision for income taxes for fiscal 2011. For further discussion see Note 9 of our Notes to Consolidated Financial Statements.

Other Income (Expense)

For fiscal 2012, we recorded a charge of approximately $20 million for the call premium related to the redemption of the remaining $469.3 million aggregate principal amount of our 7-5/8% Senior Notes due December 2016.

For fiscal 2011, we recorded a charge of approximately $19 million for the call premium and write-off of unamortized fees related to the redemption of the remaining $455.4 million aggregate principal amount of our 7-3/8% senior notes due December 2014.

Provision for Income Taxes

Years Ended May 31,	Effective Tax Rate	Provision for Income Taxes
2013	15.4%	$ 341.0
2012	27.1%	711.4
2011	23.0%	752.8

Our income tax rate is impacted by the mix of earnings across the jurisdictions in which we operate and by a benefit associated with depletion. Income tax expense for fiscal 2013 was $341.0 million, an effective tax rate of 15.4% on pre-tax income of $2.2 billion. The tax rate was impacted by a discrete income tax benefit of approximately $180 million related to the resolution of certain tax matters.

Income tax expense for fiscal 2012 was $711.4 million, an effective tax rate of 27.1% on pre-tax income of $2.6 billion.

Income tax expense for fiscal 2011 was $752.8 million, an effective tax rate of 23.0% on pre-tax income of $3.3 billion. The tax rate was impacted by a $116.2 million expense related to the $685.6 million gain on the sale of our interest in Fosfertil.

Equity in Net Earnings (Loss) of Non-Consolidated Companies

Equity in net earnings of non-consolidated companies was a gain of $18.3 million in fiscal 2013 and $13.3 million in fiscal 2012. These gains were driven primarily by higher production and profitability levels of the Miski Mayo Mine.

Equity in net earnings of non-consolidated companies was a loss of $5.0 million in fiscal 2011. Our fiscal 2011 loss was driven primarily by our investment in the Miski Mayo Mine which was in the startup stage in fiscal 2011.

Critical Accounting Estimates

We prepare our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America which requires us to make various judgments, estimates and assumptions that could have a significant impact on our reported results and disclosures. We base these estimates on historical experience and other assumptions believed to be reasonable at the time we prepare our financial statements. Changes in these estimates could have a material effect on our Consolidated Financial Statements.

Our significant accounting policies can be found in Note 3 of our Notes to Consolidated Financial Statements. We believe the following accounting policies include a higher degree of judgment and complexity in their application and are most critical to aid in fully understanding and evaluating our reported financial condition and results of operations.

Recoverability of Long-Lived Assets including Goodwill

Assessing the potential impairment of long-lived assets is an integral part of our normal ongoing review of operations. These assessments involve estimates that require significant management judgment, and include inherent uncertainties that are often interdependent and do not change in isolation. Factors that management must estimate include, among others, industry and market conditions, the economic life of the asset, sales volume and prices, inflation, raw materials costs, cost of capital, tax rates and capital spending. These factors are even more difficult to predict when global financial markets are highly volatile. Further, our Company faces many uncertainties and risks related to various economic, political and regulatory environments in the countries in which we operate. Refer to "Item 1A. Risk Factors" in Part I of this annual report on Form 10-K.

As mentioned above, these factors do not change in isolation; therefore, it is not practicable to present the impact of changing a single factor. If management uses different assumptions or if different conditions occur in future periods, future impairment charges could result and could be material. Impairments generally would be non-cash charges. During the current fiscal year, no material impairment was indicated.

The carrying value of goodwill in our business segments, which are also our reporting units, is tested annually for possible impairment during the second quarter of each fiscal year. We typically use an income approach valuation model, representing present value of future cash flows, to determine the fair value of a reporting unit. Growth rates for sales and profits are determined using inputs from our annual long-range planning process. The rates used to discount projected future cash flows reflect a weighted average cost of capital based on the Company's industry, capital structure and risk premiums including those reflected in the current market capitalization. When preparing these estimates, management considers each reporting unit's historical results, current operating trends, and specific plans in place. These estimates are impacted by various factors including inflation, the general health of the economy and market competition. In addition, events and circumstances that might be indicators of possible impairment are assessed during other interim periods. No goodwill impairment was indicated in the current fiscal year. See Note 10 of our Notes to Consolidated Financial Statements for additional information regarding goodwill. As of May 31, 2013 we had $1.8 billion of goodwill.

Useful Lives of Depreciable Assets and Rates of Depletion

We estimate initial useful lives of property, plant and equipment based on operational experience, current technology, improvements made to the assets, and anticipated business plans. Factors affecting the fair value of our assets, as noted above, may also affect the estimated useful lives of our assets and these factors can change. Therefore, we periodically review the estimated remaining useful lives of our facilities and other significant assets and adjust our depreciation rates prospectively where appropriate.

Depletion expenses for mining operations, including mineral reserves, are generally determined using the units-of-production method based on estimates of recoverable reserves. These estimates may change based on new information regarding the extent or quality of mineral reserves, permitting or changes in mining strategies.

Inventories

We review our inventory carrying amounts quarterly to determine if they exceed their estimated net realizable value. Forecasted selling prices are a significant component in determining estimated net realizable value. As described in our significant accounting policies, there are a number of demand and supply variables that can impact forecasted selling prices. Additionally, judgment is involved in this analysis with estimating whether inventories will be sold as blends or other products and the expected effects on costs. These factors do not change in isolation, and therefore, it is not practicable to present the impact of changing a single factor.

Although we believe our judgments and estimates are reasonable, results could differ materially if actual selling prices differ significantly from forecasted selling prices or if expected costs change significantly through the ultimate sale of inventory. Charges for lower of cost or market adjustments, if any, are recognized in our Consolidated Statements of Earnings in the period when there is evidence of a decline of market value below cost. During fiscal 2013, 2012 or 2011 no lower of cost or market inventory write-downs were indicated.

We allocate fixed expense to the costs of production based on normal capacity, which refers to a range of production levels and is considered the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Fixed overhead costs allocated to each unit of production should not increase due to abnormally low production. Those excess costs are recognized as a current period expense. When a production facility is completely shut down temporarily, it is considered "idle", and all related expenses are charged to cost of goods sold.

Environmental Liabilities and Asset Retirement Obligations

We record accrued liabilities for various environmental and reclamation matters including the demolition of former operating facilities, and AROs.

Contingent environmental liabilities are described in Note 21 of our Notes to Consolidated Financial Statements. Accruals for environmental matters are based primarily on third-party estimates for the cost of remediation at previously operated sites and estimates of legal costs for ongoing environmental litigation. We regularly assess the likelihood of material adverse judgments or outcomes as well as potential ranges or probability of losses. We determine the amount of accruals required, if any, for contingencies after carefully analyzing each individual matter. Actual costs incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. As of May 31, 2013 and 2012, we had accrued $24.7 million and $27.3 million, respectively, for environmental matters.

As indicated in Note 14 of our Notes to Consolidated Financial Statements, we recognize AROs in the period in which we have an existing legal obligation, and the amount of the liability can be reasonably estimated. We utilize internal engineering experts as well as third-party consultants to assist management in determining the costs of retiring certain of our long-term operating assets. Assumptions and estimates reflect our historical experience and our best judgments regarding future expenditures. The assumed costs are inflated based on an estimated inflation factor and discounted based on a credit-adjusted risk-free rate. For active facilities, fluctuations in the estimated costs (including those resulting from a change in environmental regulations), inflation rates and discount rates can have a significant impact on the corresponding assets and liabilities recorded in the Consolidated Balance Sheets. However, changes in the assumptions for our active facilities would not have a significant impact on the Consolidated Statements of Earnings in the year they are identified. For closed facilities, fluctuations in the estimated costs, inflation and discount rates have an impact on the Consolidated Statements of Earnings in the year they are identified as there is no asset related to these items. Phosphate land reclamation activities generally occur concurrently with mining operations; as such, we accrue and expense reclamation costs as we mine. As of May 31, 2013 and 2012, $658.5 million and $600.3 million, respectively, was accrued for AROs.

Pension Plans and Other Postretirement Benefits

The accounting for benefit plans is highly dependent on valuation of pension assets and actuarial estimates and assumptions.

We have investments that require the use of management estimates to determine their valuation. These estimates include third-party comparables, net asset value as determined by fund managers, or other internal estimates. However, we believe that our defined benefit pension plans are well diversified with an asset allocation policy that provides the pension plans with the appropriate balance of investment return and volatility risk given the funded nature of the plans, our present and future liability characteristics and our long-term investment horizon. The primary investment objective is to provide that adequate assets are available to meet future liabilities. To accomplish this, we monitor and manage the assets of the plans to better insulate the portfolio from changes in interest rates that impact the assets and liabilities.

The assumptions and actuarial estimates required to estimate the employee benefit obligations for pension plans and other postretirement benefits include discount rate, expected salary increases, certain employee-related factors, such as turnover, retirement age and mortality (life expectancy), expected return on assets and healthcare cost trend rates. We evaluate these critical assumptions at least annually. Our assumptions reflect our historical experiences and our best judgments regarding future expectations that have been deemed reasonable by management.

The judgments made in determining the costs of our benefit plans can impact our Consolidated Statements of Earnings. As a result, we use actuarial consultants to assist management in developing reasonable assumptions and cost estimates. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The effects of actual results differing from our assumptions are included as a component of other comprehensive income/(expense) as unamortized net gains and losses, which are amortized into earnings over future periods. As of May 31, 2013 and 2012, we had $147.1 million and $149.0 million, respectively, accrued for pension and other postretirement benefit obligations. Our pension and other postretirement benefits are further described in Note 18 of our Notes to Consolidated Financial Statements.

Income Taxes

Due to Mosaic's global operations, we assess uncertainties and judgments in the application of complex tax regulations in a multitude of jurisdictions. Future changes in judgment related to the expected ultimate resolution of uncertain tax positions will affect earnings in the quarter of such change. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, our liabilities for income taxes reflect what we believe to be the more likely than not outcome. We adjust these liabilities, as well as the related interest, in light of changing facts and circumstances including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation, and resolution of disputes arising from tax audits in the normal course of business. Settlement of any particular position may require the use of cash. Based upon an analysis of tax positions taken on prior year returns and expected positions to be taken on the current year return, management has identified gross uncertain income tax positions of $316.8 million as of May 31, 2013. It is reasonably possible that changes to the Company's unrecognized tax benefits could be significant; however, due to the uncertainty of possible outcomes, a current estimate of the range of changes that may occur cannot be made.

A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. Significant judgment is required in evaluating the need for and magnitude of appropriate valuation allowances. The realization of the Company's deferred tax assets is dependent on generating certain types of future taxable income, using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. As of May 31, 2013 and 2012, we had a valuation allowance of $93.6 million and $180.2 million, respectively. Changes in tax laws, assumptions with respect to future taxable income, tax planning strategies, and foreign currency exchange rates could result in adjustment to these allowances.

We have not recorded U.S. deferred income taxes on certain of our non-U.S. subsidiaries' undistributed earnings as such amounts are intended to be reinvested outside the United States indefinitely. However, should we change our business and tax strategies in the future and decide to repatriate a portion of these earnings to one of our U.S. subsidiaries, including cash maintained by these non-U.S. subsidiaries, additional U.S. tax liabilities would be incurred. It is not practicable to estimate the amount of additional U.S. tax liabilities we would incur.

We have included a further discussion of income taxes in Note 13 of our Notes to Consolidated Financial Statements.

Canadian Resource Taxes and Royalties

We pay Canadian resource taxes consisting of the Potash Production Tax and resource surcharge. The Potash Production Tax is a Saskatchewan provincial tax on potash production and consists of a base payment and a profits tax. We also pay a percentage of the value of resource sales from our Saskatchewan mines. In addition to the Canadian resource taxes, royalties are payable to the mineral owners with respect to the majority of potash reserves or production of potash. These resource taxes and royalties are recorded in cost of goods sold in our Consolidated Statements of Earnings. Our Canadian resource taxes and royalties expenses were $307.9 million, $327.1 million and $294.2 million for fiscal 2013, 2012 and 2011, respectively. As of May 31, 2013 and 2012, our Canadian resource taxes and royalties accruals were $62.2 million and $63.4 million, respectively, in our Consolidated Balance Sheets.

The profits tax is the most significant part of the Potash Production Tax and is calculated on the potash content of each tonne sold (***"K_2O tonne"***) from each Saskatchewan mine. The Potash Production Tax is calculated on a calendar year basis; accordingly, the total expense for fiscal 2013 is based in part on forecasted profit per K_2O tonne for calendar 2013, which includes estimates of selling prices and volumes for the remainder of the calendar year. In calculating profit per K_2O tonne for profits tax purposes, we deduct, among other operating expenses, a depreciation allowance with a majority of the depreciation allowance in calendar 2013 at a 120% rate of the capital expenditures made during the year. Therefore, the capital expenditures related to the potash mine expansions forecasted for calendar 2013 will significantly reduce the calculated profit per K_2O tonne and the resulting profit tax accrued as of May 31, 2013. This impact is expected to continue until our potash mine expansions are complete. The potash expansions resulted in a reduction to our Canadian resource taxes of approximately $162 million and $185 million for fiscal 2013 and 2012, respectively.

If differing assumptions and estimates had been used in the current period, including assumptions regarding future potash selling prices and sales volumes and forecasted capital expenditures, the accruals for Canadian resource taxes and royalties could have changed. These factors do not change in isolation; and therefore, it is not practicable to present the impact of changing a single factor.

Litigation

Our operating results are affected by claims and judicial or administrative proceedings involving the Company, many of which are incidental to the ordinary operation of the business, as described in Note 21 of our Notes to Consolidated Financial Statements. We record accruals for such claims and proceedings when information available to us indicates it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. These accruals are established as part of an ongoing assessment that takes into consideration such items as advice of legal counsel, developments in individual claims and proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, ongoing discovery, and past experience in defending and settling similar claims. Adjustments to accruals, recorded as needed in our Consolidated Statement of Earnings each quarter, are made to reflect changes in and current status of these factors. While we have established what we currently believe are adequate accruals for pending legal matters, these accruals frequently involve estimates based upon the current judgment of management and others and the final outcome or potential settlement of litigation or other claims could differ materially from the recorded amounts.

Liquidity and Capital Resources

We define liquidity as the ability to generate adequate amounts of cash to meet current cash needs. We assess our liquidity in terms of our ability to fund working capital requirements, fund sustaining and expansion projects, pursue strategic opportunities and capital management decisions which include making payments on and issuing indebtedness and distributions to our shareholders, either in the form of share repurchases or dividend policies. Our liquidity, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

We recently reviewed our capital management philosophy. Our philosophy is founded on the principals of maintaining a solid, sustainable financial foundation that will allow us to take advantage of strategic opportunities, while improving the efficiency of our balance sheet. We expect to lower our weighted average cost of capital and provide for the ability to return capital to shareholders over time. As we previously announced, we plan to maintain a liquidity buffer of $2.25 billion, comprised of approximately one third cash and two thirds committed credit lines. In addition, we expect to increase our long-term debt levels in anticipation of a potential share repurchase. Subsequent to May 31, 2013 we entered into five forward-starting interest rate swaps in anticipation of the future issuance of debt. The total notional value of these swaps is $900 million, with $650 million related to ten year term debt and $250 million related to thirty year term debt. These swap contracts will be settled in November 2013, or upon the earlier issuance of debt.

We have significant liquidity and capital resources as of May 31, 2013 with approximately $3.7 billion in cash and cash equivalents, $13.4 billion of Mosaic stockholders' equity, $1.0 billion in long-term debt (less current maturities of $0.9 million) and $68.7 million in short-term debt. Maturities of long-term debt within the next five years are $10.0 million.

All of our cash and cash equivalents are diversified in highly rated investment vehicles. Approximately $2.1 billion of cash and cash equivalents are held by non-U.S. subsidiaries and are not subject to significant foreign currency exposures as the majority are held in investments denominated in U.S. dollars, as of May 31, 2013. These funds may create foreign currency transaction gains or losses, however, depending on the functional currency of the entity holding the cash. In addition, there are no significant restrictions that would preclude us from bringing these funds back to the U.S.; however, there would be an income tax expense impact on remitting approximately $0.9 billion of cash associated with certain undistributed earnings, which are part of the permanently reinvested earnings discussed in Note 13 of our Notes to Consolidated Financial Statements. However, we currently intend to use a portion of this cash for non-U.S. expansions. Also, an unfavorable resolution of uncertain tax positions could affect the amount of cash held in the U.S. Information about the investment of our cash and cash equivalents is included in Note 3 of our Notes to Consolidated Financial Statements.

Cash Requirements

We have certain contractual cash obligations that require us to make payments on a scheduled basis which include, among other things, long-term debt payments, interest payments, operating leases, unconditional purchase obligations, and funding requirements of pension and postretirement obligations. Unconditional purchase obligations are our largest contractual cash obligations. These include obligations for capital expenditures related to our expansion projects, contracts to purchase raw materials such as sulfur, ammonia, rock and natural gas, obligations to purchase raw materials for our international distribution activities and equity contributions for nonconsolidated investments. Other large cash obligations are our AROs and other environmental obligations primarily related to our Phosphates segment and our long-term debt. Our long-term debt has maturities ranging from one year to 30 years. We expect to fund our AROs, purchase obligations, and capital expenditures with a combination of operating cash flows, cash and cash equivalents, and borrowings. See Off-Balance Sheet Arrangements and Obligations for the amounts owed by Mosaic under Contractual Cash Obligations below and the discussion under "EPA RCRA Initiative" in Note 21 of our Notes to Consolidated Financial Statements for more information on this matter.

Sources and Uses of Cash

The following table represents a comparison of the net cash provided by operating activities, net cash used in investing activities, and net cash used in financing activities for fiscal 2013, 2012 and 2011:

(in millions)	Years ended May 31,			2013-2012		2012-2011	
Cash Flow	**2013**	**2012**	**2011**	**Change**	**Percent**	**Change**	**Percent**
Net cash provided by operating activities	$ 1,887.5	$ 2,705.8	$ 2,426.7	$ (818.3)	(30%)	$ 279.1	12%
Net cash used in investing activities	(1,589.8)	(1,627.4)	(572.1)	37.6	2%	(1,055.3)	(184%)
Net cash used in financing activities	(397.8)	(1,061.1)	(585.0)	663.3	63%	(476.1)	(81%)

As of May 31, 2013, we had cash and cash equivalents of $3.7 billion. Funds generated by operating activities, available cash and cash equivalents and our credit facilities continue to be our most significant sources of liquidity. We believe funds generated from the expected results of operations, available cash and cash equivalents and borrowings will be sufficient to meet our operating needs and finance anticipated expansion plans and strategic initiatives in the transition period ending December 31, 2013 and calendar 2014. In addition, as of May 31, 2013, approximately $740 million was available under our credit facility for additional working capital needs and investment opportunities. There can be no assurance, however, that we will continue to generate cash flows at or above current levels.

Operating Activities

Net cash flow from operating activities has provided us with a significant source of liquidity. For fiscal 2013, net cash provided by operations was $1.9 billion, compared to $2.7 billion in fiscal 2012. During fiscal 2013, operating cash flow was primarily generated by net earnings, partially offset by the effect of changes in working capital, including an increase in accounts receivable and higher inventory levels. The increase in accounts receivable was the result of higher sales in May 2013 compared with May 2012 sales. Higher inventories were due to building phosphate rock inventory in fiscal 2013 and ending the prior year with low finished goods inventory.

Operating activities provided $2.7 billion and $2.4 billion of cash for fiscal 2012 and 2011, respectively, primarily driven by net earnings.

Investing Activities

Net cash used in investing activities for fiscal 2013 was comparable to fiscal 2012 at $1.6 billion. Capital expenditures decreased slightly in fiscal 2013 primarily related to our expansion projects in our Potash segment. Capital expenditures related to our Potash expansion and sustaining projects were $487.7 million and $463.6 million, respectively, in fiscal 2013.

Investing activities used $1.6 billion of cash for fiscal 2012, an increase of $1.1 billion compared to fiscal 2011. The increase in cash used in investing activities was primarily due to $1.0 billion in proceeds from the sale of our investment in Fosfertil in fiscal 2011, partially offset by our investment in our equity interest in the Miski Mayo Mine of approximately $385 million in fiscal 2011 and an increase in capital expenditures primarily related to our expansion projects in our Potash segment. Capital expenditures related to our expansion projects were $839.4 million in fiscal 2012.

Information about our prospective investment in the Northern Promise Joint Venture is included in Note 9 of our Notes to Consolidated Financial Statements.

Financing Activities

Net cash used in financing activities for fiscal 2013 was $397.8 million, compared to $1.1 billion in fiscal 2012. The primary reason for the decrease in net cash used in financing activities was the repurchase of Class A common stock combined with the redemption of our 7-5/8% Senior Notes that both occurred in fiscal 2012 partially offset by an increase in dividends paid in fiscal 2013.

Net cash used in financing activities for fiscal 2012 was $1.1 billion, compared to $585.0 million for the same period in fiscal 2011. The primary reason for the increase in net cash used in financing activities was the repurchase of Class A common stock in the second quarter of fiscal 2012 for $1.2 billion. Additionally, on October 24, 2011, we completed a $750.0 million public offering of our New Senior Notes. We used $505.0 million of the net proceeds from this offering to redeem the remaining $469.3 million aggregate principal amount of our 7-5/8% Senior Notes of our subsidiary, MOS Holdings Inc., on December 1, 2011.

Debt Instruments, Guarantees and Related Covenants

See Note 11 of our Notes to Consolidated Financial Statements for additional information relating to our financing arrangements.

Financial Assurance Requirements

In addition to various operational and environmental regulations related to our Phosphates segment, we incur liabilities for reclamation activities under which we are subject to financial assurance requirements. In various jurisdictions in which we operate, particularly Florida and Louisiana, we are required to pass a financial strength test or provide credit support, typically in the form of surety bonds or letters of credit. See Other Commercial Commitments under Off-Balance Sheet Arrangements and Obligations and Note 21 of our Notes to Consolidated Financial Statements for additional information about these requirements.

Off-Balance Sheet Arrangements and Obligations

Off-Balance Sheet Arrangements

In accordance with the definition under rules of the Securities and Exchange Commission ("***SEC***"), the following qualify as off-balance sheet arrangements:

- certain obligations under guarantee contracts that have "any of the characteristics identified in FASB ASC paragraph ASC 460-10-15-4 (Guarantees Topic)";
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;
- any obligation, including a contingent obligation, under a contract that would be accounted for as derivative instruments except that it is both indexed to the registrant's own stock and classified as equity; and
- any obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, the registrant, where such entity provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

Information regarding guarantees that meet the above requirements is included in Note 17 of our Notes to Consolidated Financial Statements and is hereby incorporated by reference. We do not have any contingent interest in assets transferred, derivative instruments, or variable interest entities that qualify as off-balance sheet arrangements under SEC rules.

Contractual Cash Obligations

The following is a summary of our contractual cash obligations as of May 31, 2013:

		Payments by Fiscal Year			
(in millions)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt	$ 1,010.5	$ 0.9	$ 7.6	$ 1.5	$ 1,000.5
Estimated interest payments on long-term debt [(a)]	759.7	50.0	99.5	98.3	511.9
Operating leases	191.7	50.2	62.4	39.5	39.6
Purchase commitments [(b)]	5,410.2	1,872.5	1,187.1	277.3	2,073.3
Pension and postretirement liabilities [(c)]	529.0	71.7	94.5	99.1	263.7
Total contractual cash obligations	$ 7,901.1	$ 2,045.3	$ 1,451.1	$ 515.7	$ 3,889.0

[a] Based on interest rates and debt balances as of May 31, 2013.

[b] Based on prevailing market prices as of May 31, 2013. The majority of items more than 5 years is our estimated purchase commitment from our equity investee, the Miski Mayo Mine.

[c] Fiscal 2014 pension plan payments are based on minimum funding requirements. For years thereafter, pension plan payments are based on expected benefits paid. The postretirement plan payments are based on projected benefit payments.

Other Commercial Commitments

The following is a summary of our other commercial commitments as of May 31, 2013:

		Commitment Expiration by Fiscal Year			
(in millions)	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Letters of credit	$ 21.7	$ 21.7	$ -	$ -	$ -
Surety bonds	183.9	167.9	15.7	-	0.3
Total	$ 205.6	$ 189.6	$ 15.7	$ -	$ 0.3

The surety bonds and letters of credit generally expire within one year or less but a substantial portion of these instruments provide financial assurance for continuing obligations and, therefore, in most cases, must be renewed on an annual basis. We issue Letters of Credit through our Credit Facility and bi-lateral agreements. As of May 31, 2013 we had $12.7 million of outstanding Letters of Credit through our Credit Facility and $9.0 million outstanding through bi-lateral agreements. We primarily incur liabilities for reclamation activities in our Florida operations and for phosphogypsum management system ("***Gypstack***") closure in our Florida and Louisiana operations where, in order to obtain necessary permits, we must either pass a test of financial strength or provide credit support, typically in the form of surety bonds or letters of credit. As of May 31, 2013, we had $170.2 million in surety bonds outstanding for mining reclamation obligations in Florida. We have letters of credit directly supporting mining reclamation activity of $1.9 million. The surety bonds generally require us to obtain a discharge of the bonds or to post additional collateral (typically in the form of cash or letters of credit) at the request of the issuer of the bonds.

We are subject to financial responsibility obligations for our Gypstacks in Florida and Louisiana. We are currently in compliance with these financial assurance requirements because our financial strength permits us to meet applicable financial strength tests. However, at various times we have not met the applicable financial strength tests and there can be no assurance that we will be able to meet applicable financial strength tests in Florida and Louisiana in the future. In the event we do not meet either the Florida or Louisiana financial strength test, we could be required to seek an alternate financial strength test acceptable to state regulatory authorities or provide credit support, which may include surety bonds, letters of credit and cash escrows or trust funds. Cash escrows or trust funds would be classified as restricted cash on our Consolidated Balance Sheets. Assuming we maintain our current levels of liquidity and capital resources, we do not expect that the Florida and Louisiana requirements will have a material effect on our results of operations, liquidity or capital resources.

Currently, financial assurance requirements in Florida and Louisiana for the closure of Gypstacks are, in general terms, based upon the same assumptions and associated estimated values, as the AROs recognized for financial reporting purposes. For financial reporting purposes, we recognize the AROs based on the estimated future closure and post-closure costs, the undiscounted value of which is approximately $1.5 billion. The value of the AROs for closure of Mosaic's Gypstacks, discounted to the present value based on a credit-adjusted risk-free rate, is reflected on our Consolidated Balance Sheets in the amount of approximately $450 million as of May 31, 2013. Compliance with the financial assurance requirements in Florida and Louisiana is based on the undiscounted Gypstack closure estimates.

In connection with the Company's efforts to achieve resolution of certain environmental matters, the U.S. Department of Justice and the U.S. Environmental Protection Agency, together with the States of Louisiana and Florida, seek to require Mosaic to provide financial assurances for the closure of Gypstacks that are significantly more burdensome than the current requirements and would require Mosaic to pre-fund a meaningful portion of the estimated costs to close all the Gypstacks currently, rather than the costs estimated at the end of their useful lives. See the discussions under "Environmental, Health and Safety Matters – Operating Requirements and Impacts – Financial Assurance" below and "EPA RCRA Initiative" in Note 21 of our Notes to Consolidated Financial Statements for more information on this matter.

Other Long-Term Obligations

The following is a summary of our other long-term obligations as of May 31, 2013:

(in millions)	Total	Payments by Fiscal Year Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
ARO [(a)]	$ 1,838.7	$ 86.6	$ 172.9	$ 92.6	$ 1,486.6

(a) Represents the undiscounted, inflation adjusted estimated cash outflows required to settle the AROs. The corresponding present value of these future expenditures is $658.5 million as of May 31, 2013, and is reflected in our accrued liabilities and other noncurrent liabilities in our Consolidated Balance Sheets.

As of May 31, 2013, we had contractual commitments with non-affiliated customers for the sale of approximately 1.8 million tonnes of concentrated phosphates and 0.4 million tonnes of potash for fiscal 2014.

Most of our export sales of phosphate and potash crop nutrients are marketed through two North American export associations, PhosChem and Canpotex, respectively, which fund their operations in part through third-party financing facilities. As a member, Mosaic or our subsidiaries are, subject to certain conditions and exceptions, contractually obligated to reimburse the export associations for their pro rata share of any operating expenses or other liabilities incurred. The reimbursements are made through reductions to members' cash receipts from the export associations.

Commitments are set forth in Note 20 of our Notes to Consolidated Financial Statements and are incorporated herein by reference.

Income Tax Obligations

Gross uncertain tax positions as of May 31, 2013 of $316.8 million are not included in the other long-term obligations table presented above because the timing of the settlement of unrecognized tax benefits cannot be reasonably determined. For further discussion, refer to Note 13 of our Notes to Consolidated Financial Statements.

Market Risk

We are exposed to the impact of fluctuations in the relative value of currencies, fluctuations in the purchase price of natural gas, ammonia and sulfur consumed in operations, and changes in freight costs, as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our foreign currency risks and the effects of changing commodity prices and freight prices, but not for speculative purposes.

Foreign Currency Exchange Rates

We use financial instruments, including forward contracts, zero-cost collars and futures, which typically expire within one year, to reduce the impact of foreign currency exchange risk in our cash flows, not the foreign currency volatility in our earnings.

One of the primary currency exposures relates to several of our Canadian entities, whose sales are denominated in U.S. dollars, but whose costs are paid principally in Canadian dollars, which is their functional currency. We generally enter into derivative instruments for a portion of the currency risk exposure on anticipated cash inflows and outflows, including contractual outflows for our Potash expansion and other capital expenditures denominated in Canadian dollars. A stronger Canadian dollar generally reduces these entities' operating earnings. A weaker Canadian dollar has the opposite effect. Depending on the underlying exposure, such derivatives can create additional earnings volatility because we do not use hedge accounting. Gains or losses on these derivative contracts, both for open contracts at quarter end (unrealized) and settled contracts (realized), are recorded in either cost of goods sold or foreign currency transaction loss (gain).

The functional currency for our Brazilian subsidiaries is the Brazilian real. We finance our Brazilian inventory purchases with U.S. dollar denominated liabilities. A stronger Brazilian real relative to the U.S. dollar has the impact of reducing these liabilities on a functional currency basis. When this occurs, an associated foreign currency transaction gain is recorded as non-operating income (expense). A weaker Brazilian real has the opposite effect. We also enter into derivative instruments for a portion of our currency risk exposure on anticipated cash flows, and record an associated gain or loss in the foreign currency transaction gain and loss line in the Consolidated Statements of Earnings.

Our foreign currency exchange contracts do not qualify for hedge accounting; therefore, all gains and losses are recorded in the Consolidated Statements of Earnings. Gains and losses on foreign currency exchange contracts are recorded in either cost of goods sold or foreign currency transaction loss (gain) in the Consolidated Statement of Earnings depending on the underlying transactions.

As discussed above, we have Canadian dollar, Brazilian real, and other foreign currency exchange contracts. As of May 31, 2013 and 2012, the fair value of our major foreign currency exchange contracts were ($28.3) million and ($13.5) million, respectively. We recorded an unrealized loss of $1.6 million in cost of goods sold and recorded an unrealized loss of $13.8 million in foreign currency transaction gain (losses) in the Consolidated Statements of Earnings for fiscal 2013.

The table below provides information about Mosaic's significant foreign exchange derivatives.

(in millions)	As of May 31, 2013 Expected Maturity Date Year ending May 31, 2014	As of May 31, 2013 Fair Value	As of May 31, 2012 Expected Maturity Date Year ending May 31, 2013	As of May 31, 2012 Fair Value
Foreign Currency Exchange Forwards				
Canadian Dollar				
Notional (million US$) - long	$ 58.4	$ (29.5)	$ -	$ (28.2)
Weighted Average Rate - Canadian dollar to U.S. dollar	1.0276		-	
Notional (million US$) - short	$ 895.0		$ 1,157.9	
Weighted Average Rate - Canadian dollar to U.S. dollar	1.0056		0.9896	
Foreign Currency Exchange Non-Deliverable Forwards				
Brazilian Real				
Notional (million US$) - long	$ 173.1	$ 3.2	$ 394.5	$ 4.6
Weighted Average Rate - Brazilian real to U.S. dollar	2.0391		1.9634	
Notional (million US$) - short	$ 149.8		$ 110.3	
Weighted Average Rate - Brazilian real to U.S. dollar	2.0848		1.9179	
Indian Rupee				
Notional (million US$) - long	$ 131.9	$ (2.3)	$ 141.7	$ 10.1
Weighted Average Rate - Indian rupee to U.S. dollar	57.3234		52.6348	
Foreign Currency Exchange Futures Brazilian Real				
Brazilian Real				
Notional (million US$) - long	$ 16.0	$ 0.3	$ 31.5	$ -
Weighted Average Rate - Brazilian real to U.S. dollar	2.0849		1.9537	
Notional (million US$) - short	$ -	$ -	$ 15.8	$ -
Weighted Average Rate - Brazilian real to U.S. dollar	-		1.9984	
Total Fair Value		$ (28.3)		$ (13.5)

Commodities

We use forward purchase contracts, swaps and occasionally three-way collars to reduce the risk related to significant price changes in our inputs and product prices.

Our commodities contracts do not qualify for hedge accounting; therefore, all gains and losses are recorded in the Consolidated Statements of Earnings. Gains and losses on commodities contracts are recorded in cost of goods sold in the Consolidated Statements of Earnings.

As of May 31, 2013 and 2012, the fair value of our major natural gas commodities contracts were ($5.0) million and ($21.4) million, respectively. We recorded an unrealized gain of $16.1 million in cost of goods sold on the Consolidated Statements of Earnings in fiscal 2013.

Our primary commodities exposure relates to price changes in natural gas.

The table below provides information about Mosaic's natural gas derivatives which are used to manage the risk related to significant price changes in natural gas.

	As of May 31, 2013			As of May 31, 2012		
	Expected Maturity Date Years ending May 31,			Expected Maturity Date Years ending May 31,		
(in millions)	2014	2015	Fair Value	2013	2014	Fair Value
Natural Gas Swaps						
Notional (million MMBtu) - long	11.7	3.5	$ (5.0)	17.7	6.6	$ (21.4)
Weighted Average Rate (US$/MMBtu)	$ 4.26	$ 3.79		$ 3.26	$ 4.37	
Total Fair Value			$ (5.0)			$ (21.4)

Summary

Overall, there have been no material changes in our primary market risk exposures since the prior year. We do not expect any material changes in our primary risk exposures. For additional information related to derivatives, see Notes 15 and 16 of our Notes to Consolidated Financial Statements.

Environmental, Health and Safety Matters

We are subject to an evolving complex of international, federal, state, provincial and local environmental, health, safety and security ("***EHS***") laws that govern our production and distribution of crop and animal nutrients. These EHS laws regulate or propose to regulate: (i) conduct of mining, production and supply chain operations, including employee safety and facility security procedures; (ii) management and/or remediation of potential impacts to air, soil and water quality from our operations; (iii) disposal of waste materials; (iv) reclamation of lands after mining; (v) management and handling of raw materials; (vi) product content; and (vii) use of products by both us and our customers.

We have a comprehensive EHS management program that seeks to achieve sustainable, predictable and verifiable EHS performance. Key elements of our EHS program include: (i) identifying and managing EHS risk; (ii) complying with legal requirements; (iii) improving our EHS procedures and protocols; (iv) educating employees regarding EHS obligations; (v) retaining and developing professional qualified EHS staff; (vi) evaluating facility conditions; (vii) evaluating and enhancing safe workplace behaviors; (viii) performing audits; (ix) formulating EHS action plans; and (x) assuring accountability of all managers and other employees for EHS performance. Our business units are responsible for implementing day-to-day elements of our EHS program, assisted by an integrated staff of EHS professionals. We conduct audits to verify that each facility has identified risks, achieved regulatory compliance, implemented continuous EHS improvement, and incorporated EHS management systems into day-to-day business functions.

New or proposed regulatory programs can present significant challenges in ascertaining future compliance obligations, implementing compliance plans, and estimating future costs until implementing regulations have been finalized and definitive regulatory interpretations have been adopted. New or proposed regulatory requirements may require modifications to our facilities or to operating procedures and these modifications may involve significant capital costs or increases in operating costs.

We have expended, and anticipate that we will continue to expend, substantial financial and managerial resources to comply with EHS standards and continue to improve our environmental stewardship. In fiscal 2014, excluding capital expenditures arising out of the possible settlement referred to under "EPA RCRA Initiative" in Note 21 of our Notes to Consolidated Financial Statements, we expect environmental capital expenditures to total approximately $80 million, primarily related to: (i) modification or construction of waste management, water treatment areas and water treatment systems; (ii) construction and modification projects associated with Gypstacks and clay settling ponds at our Phosphates facilities and tailings management areas for our Potash mining and processing facilities; (iii) upgrading or new construction of air pollution control equipment at some of the concentrates plants; and (iv) capital projects associated with remediation of contamination at current or former operations. Additional expenditures for land reclamation, Gypstack closure and water treatment activities are expected to total approximately $130 million in fiscal 2014. In fiscal 2015, we estimate environmental capital expenditures will be approximately $110 million and expenditures for land reclamation activities, Gypstack closure and water treatment activities are expected to be approximately $110 million. In fiscal 2013, we spent approximately $230 million for environmental capital expenditures, land reclamation activities, Gypstack closure and water treatment activities. No assurance can be given that greater-than-anticipated EHS capital expenditures or land reclamation, Gypstack closure or water treatment expenditures will not be required in fiscal 2014 or in the future.

Operating Requirements and Impacts

Permitting. We hold numerous environmental, mining and other permits or approvals authorizing operation at each of our facilities. Our ability to continue operations at a facility could be materially affected by a government agency decision to deny or delay issuing a new or renewed permit or approval, to revoke or substantially modify an existing permit or approval, to substantially change conditions applicable to a permit modification, or by legal actions that successfully challenge our permits.

Expanding our operations or extending operations into new areas is also predicated upon securing the necessary environmental or other permits or approvals. We have been engaged in, and over the next several years will be continuing, efforts to obtain permits in support of our anticipated Florida mining operations at certain of our properties. For years, we have successfully permitted mining properties and anticipate that we will be able to permit these properties as well.

A denial of our permits, the issuance of permits with cost-prohibitive conditions, substantial delays in issuing key permits, legal actions that prevent us from relying on permits or revocation of permits can prevent or delay our mining at the affected properties and thereby materially affect our business, results of operations, liquidity or financial condition:

The Altman Extension of the Four Corners Mine. In fiscal 2009, in connection with our efforts to permit the Altman Extension (the "***Altman Extension***") of our Four Corners, Florida, phosphate rock mine, non-governmental organizations for the first time filed a lawsuit in federal court contesting the actions by the U.S. Army Corps of Engineers (the "***Corps***") in issuing a federal wetlands permit. Although this lawsuit remains ongoing, the federal wetlands permit issued by the Corps has remained in effect. Mining on the Altman Extension commenced and approximately 600 acres of the Altman Extension were mined and/or disturbed. The remaining approximately1,200 acres of the Altman extension of our Four Corners mine are not currently in our near-term mining plan. We believe that the permit was issued in accordance with all applicable requirements and that it will ultimately be upheld.

The Hardee County Extension of the South Fort Meade Mine. Delays in receiving a federal wetlands permit impacted the scheduled progression of mining activities for the extension of our South Fort Meade, Florida, phosphate rock mine into Hardee County. As a result, we began to idle a portion of our mining equipment at the mine in the latter part of fiscal 2010. In June 2010, the Corps issued the federal wetlands permit. Subsequently, certain non-governmental organizations filed a lawsuit against the Corps contesting its issuance of this federal wetlands permit, alleging that the actions by the Corps in issuing the permit violated certain federal laws relating to the protection of the environment. Preliminary injunctions entered into in this lawsuit subsequently resulted in shutdowns or reduced production at our South Fort Meade mine. Following the settlement of the lawsuit in February 2012 and court approval, we were able to resume normal production at our South Fort Meade mine.

The periods of shutdown or reduced production at our South Fort Meade mine resulted in costs to suspend operations and idle plant costs, and lower phosphate rock mining production levels also adversely affected gross margin. Because of our successful execution of mitigation measures, our sales volumes were not significantly impacted. Our mitigation activities included a partial settlement that allowed us to mine a limited portion of our reserves in Hardee County; drawing down existing phosphate rock and finished product inventories; sourcing rock from our investment in the Miski Mayo Mine; purchasing phosphate rock from third parties where reasonable; and maximizing production at our other phosphate mines.

Central Florida Phosphate District Area-Wide Environmental Impact Statement. In fiscal 2011, the Corps notified us that it planned to conduct an area-wide environmental impact statement ("***AEIS***") for the central Florida phosphate district. On June 1, 2012 the Corps published notice of availability of the draft AEIS in the Federal Register and announced that it would accept public comment on the draft AEIS through July 31, 2012. We, along with other members of the public, submitted comments for the Corps to consider as it completed the final AEIS. The Corps issued the final AEIS on April 25, 2013. The final AEIS includes information on environmental impacts upon which the Corps will rely in its consideration of our pending federal wetlands permits for our future Ona and DeSoto mines and an extension of our Wingate mine. The Corps has announced that it will issue an addendum to the AEIS to provide a Spanish language version of the Executive Summary section of the final AEIS and to address several minor technical questions raised by commenters. We do not expect that issuance of the addendum will delay our development of permit applications.

Local Community Involvement. In addition, in Florida, local community involvement has become an increasingly important factor in the permitting process for mining companies, and various counties and other parties in Florida have in the past filed and continue to file lawsuits challenging the issuance of some of the permits we require. These actions can significantly delay permit issuance.

Water Quality Regulations for Nutrient Discharges. There are several ongoing initiatives relating to nutrient discharges. New regulatory restrictions from these initiatives could have a material effect on either us or our customers. For example:

Water Quality Regulations for Nutrient Discharges in Florida. On December 7, 2010, we filed a lawsuit in federal court against the U.S. Environmental Protection Agency ("***EPA***") challenging a rule adopted by the EPA that set numeric water quality standards (the "***NNC Rule***") for nitrogen and/or phosphorus in Florida lakes and streams. The NNC Rule set criteria that would require drastic reductions in the levels of nutrients discharged into Florida lakes and streams, and would have required us and others to significantly limit discharges of these nutrients in Florida beginning in March 2012.

In February 2012, the court invalidated the NNC Rule in part and upheld it in part, and remanded the invalid parts of the rule to the EPA for reconsideration and reproposal. The court subsequently ordered that the effective date of the parts of the NNC Rule that the court had upheld and any parts re-proposed to comply with the court's order be postponed until January 2013. Although we have not appealed, several other parties have appealed certain of the court's rulings.

The NNC Rule includes an option to seek approval for alternative water quality criteria for specific waters or stream segments, where the science or water quality data demonstrated that the alternative criteria would be adequately protective. We are exploring the use of alternative criteria, where appropriate; however, we cannot presently predict whether we will be able to obtain approval of site-specific alternative criteria or the extent to which such approved criteria would moderate the impacts of the NNC Rule on us.

The Florida Department of Environmental Protection (the "***FDEP***") has adopted state rules that could supplant many, or potentially all, of the requirements of the NNC Rule and mitigate some of the potential adverse effects of the NNC Rule. In June 2012, the FDEP rule was upheld by a state administrative law judge in an administrative proceeding challenging the rule brought by certain nongovernmental organizations and the FDEP rule was submitted to the EPA for approval. In July 2012, the nongovernmental organizations appealed the state administrative law judge's decision upholding the FDEP rule to the Florida First District Court of Appeal. In February 2013, the Florida First District Court of Appeal upheld the administrative law judge's decision.

In November 2012, the EPA approved the FDEP rule. The EPA also proposed two rules that would establish new federal nutrient criteria for (i) streams and unimpaired lakes, and (ii) coastal waters, certain estuaries not covered in the FDEP rule and flowing waters in South Florida. Pursuant to an order of the court, the EPA must adopt final versions of these rules by August 31, 2013 and September 30, 2013, respectively.

The EPA has stated that the criteria in the two new proposed rules either would supplement the scope of the FDEP rule, or would apply to all waters in Florida in the event that the FDEP rule does not go into effect. By its terms, the FDEP rule will not take effect until the EPA withdraws the criteria upheld by the court in February 2012. The EPA also suggested that if the FDEP takes further action or provides clarifications to the existing FDEP rule that would address nutrient discharges to waters not covered by the FDEP rule, the EPA would take other action, including not finalizing its proposed rules and withdrawing its current nutrient rules. In connection with that process, the EPA proposed to extend the effective date of all of its final NNC Rules from January 6, 2013 until November 15, 2013.

Separately, in November 2012, the EPA proposed total maximum daily load standards, including standards for total nitrogen and total phosphorus, for a number of waterways flowing into Tampa Bay in Florida. The waterways include sections of the Alafia River, which is a receiving water for permitted discharges from several of our operations.

On March 15, 2013, the EPA and the FDEP announced that the agencies had reached an agreement in principle under which the FDEP, not the EPA, would implement numeric nutrient criteria for Florida's waters. Among other things, the agreement is contingent upon the State of Florida passing legislation requiring the development of numeric nutrient criteria for certain categories of other water bodies and the FDEP adopting by rule a standard for implementing numeric nutrient criteria in Florida.

On April 12, 2013, the court granted the EPA's motion to delay the effective date of the EPA's rules establishing downstream protection values but denied the EPA's motion to delay the effective date of the EPA's NNC Rule for lakes and springs, which are now in effect. We are reviewing the potential effect on us of the NNC Rule for lakes and springs.

Subject to further litigation or rulemaking developments, we expect that compliance with the requirements of nutrient criteria rules could adversely affect our Florida Phosphate operations, require significant capital expenditures and substantially increase our annual operating expenses.

Nutrient Discharges into the Gulf of Mexico and Mississippi River Basin. The Gulf Coast Ecosystem Restoration Task Force, established by executive order of the President and comprised of five Gulf states and eleven federal agencies, has delivered a final strategy for long-term ecosystem restoration for the Gulf Coast. The strategy calls for, among other matters, reduction of the flow of excess nutrients into the Gulf of Mexico through state nutrient reduction frameworks, new nutrient reduction approaches and reduction of agricultural and urban sources of excess nutrients. Implementation of the strategy will require legislative or regulatory action at the state level. We cannot predict what the requirements of any such legislative or regulatory action could be or whether or how it would affect us or our customers.

In March 2012, several nongovernmental organizations brought a lawsuit in federal court against the EPA, seeking to require it to establish numeric nutrient criteria for nitrogen and phosphorous in the Mississippi River basin and the Gulf of Mexico. The EPA had previously denied a 2008 petition seeking such standards. On May 30, 2012, the court granted our motion to intervene in this lawsuit. We intend to defend vigorously the EPA's decision not to establish numeric nutrient criteria for nitrogen and phosphorous in the Mississippi River basin and the Gulf of Mexico. In the event that the EPA were to adopt such a rule, we cannot predict what its requirements would be or the effects it would have on us or our customers.

Reclamation Obligations. During our phosphate mining operations, we remove overburden in order to retrieve phosphate rock reserves. Once we have finished mining in an area, we return overburden and sand tailings and reclaim the area in accordance with approved reclamation plans and applicable laws. We have incurred and will continue to incur significant costs to fulfill our reclamation obligations.

Management of Residual Materials and Closure of Management Areas. Mining and processing of potash and phosphate generate residual materials that must be managed both during the operation of the facility and upon facility closure. Potash tailings, consisting primarily of salt and clay, are stored in surface disposal sites. Phosphate clay residuals from mining are deposited in clay settling ponds. Processing of phosphate rock with sulfuric acid generates phosphogypsum that is stored in Gypstacks.

During the life of the tailings management areas, clay settling ponds and Gypstacks, we have incurred and will continue to incur significant costs to manage our potash and phosphate residual materials in accordance with environmental laws and regulations and with permit requirements. Additional legal and permit requirements will take effect when these facilities are closed. Our asset retirement obligations are further discussed in Note 14 of our Notes to Consolidated Financial Statements.

Financial Assurance. Separate from our accounting treatment for reclamation and closure liabilities, some jurisdictions in which we operate have required us either to pass a test of financial strength or provide credit support, typically surety bonds, financial guarantees or letters of credit, to address phosphate mining reclamation liabilities and closure liabilities for clay settling areas and Gypstacks. See Other Commercial Commitments under Off-Balance Sheet Arrangements and Obligations above for additional information about these requirements. Among other matters, the EPA is engaged in an ongoing review of mineral processing industries, including us and other phosphoric acid producers, under the U.S. Resource Conservation and Recovery Act. We are negotiating with the government the terms of a possible settlement of certain matters related to this review. The final terms of this possible settlement are not yet agreed or approved; however, if a settlement can be achieved, in all likelihood our multi-faceted commitments would include as one of its key elements our deposit into a trust fund of cash in an amount currently estimated at approximately $625 million to pre-fund a material portion of our existing asset retirement obligations for closure and post-closure care of our Gypstacks. The fund would be classified as restricted cash on our balance sheet. See the discussion under "EPA RCRA Initiative" in Note 21 of our Notes to Consolidated Financial Statements for additional information about this matter.

In connection with closure plans for potash facilities, the potash industry proposed a risk-based model that evaluated potential stakeholder economic exposures to assist in determining an acceptable level of residual risk. The Province of Saskatchewan responded to the proposal with a suggested path forward that called for the establishment of separate company environmental trusts to be funded by the year 2021. A decision with respect to the Province's proposal is still being finalized. Regardless of the final outcome, we do not anticipate that additional financial assurance funding requirements for closure of potash facilities would have a material effect on our results of operations, liquidity or capital resources in the foreseeable future.

Climate Change

We are committed to finding ways to meet the challenges of crop nutrient production and distribution in the context of the need to reduce greenhouse gas emissions. While focused on helping the world grow the food it needs, we have proven our commitment to using our resources more efficiently and have delivered innovative energy recovery technologies that result in our generation of much of the energy we need in our North American Phosphate operations from high efficiency heat recovery systems that result in lower greenhouse gas emissions.

Climate Change Regulation. Various governmental initiatives to limit greenhouse gas emissions are under way or under consideration around the world. These initiatives could restrict our operating activities, require us to make changes in our operating activities that would increase our operating costs, reduce our efficiency or limit our output, require us to make capital improvements to our facilities, increase our energy, raw material and transportation costs or limit their availability, or otherwise adversely affect our results of operations, liquidity or capital resources, and these effects could be material to us.

The direct greenhouse gas emissions from our operations result primarily from:

- Combustion of natural gas to produce steam and dry potash products at our Belle Plaine, Saskatchewan, and Hersey, Michigan potash solution mines. To a lesser extent, at our potash shaft mines, natural gas is used as a fuel to heat fresh air supplied to the shaft mines and for drying potash products.

- The use of natural gas as a feedstock in the production of ammonia at our Faustina, Louisiana phosphates plant.

- Process reactions from naturally occurring carbonates in phosphate rock.

In addition, the production of energy and raw materials that we purchase from unrelated parties for use in our business and energy used in the transportation of our products and raw materials can result in greenhouse gas emissions.

Governmental greenhouse gas emission initiatives include among others:

- *Initiatives in the United States*: Various legislative or regulatory initiatives relating to greenhouse gases have been adopted or considered by the U.S. Congress, the EPA or various states. We do not believe that any such legislation or regulation that has been adopted has had, or that any such legislation or regulation that is currently under active consideration is reasonably likely to have, a material adverse effect on our results of operations, liquidity or capital resources. It is possible, however, that future legislation or regulation addressing climate change could adversely affect our operating activities, energy, raw material and transportation costs, results of operations, liquidity or capital resources, and these effects could be material.

  Our continuing focus on operational excellence in our Phosphates business segment is helping us reduce our indirect greenhouse gas emissions. For example, normal chemical processes in our U.S. Phosphates' operations generate heat that can be captured and converted into electricity to replace some of the electricity we currently purchase. We already have waste heat recovery systems that generate a portion of our U.S. Phosphates' electricity needs and are continuing waste heat recovery initiatives that will deliver significant additional energy savings. These initiatives, along with energy efficiency and conservation measures, are intended to offset most or all of our U.S. Phosphates' electricity purchases and are expected to significantly reduce the indirect greenhouse gas emissions associated with our Phosphates business.

- *Initiatives in Canada*. While the Canadian federal government has withdrawn from the Kyoto Protocol, Canada remains committed to significant greenhouse gas reductions. Public announcements have indicated that future federal targets will align with the previously stated reduction targets for 2020 of 17% below 2005 levels through a sector-by-sector approach aligned with the United States, where appropriate. Our Saskatchewan Potash facilities continue to work with the Canadian Fertilizer Institute and Environment Canada on a sector based approach.

  In May 2009, the Province of Saskatchewan, in which our Canadian potash mines are located, began to consider legislation intended to lead to the development and administration of climate change regulation in Saskatchewan by the Province rather than the federal government. Key elements under consideration by the Province include a primary focus on achieving the 20% reduction by 2020 through technological advancements and creation of a Technology Fund to finance low-carbon investments by regulated emitters. As part of this initiative, a Climate Change Foundation will be established to fund research and development projects related to reducing and avoiding greenhouse gas emissions, water conservation, biodiversity conservation, energy efficiency, adaptation planning, and education and public awareness.

  We continue to work with the Canadian Fertilizer Institute, Saskatchewan Mining Association and Saskatchewan Potash Producers Association in negotiating with the Canadian federal and provincial governments, focusing on, among other matters, energy reduction initiatives as a means for reducing greenhouse gas emissions and addressing the implications of implementation of greenhouse gas emissions regulations in Canada on the competitiveness of Canadian industry in the global marketplace.

  We continue to focus on energy efficiency initiatives within our operations. As part of our recently completed and ongoing capital projects activities, the Potash business unit is installing higher efficiency motors and electrical systems that reduce energy requirements compared to older systems.

- *International Initiatives*. Although international negotiations concerning greenhouse gas emission reductions and other responses to climate change are underway, final obligations in the post-Kyoto Protocol period after 2012 remain undefined. Any new international agreements addressing climate change could adversely affect our operating activities, energy, raw material and transportation costs, results of operations, liquidity or capital resources, and these effects could be material. In addition, to the extent climate change restrictions imposed in countries where our competitors operate, such as China, India, Former Soviet Union countries or Morocco, are less stringent than in the United States or Canada, our competitors could gain cost or other competitive advantages over us.

Operating Impacts Due to Climate Change. The prospective impact of potential climate change on our operations and those of our customers and farmers remains uncertain. Some scientists have hypothesized that the impacts of climate change could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels and that these changes could be severe. These impacts could vary by geographic location. Severe climate change could impact our costs and operating activities, the location and cost of global grain and oilseed production, and the supply and demand for grains and oilseeds. At the present time, we cannot predict the prospective impact of potential climate change on our results of operations, liquidity or capital resources, or whether any such effects could be material to us.

Remedial Activities

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as CERCLA or the Superfund law, and state analogues, impose liability, without regard to fault or to the legality of a party's conduct, on certain categories of persons, including those who have disposed of "hazardous substances" at a third-party location. Under Superfund, or its various state analogues, one party may be responsible for the entire site, regardless of fault or the locality of its disposal activity. We have contingent environmental remedial liabilities that arise principally from three sources which are further discussed below: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites where we are alleged to have disposed of hazardous materials. Taking into consideration established accruals for environmental remedial matters of approximately $24.7 million as of May 31, 2013, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites.

Remediation at Our Facilities. Many of our formerly owned or current facilities have been in operation for a number of years. The historical use and handling of regulated chemical substances, crop and animal nutrients and additives as well as by-product or process tailings at these facilities by us and predecessor operators have resulted in soil, surface water and groundwater impacts.

At many of these facilities, spills or other releases of regulated substances have occurred previously and potentially could occur in the future, possibly requiring us to undertake or fund cleanup efforts under Superfund or otherwise. In some instances, we have agreed, pursuant to consent orders or agreements with the appropriate governmental agencies, to undertake certain investigations, which currently are in progress, to determine whether remedial action may be required to address site impacts. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into account established accruals, future expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material adverse effect on our business or financial condition. However, material expenditures by us could be required in the future to remediate the environmental impacts at these or at other current or former sites.

Remediation at Third-Party Facilities. Various third parties have alleged that our historical operations have impacted neighboring off-site areas or nearby third-party facilities. In some instances, we have agreed, pursuant to orders from or agreements with appropriate governmental agencies or agreements with private parties, to undertake or fund investigations, some of which currently are in progress, to determine whether remedial action, under Superfund or otherwise, may be required to address off-site impacts. Our remedial liability at these sites, either alone or in the aggregate, taking into account established accruals, currently is not expected to have a material adverse effect on our business or financial condition. As more information is obtained regarding these sites, this expectation could change.

Liability for Off-Site Disposal Locations. Currently, we are involved or concluding involvement for off-site disposal at several Superfund or equivalent state sites. Moreover, we previously have entered into settlements to resolve liability with regard to Superfund or equivalent state sites. In some cases, such settlements have included "reopeners," which could result in additional liability at such sites in the event of newly discovered contamination or other circumstances. Our remedial liability at such disposal sites, either alone or in the aggregate, currently is not expected to have a material adverse effect on our business or financial condition. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

Product Requirements and Impacts

International, federal, state and provincial standards require us to register many of our products before these products can be sold. The standards also impose labeling requirements on these products and require us to manufacture the products to formulations set forth on the labels. We believe that, when handled and used as intended, based on the available data, crop nutrient materials do not pose harm to human health or the environment and that any additional standards or regulatory requirements relating to product requirements and impacts will not have a material adverse effect on our business or financial condition.

Additional Information

For additional information about phosphate mine permitting in Florida, our environmental liabilities, the environmental proceedings in which we are involved, our asset retirement obligations related to environmental matters, and our related accounting policies, see Environmental Liabilities and AROs under Critical Accounting Estimates above and Notes 3, 14, and 21 of our Notes to Consolidated Financial Statements.

Sustainability

We are committed to making informed choices that improve our corporate governance, financial strength, operational efficiency, environmental stewardship, community engagement and resource management. Through these efforts, we intend to sustain our business and experience lasting success.

We have included, or incorporate by reference, throughout this annual report on Form 10-K discussions of various matters relating to our sustainability, in its broadest sense, that we believe may be material to our investors. These matters include but are not limited to discussions about: corporate governance including the leadership and respective roles of our Board of Directors, its committees and management as well as succession planning; recent and prospective developments in our business; product development; risk, enterprise risk management and risk oversight; the regulatory and permitting environment for our business and ongoing regulatory and permitting initiatives; executive compensation practices; employee and contractor safety; and other EHS matters including climate change, water management, energy and other operational efficiency initiatives, reclamation and asset retirement obligations. Other matters relating to sustainability are included in our sustainability reports that are available on our website at www.mosaicco.com/sustainability. Our sustainability reports are not incorporated by reference in this annual report on Form 10-K.

Contingencies

Information regarding contingencies in Note 21 of our Notes to Consolidated Financial Statements is incorporated herein by reference.

Related Parties

Information regarding related party transactions is set forth in Note 22 of our Notes to Consolidated Financial Statements and is incorporated herein by reference.

Recently Issued Accounting Guidance

Recently issued accounting guidance is set forth in Note 5 of our Notes to Consolidated Financial Statements and is incorporated herein by reference.

Forward-Looking Statements

Cautionary Statement Regarding Forward Looking Information

All statements, other than statements of historical fact, appearing in this report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, among other things, statements about our expectations, beliefs, intentions or strategies for the future, including statements about the Cargill Transaction and its nature, impact and benefits, statements concerning our future operations, financial condition and prospects, statements regarding our expectations for capital expenditures, statements concerning our level of indebtedness and other information, and any statements of assumptions regarding any of the foregoing. In particular, forward-looking statements may include words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "potential," "predict," "project" or "should." These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this filing.

Factors that could cause reported results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following:

- business and economic conditions and governmental policies affecting the agricultural industry where we or our customers operate, including price and demand volatility resulting from periodic imbalances of supply and demand;
- changes in farmers' application rates for crop nutrients;
- changes in the operation of world phosphate or potash markets, including continuing consolidation in the crop nutrient industry, particularly if we do not participate in the consolidation;
- pressure on prices realized by us for our products;
- the expansion or contraction of production capacity or selling efforts by competitors or new entrants in the industries in which we operate, including the effects of test runs by members of Canpotex to prove the production capacity of potash expansion projects;
- the ability of Mosaic, Ma'aden and SABIC to agree upon definitive agreements related to the Northern Promise Joint Venture, the final terms of any such definitive agreements, the ability of the Northern Promise Joint Venture to obtain project financing in acceptable amounts and upon acceptable terms, the future success of current plans for the joint venture and any future changes in those plans;
- build-up of inventories in the distribution channels for our products that can adversely affect our sales volumes and selling prices;

- seasonality in our business that results in the need to carry significant amounts of inventory and seasonal peaks in working capital requirements, and may result in excess inventory or product shortages;
- changes in the costs, or constraints on supplies, of raw materials or energy used in manufacturing our products, or in the costs or availability of transportation for our products;
- rapid drops in the prices for our products and the raw materials we use to produce them that can require us to write down our inventories to the lower of cost or market;
- the effects on our customers of holding high cost inventories of crop nutrients in periods of rapidly declining market prices for crop nutrients;
- the lag in realizing the benefit of falling market prices for the raw materials we use to produce our products that can occur while we consume raw materials that we purchased or committed to purchase in the past at higher prices;
- customer expectations about future trends in the selling prices and availability of our products and in farmer economics;
- disruptions to existing transportation or terminaling facilities;
- shortages of railcars, barges and ships for carrying our products and raw materials;
- the effects of and change in trade, monetary, environmental, tax and fiscal policies, laws and regulations;
- foreign exchange rates and fluctuations in those rates;
- tax regulations, currency exchange controls and other restrictions that may affect our ability to optimize the use of our liquidity;
- other risks associated with our international operations, including any potential adverse effects in the event of active protests against natural resource companies in Peru;
- adverse weather conditions affecting our operations, including the impact of potential hurricanes or excess rainfall;
- difficulties or delays in receiving, challenges to, increased costs of obtaining or satisfying conditions of, or revocation or withdrawal of required governmental and regulatory approvals including permitting activities;
- changes in the environmental and other governmental regulation that applies to our operations, including the possibility of further federal or state legislation or regulatory action affecting greenhouse gas emissions or of restrictions, or liabilities related to elevated levels of naturally-occurring radiation that arise from disturbing the ground in the course of mining activities or possible efforts to reduce the flow of nutrients into the Gulf of Mexico or the Mississippi River basin;
- the potential costs and effects of implementation of federal or state water quality standards for the discharge of nitrogen and/or phosphorus into Florida waterways;
- the financial resources of our competitors, including state-owned and government-subsidized entities in other countries;
- the possibility of defaults by our customers on trade credit that we extend to them or on indebtedness that they incur to purchase our products and that we guarantee;
- any significant reduction in customers' liquidity or access to credit that they need to purchase our products;
- rates of return on, and the investment risks associated with, our cash balances;
- the effectiveness of our risk management strategy;
- the effectiveness of the processes we put in place to manage our significant strategic priorities, including the expansion of our Potash business;
- actual costs of various items differing from management's current estimates, including, among others, asset retirement, environmental remediation, reclamation or other environmental obligations, or Canadian resource taxes and royalties;
- the costs and effects of legal and administrative proceedings and regulatory matters affecting us, including environmental, tax or administrative proceedings, complaints that our operations are adversely impacting nearby farms, businesses, other property uses or properties, settlements thereof and actions taken by courts with respect to approvals of settlements, resolution of global tax audit activity, and other further developments in legal proceedings and regulatory matters;
- the success of our efforts to attract and retain highly qualified and motivated employees;
- strikes, labor stoppages or slowdowns by our work force or increased costs resulting from unsuccessful labor contract negotiations;
- brine inflows at our Esterhazy, Saskatchewan potash mine as well as potential inflows at our other shaft mines;

- accidents involving our operations, including potential fires, explosions, seismic events or releases of hazardous or volatile chemicals;
- terrorism or other malicious intentional acts, including cybersecurity risks such as attempts to gain unauthorized access to, or disable, our information technology systems, or our costs of addressing malicious intentional acts;
- other disruptions of operations at any of our key production and distribution facilities, particularly when they are operating at high operating rates;
- changes in antitrust and competition laws or their enforcement;
- actions by the holders of controlling equity interests in businesses in which we hold a noncontrolling interest;
- the adequacy of our property, business interruption and casualty insurance policies to cover potential hazards and risks incident to our business, and our willingness and ability to maintain current levels of insurance coverage as a result of market conditions, our loss experience and other factors;
- restrictions on our ability to execute certain actions and potential liabilities imposed on us by the agreements relating to the Cargill Transaction; and
- other risk factors reported from time to time in our Securities and Exchange Commission reports.

Material uncertainties and other factors known to us are discussed in Item 1A, "Risk Factors," of our annual report on Form 10-K for the fiscal year ended May 31, 2013 and incorporated by reference herein as if fully stated herein.

We base our forward-looking statements on information currently available to us, and we undertake no obligation to update or revise any of these statements, whether as a result of changes in underlying factors, new information, future events or other developments.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Mosaic Company:

We have audited the accompanying consolidated balance sheets of The Mosaic Company and subsidiaries as of May 31, 2013 and 2012, and the related consolidated statements of earnings, comprehensive income, cash flows, and equity for each of the years in the three-year period ended May 31, 2013. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II—Valuation and Qualifying Accounts. We also have audited The Mosaic Company's internal control over financial reporting as of May 31, 2013, based on criteria established in *Internal Control—Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Mosaic Company's management is responsible for these consolidated financial statements, the financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Mosaic Company and subsidiaries as of May 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2013, in conformity with U.S. generally accepted accounting principles. In our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, The Mosaic Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2013, based on criteria established in *Internal Control—Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Minneapolis, Minnesota
July 16, 2013

Consolidated Statements of Earnings
In millions, except per share amounts

	Years Ended May 31,		
	2013	2012	2011
Net sales	$ 9,974.1	$ 11,107.8	$ 9,937.8
Cost of goods sold	7,213.9	8,022.8	6,816.0
Gross margin	2,760.2	3,085.0	3,121.8
Selling, general and administrative expenses	427.3	410.1	372.5
Other operating expenses	123.3	63.8	85.1
Operating earnings	2,209.6	2,611.1	2,664.2
Interest income (expense), net	18.8	18.7	(5.1)
Foreign currency transaction (loss) gain	(15.9)	16.9	(56.3)
Gain on sale of equity investment	-	-	685.6
Other income (expense)	2.0	(17.8)	(17.1)
Earnings from consolidated companies before income taxes	2,214.5	2,628.9	3,271.3
Provision for income taxes	341.0	711.4	752.8
Earnings from consolidated companies	1,873.5	1,917.5	2,518.5
Equity in net earnings (loss) of nonconsolidated companies	18.3	13.3	(5.0)
Net earnings including noncontrolling interests	1,891.8	1,930.8	2,513.5
Less: Net earnings (loss) attributable to noncontrolling interests	3.1	0.6	(1.1)
Net earnings attributable to Mosaic	$ 1,888.7	$ 1,930.2	$ 2,514.6
Basic net earnings per share attributable to Mosaic	$ 4.44	$ 4.44	$ 5.64
Basic weighted average number of shares outstanding	425.7	435.2	446.0
Diluted net earnings per share attributable to Mosaic	$ 4.42	$ 4.42	$ 5.62
Diluted weighted average number of shares outstanding	426.9	436.5	447.5

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income
In millions

	Years ended May 31,		
	2013	2012	2011
Net earnings including noncontrolling interest	$ 1,891.8	$ 1,930.8	$ 2,513.5
Other comprehensive income (loss), net of tax			
Foreign currency translation, net of tax of $16.0, $28.0 and $2.9, respectively	(46.6)	(307.4)	387.4
Net actuarial gain and prior service cost, net of tax of $5.7, $14.6 and $21.7, respectively	(5.7)	(28.7)	36.0
Other comprehensive income (loss)	(52.3)	(336.1)	423.4
Comprehensive income	1,839.5	1,594.7	2,936.9
Less: Comprehensive income (loss) attributable to the noncontrolling interest	2.4	(3.3)	1.5
Comprehensive income attributable to Mosaic	$ 1,837.1	$ 1,598.0	$ 2,935.4

See Accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheets
In millions, except per share amounts

	May 31, 2013	May 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 3,697.1	$ 3,811.0
Receivables, net	1,015.7	751.6
Inventories	1,557.3	1,237.6
Deferred income taxes	75.7	237.8
Other current assets	534.7	543.1
Total current assets	6,880.5	6,581.1
Property, plant and equipment, net	8,486.8	7,545.9
Investments in nonconsolidated companies	431.5	454.2
Goodwill	1,844.6	1,844.4
Deferred income taxes	212.7	50.6
Other assets	229.9	214.2
Total assets	$ 18,086.0	$ 16,690.4
Liabilities and Equity		
Current liabilities:		
Short-term debt	$ 68.7	$ 42.5
Current maturities of long-term debt	0.9	0.5
Accounts payable	763.1	912.4
Accrued liabilities	845.1	899.9
Deferred income taxes	87.1	62.4
Total current liabilities	1,764.9	1,917.7
Long-term debt, less current maturities	1,009.6	1,010.0
Deferred income taxes	961.4	787.9
Other noncurrent liabilities	907.2	975.4
Equity:		
Preferred stock, $0.01 par value, 15,000,000 shares authorized, none issued and outstanding as of May 31, 2013 and 2012	-	-
Class A common stock, $0.01 par value, 254,300,000 shares authorized as of May 31, 2013, 150,059,772 shares issued and 128,759,772 shares outstanding as of May 31, 2013 and 2012	1.3	1.3
Class B common stock, $0.01 par value, 87,008,602 shares authorized, none issued and outstanding as of May 31, 2013 and 2012	-	-
Common stock, $0.01 par value, 1,000,000,000 shares authorized, 309,095,779 shares issued and 297,057,317 shares outstanding as of May 31, 2013, 308,749,067 shares issued and 296,710,605 shares outstanding as of May 31, 2012	3.0	3.0
Capital in excess of par value	1,491.3	1,459.5
Retained earnings	11,603.4	10,141.3
Accumulated other comprehensive income	326.4	378.0
Total Mosaic stockholders' equity	13,425.4	11,983.1
Non-controlling interests	17.5	16.3
Total equity	13,442.9	11,999.4
Total liabilities and equity	$ 18,086.0	$ 16,690.4

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
In millions, except per share amounts

	Years Ended May 31,		
	2013	2012	2011
Cash Flows from Operating Activities			
Net earnings including noncontrolling interests	$ 1,891.8	$ 1,930.8	$ 2,513.5
Adjustments to reconcile net earnings including noncontrolling interests to net cash provided by operating activities:			
Depreciation, depletion and amortization	604.8	508.1	447.4
Deferred income taxes	200.0	245.8	196.6
Equity in net loss (earnings) of nonconsolidated companies, net of dividends	32.2	(3.7)	8.2
Accretion expense for asset retirement obligations	33.3	32.4	31.6
Share-based compensation expense	28.2	23.4	21.1
Unrealized loss (gain) on derivatives	(1.4)	45.9	(21.0)
Gain on sale of equity investment	-	-	(685.6)
Excess tax benefits related to share-based compensation	-	-	(13.4)
Loss on sale of fixed assets	18.1	23.1	30.3
Other	12.4	8.4	6.6
Changes in assets and liabilities:			
Receivables, net	(296.7)	118.5	(297.3)
Inventories, net	(315.5)	6.5	(244.7)
Other current assets and noncurrent assets	(2.7)	(238.8)	23.7
Accounts payable	(100.5)	(58.4)	240.1
Accrued liabilities	(55.7)	(2.2)	229.6
Other noncurrent liabilities	(160.8)	66.0	(60.0)
Net cash provided by operating activities	1,887.5	2,705.8	2,426.7
Cash Flows from Investing Activities			
Capital expenditures	(1,588.3)	(1,639.3)	(1,263.2)
Proceeds from sale of equity investment	-	-	1,030.0
Proceeds from sale of businesses	-	-	56.4
Restricted cash	5.1	5.3	(13.7)
Investments in nonconsolidated companies	(15.0)	-	(385.3)
Distributions received from equity investments	2.9	-	-
Other	5.5	6.6	3.7
Net cash (used in) investing activities	(1,589.8)	(1,627.4)	(572.1)
Cash Flows from Financing Activities			
Payments of short-term debt	(263.1)	(148.8)	(381.3)
Proceeds from issuance of short-term debt	289.1	167.9	321.8
Payments of long-term debt	(1.5)	(542.8)	(470.2)
Proceeds from issuance of long-term debt	1.9	748.0	17.6
Payment of tender premium on debt	-	(17.2)	(16.1)
Proceeds from stock options exercised	6.0	3.0	20.3
Contributions by Cargill	-	18.5	-
Repurchase of Class A common stock	-	(1,162.5)	-
Excess tax benefits related to share-based compensation	-	-	13.4
Cash dividends paid	(426.6)	(119.5)	(89.3)
Other	(3.6)	(7.7)	(1.2)
Net cash (used in) financing activities	(397.8)	(1,061.1)	(585.0)
Effect of exchange rate changes on cash	(13.8)	(112.7)	113.8
Net change in cash and cash equivalents	(113.9)	(95.4)	1,383.4
Cash and cash equivalents—beginning of period	3,811.0	3,906.4	2,523.0
Cash and cash equivalents—end of period	$ 3,697.1	3,811.0	3,906.4

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Equity
In millions, except per share data

	Mosaic Shareholders						
	Shares	Dollars					
	Common Stock[a]	Common Stock[a]	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total Equity
Balance as of May 31, 2010	445.4	$ 4.5	$ 2,523.0	$ 5,905.3	$ 289.4	$ 26.2	$ 8,748.4
Total comprehensive income	-	-	-	2,514.6	420.8	1.5	2,936.9
Stock option exercises	1.2	-	20.3	-	-	-	20.3
Amortization of share based compensation	-	-	21.1	-	-	-	21.1
Contributions from Cargill, Inc.	-	-	18.5	-	-	-	18.5
Dividends ($0.20 per share)	-	-	-	(89.3)	-	-	(89.3)
Dividends for noncontrolling interests	-	-	-	-	-	(4.8)	(4.8)
Acquisition of noncontrolling interest	-	-	-	-	-	(2.6)	(2.6)
Tax benefits related to share based compensation	-	-	13.4	-	-	-	13.4
Balance as of May 31, 2011	446.6	4.5	2,596.3	8,330.6	710.2	20.3	11,661.9
Total comprehensive income (loss)	-	-	-	1,930.2	(332.2)	(3.3)	1,594.7
Stock option exercises / Restricted stocks units vested	0.2	-	3.0	-	-	-	3.0
Amortization of share based compensation	-	-	23.4	-	-	-	23.4
Repurchase of Class A common stock	(21.3)	(0.2)	(1,162.3)	-	-	-	(1,162.5)
Dividends ($0.275 per share)	-	-	-	(119.5)	-	-	(119.5)
Dividends for noncontrolling interests	-	-	-	-	-	(0.7)	(0.7)
Tax shortfall related to share based compensation	-	-	(0.9)	-	-	-	(0.9)
Balance as of May 31, 2012	425.5	4.3	1,459.5	10,141.3	378.0	16.3	11,999.4
Total comprehensive income (loss)	-	-	-	1,888.7	(51.6)	2.4	1,839.5
Stock option exercises	0.3	-	6.0	-	-	-	6.0
Amortization of stock based compensation	-	-	28.2	-	-	-	28.2
Dividends ($1.00 per share)	-	-	-	(426.6)	-	-	(426.6)
Dividends for noncontrolling interests	-	-	-	-	-	(1.2)	(1.2)
Tax shortfall related to stock option exercises	-	-	(2.4)	-	-	-	(2.4)
Balance as of May 31, 2013	425.8	$ 4.3	$ 1,491.3	$ 11,603.4	$ 326.4	$ 17.5	$ 13,442.9

(a) On May 25, 2011, we retired our outstanding common stock and recapitalized into three classes: Common Stock, Class A Common Stock and Class B Common Stock in connection with the Cargill Transaction discussed in Note 2 of our Notes to Consolidated Financial Statements. There was no change in the number or value of shares outstanding.

See Accompanying Notes to Consolidated Financial Statements

Tables in millions, except per share amounts

1. ORGANIZATION AND NATURE OF BUSINESS

The Mosaic Company (before or after the Cargill Transaction described in Note 2, "***Mosaic***", and with its consolidated subsidiaries, "***we***", "***us***", "***our***", or the "***Company***") is the parent company of the business that was formed through the business combination ("***Combination***") of IMC Global Inc. and the Cargill Crop Nutrition fertilizer businesses ("***CCN***") of Cargill, Incorporated and its subsidiaries (collectively, "***Cargill***") on October 22, 2004.

We produce and market concentrated phosphate and potash crop nutrients. We conduct our business through wholly and majority owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest, including consolidated variable interest entities and investments accounted for by the equity method. We are organized into the following business segments:

Our **Phosphates** business segment owns and operates mines and production facilities in Florida which produce concentrated phosphate crop nutrients and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce concentrated phosphate crop nutrients. In fiscal 2011, the Phosphates segment acquired a 35% economic interest in a joint venture that owns the Miski Mayo Mine in Peru.

Our Phosphates segment's results also include our international distribution activities in addition to the consolidated results of Phosphate Chemicals Export Association, Inc. ("***PhosChem***"), a U.S. Webb-Pomerene Act association of phosphate producers that exports concentrated phosphate crop nutrient products around the world for us and PhosChem's other member. Our share of PhosChem's sales volume of dry phosphate crop nutrient products was approximately 93% for the year ended May 31, 2013.

Our **Potash** business segment owns and operates potash mines and production facilities in Canada and the U.S. which produce potash-based crop nutrients, animal feed ingredients and industrial products. Potash sales include domestic and international sales. We are a member of Canpotex, Limited ("***Canpotex***"), an export association of Canadian potash producers through which we sell our Canadian potash outside the U.S. and Canada.

Intersegment sales are eliminated within Corporate, Eliminations and Other. See Note 23 of our Notes to Consolidated Financial Statements for segment results.

2. CARGILL TRANSACTION

On May 25, 2011, we consummated the first in a series of transactions intended to result in the split-off and orderly distribution of Cargill's approximately 64% equity interest in us through a series of public offerings (the "***Cargill Transaction***"). These transactions included the following:

- A Merger (the "***Merger***") between a subsidiary of GNS II (U.S.) Corp. ("***GNS***") and MOS Holdings Inc. ("***MOS Holdings***") that had the effect of recapitalizing our prior Common Stock into three classes: Common Stock, Class A Common Stock and Class B Common Stock. The Common Stock is substantially identical to our prior Common Stock, and all three new classes had the same economic rights as our prior Common Stock. Holders of the Common Stock and the Class A Common Stock have one vote per share on all matters on which they are entitled to vote, whereas holders of the Class B Common Stock had ten votes per share solely for the election of directors and one vote per share on all other matters on which they were entitled to vote. The Class A Common Stock is and the Class B Common Stock was subject to transfer restrictions, have or had conversion rights and class voting rights, and are or were not publicly traded. Following the Merger, our Common Stock continues to trade under the ticker symbol MOS.

- Prior to the Merger, GNS was a wholly-owned subsidiary of the company then known as The Mosaic Company. The Merger made GNS the parent company of MOS Holdings. In connection with the Merger, the company formerly known as The Mosaic Company was renamed MOS Holdings Inc. and GNS was renamed The Mosaic Company.

- In the Merger, a portion of our Common Stock held by Cargill was converted, on a one-for-one basis, into the right to receive Class A Common Stock and Class B Common Stock. Each other outstanding share of our prior Common Stock (including a portion of the shares of our prior Common Stock held by Cargill) was converted into the right to receive a share of our Common Stock.

- Cargill conducted a split-off (the "***Split-off***") in which it exchanged 178.3 million of our shares that it received in the Merger for shares of Cargill stock held by certain Cargill stockholders (the "***Exchanging Cargill Stockholders***"). Immediately after the Split-off, the Exchanging Cargill Stockholders held approximately 40% of our total outstanding shares that represented approximately 82% of the total voting power with respect to the election of our directors.

- Cargill also exchanged the remaining 107.5 million of our shares that it received in the Merger with certain holders of Cargill debt (the "***Exchanging Cargill Debt Holders***") for such Cargill debt (the "***Debt Exchange***").
- Certain of the Exchanging Cargill Stockholders (the "***MAC Trusts***") and the Exchanging Cargill Debt Holders (collectively, the "***Selling Stockholders***") then sold an aggregate of 115.0 million shares of our Common Stock that they received in the Split-off and the Debt Exchange in an underwritten secondary public offering (the "***Formation Offering***").

In fiscal 2011, Cargill reimbursed us for $18.5 million in the aggregate of fees and expenses we incurred in connection with the matters described above and negotiation of the Cargill Transaction; such reimbursement was recorded as a capital contribution in stockholders' equity.

Pursuant to a ruling from the U.S. Internal Revenue Service, the Merger, Split-off and Debt Exchange were tax-free to Cargill, Mosaic and their respective stockholders.

In fiscal 2012, we completed several additional transactions in furtherance of the planned orderly distribution of our stock that the Exchanging Cargill Stockholders acquired from Cargill in the Split-off:

- On September 29, 2011, we converted 20.7 million shares of our Class A Common Stock, Series A-4, to Common Stock in connection with their sale in an underwritten public secondary offering by the MAC Trusts. In accordance with our Restated Certificate of Incorporation, each such converted share of Class A Common Stock, Series A-4, was subsequently retired and cancelled and may not be reissued, and the number of authorized shares of Class A Common Stock was reduced by a corresponding amount.
- On October 6, 2011, our stockholders approved the conversion of each of our approximately 113.0 million outstanding shares of Class B Common Stock on a one-for-one basis into shares of the corresponding series of Class A Common Stock. In accordance with our Restated Certificate of Incorporation, each such converted share of Class B Common Stock was subsequently retired and cancelled and may not be reissued, and the number of authorized shares of Class B Common Stock was reduced by a corresponding amount.
- On November 17, 2011, we purchased an aggregate 21.3 million shares of our Class A Common Stock, Series A-4, from the MAC Trusts. The purchase price was $54.58 per share, the closing price for our Common Stock on November 16, 2011, resulting in a total purchase price of approximately $1.2 billion. This repurchase completed the disposition of the 157.0 million shares designated to be sold during the 15-month period following the Split-off by the Selling Stockholders.

All other shares of our stock (approximately 128.8 million shares in the aggregate) received by the Exchanging Cargill Stockholders and not sold in the Formation Offering are generally subject to transfer restrictions and are to be released in three equal annual installments beginning on November 26, 2013, unless they are sold prior to the release date. In each of the calendar years 2013 through 2015, we would, at the request of the MAC Trusts or at our own election, register these shares for sale in an underwritten public secondary offering that could occur during the period May 26 through October 26. The maximum number of shares that may be included in each such offering is to be determined by the lead underwriter chosen by us for such offering.

Following May 23, 2016, the MAC Trusts will have two rights to request that we file a registration statement under the Securities Act of 1933, pursuant to which the MAC Trusts could sell any remaining shares they received in the Split-off.

Our agreements with Cargill and the Exchanging Cargill Stockholders also contain additional provisions relating to private and market sales under specified conditions.

We agreed that, among other things, and subject to certain exceptions:

- We would not engage in certain prohibited acts ("***Prohibited Acts***") until May 26, 2013.
- We will indemnify Cargill for certain taxes and tax-related losses imposed on Cargill if we engaged in a Prohibited Act or in the event we are in breach of representations or warranties made in support of the tax-free nature of the Merger, Split-off and Debt Exchange, if our Prohibited Act or breach causes the Merger, Split-off and/or Debt Exchange to fail to qualify as tax-free transactions.

Generally speaking, Prohibited Acts included:

- Entering into any agreements, understandings, arrangements or substantial negotiations pursuant to which any person would acquire, increase or have the right to acquire or increase such person's ownership interest in us, provided that equity issuances, redemptions or repurchases from the MAC Trusts and approvals of transfers within an agreed-upon "basket" were not Prohibited Acts.

- Approving or recommending a third-party tender offer or exchange offer for our stock or causing or permitting any merger, reorganization, combination or consolidation of Mosaic or MOS Holdings.
- Causing our "separate affiliated group" (as defined in the Internal Revenue Code) to fail to be engaged in the fertilizer business.
- Reclassifying, exchanging or converting any shares of our stock into another class or series, or changing the voting rights of any shares of our stock (other than the conversion of Class B Common Stock to Class A Common Stock) or declaring or paying a stock dividend in respect of our common stock.
- Facilitating the acquisition of Mosaic's stock by any person or coordinating group (as defined in IRS regulations) (other than Cargill and its subsidiaries), if such acquisition would result in any person or coordinating group beneficially owning 10% or more of our outstanding Common Stock.
- Facilitating participation in management or operation of the Company (including by becoming a director) by a person or coordinating group (as defined in IRS regulations) (other than Cargill and its subsidiaries) who beneficially owns 5% or more of our outstanding Common Stock.

The agreements relating to the Cargill Transaction continue to restrict our ability to engage in share buybacks (other than self-tender offers to all of our stockholders complying with Rule 13e-4 under the Securities Exchange Act of 1934). The restriction on share buybacks applies until November 26, 2013.

After May 26, 2013, we engaged in discussions with Cargill and the MAC Trusts regarding the disposition of the Class A Shares, including a potential share repurchase transaction. In connection with these discussions, we, with the MAC Trusts' support, requested that Cargill amend the Split-off agreement to allow for a negotiated repurchase of Class A Shares prior to November 26, 2013. After considering the request, Cargill declined to amend the agreement to allow for earlier share repurchases. As a result, we are not permitted to engage in open market or negotiated share repurchases until after November 26, 2013. The only practical means for holders of the Class A Shares to dispose of their shares prior to that date would be through an underwritten public secondary offering, which could only be initiated by the MAC Trusts prior to June 26, 2013 or by us thereafter. After considering their alternatives, the MAC Trusts notified us that they would not exercise their first right to request an underwritten public secondary offering, that would occur during the period May 26, 2013 through October 26, 2013. We look forward to initiating share repurchases after November 26, 2013. At that time, depending on market conditions and sellers' interest, we will consider the repurchase of shares either in a negotiated transaction with the holders of the Class A Shares or through open market repurchases.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement Presentation and Basis of Consolidation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("***U.S. GAAP***"). Throughout the Notes to Consolidated Financial Statements, amounts in tables are in millions of dollars except for per share data and as otherwise designated. References in this report to a particular fiscal year are to the twelve months ended May 31 of that year.

The accompanying Consolidated Financial Statements include the accounts of Mosaic and its majority owned subsidiaries, as well as the accounts of certain variable interest entities ("***VIEs***") for which we are the primary beneficiary as described in Note 12. Certain investments in companies where we do not have control but have the ability to exercise significant influence are accounted for by the equity method.

Accounting Estimates

Preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The more significant estimates made by management relate to the recoverability of non-current assets including goodwill, the useful lives and net realizable values of long-lived assets, environmental and reclamation liabilities including asset retirement obligations ("***AROs***"), the costs of our employee benefit obligations for pension plans and postretirement benefits, income tax related accounts including the valuation allowance against deferred income tax assets, Canadian resource tax and royalties, inventory valuation and accruals for pending legal and environmental matters. Actual results could differ from these estimates.

Revenue Recognition

Revenue on North American sales is recognized when the product is delivered to the customer and/or when the risks and rewards of ownership are otherwise transferred to the customer and when the price is fixed or determinable. Revenue on North American export sales is recognized upon the transfer of title to the customer and when the other revenue recognition criteria have been met, which generally occurs when product enters international waters. Revenue from sales originating outside of North America is recognized upon transfer of title to the customer based on contractual terms of each arrangement and when the other revenue recognition criteria have been met. Shipping and handling costs are included as a component of cost of goods sold.

Income Taxes

In preparing our Consolidated Financial Statements, we utilize the asset and liability approach in accounting for income taxes. We recognize income taxes in each of the jurisdictions in which we have a presence. For each jurisdiction, we estimate the actual amount of income taxes currently payable or receivable, as well as deferred income tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing the relative impact of all the available positive and negative evidence regarding our forecasted taxable income using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. A valuation allowance will be recorded in each jurisdiction in which a deferred income tax asset is recorded when it is more likely than not that the deferred income tax asset will not be realized. Changes in deferred tax asset valuation allowances typically impact income tax expense.

We recognize excess tax benefits or shortfalls associated with share-based compensation in equity only when realized. When assessing whether excess tax benefits or shortfalls relating to share-based compensation have been realized, we follow the with-and-without approach excluding any indirect effects of the excess tax effects. Under this approach, excess tax benefits or shortfalls related to share-based compensation are generally not deemed to be realized until after the utilization of all other applicable tax benefits or shortfalls available to us.

Accounting for uncertain income tax positions is determined by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. This minimum threshold is that a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than a fifty percent likelihood of being realized upon ultimate settlement. We recognize interest and penalties within our provision for income taxes on our Consolidated Statements of Earnings.

We have not recorded U.S. deferred income taxes on certain of our non-U.S. subsidiaries' undistributed earnings as such amounts are intended to be reinvested outside of the United States indefinitely. However, should we change our business and tax strategies in the future and decide to repatriate a portion of these earnings to one of our U.S. subsidiaries, including cash maintained by these non-U.S. subsidiaries, additional tax liabilities would be incurred. It is not practical to estimate the amount of additional U.S. tax liabilities we would incur.

Canadian Resource Taxes and Royalties

We pay Canadian resource taxes consisting of the Potash Production Tax and resource surcharge. The Potash Production Tax is a Saskatchewan provincial tax on potash production and consists of a base payment and a profits tax. The profits tax is calculated on the potash content of each tonne sold from each Saskatchewan mine, net of certain operating expenses and a depreciation allowance. We also pay a percentage of the value of resource sales from our Saskatchewan mines. In addition to the Canadian resource taxes, royalties are payable to the mineral owners with respect to potash reserves or production of potash. These resource taxes and royalties are recorded in our cost of goods sold. Our Canadian resource tax and royalty expenses were $307.9 million, $327.1 million and $294.2 million for fiscal 2013, 2012 and 2011, respectively.

Brazil Non-Income Taxes

We have approximately $80 million of assets recorded at May 31, 2013 related to PIS and Cofins, a value added tax, tax credits and income tax credits mostly earned in 2009 through 2013 that we believe will be realized through paying income taxes, paying other federal taxes, or receiving cash refunds. Should the Brazilian government determine these claims to not be warranted upon review, this could impact our results in such period. We presently believe that our positions are supported.

Foreign Currency Translation

The Company's reporting currency is the U.S. dollar; however, for operations located in Canada and Brazil, the functional currency is the local currency. Assets and liabilities of these foreign operations are translated to U.S. dollars at exchange rates in effect at the balance sheet date, while income statement accounts and cash flows are translated to U.S. dollars at the average exchange rates for the period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive income in equity until the foreign entity is sold or liquidated. Transaction gains and losses result from transactions that are denominated in a currency other than the functional currency of the operation, primarily accounts receivable in our Canadian entities denominated in U.S. dollars, and accounts payable in Brazil denominated in U.S. dollars. These foreign currency transaction gains and losses are presented separately in the Consolidated Statement of Earnings.

Cash and Cash Equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of 90 days or less, and other highly liquid investments that are payable on demand such as money market accounts, certain certificates of deposit and repurchase agreements. The carrying amount of such cash equivalents approximates their fair value due to the short-term and highly liquid nature of these instruments.

Concentration of Credit Risk

In the U.S., we sell our products to manufacturers, distributors and retailers primarily in the Midwest and Southeast. Internationally, our phosphate and potash products are sold primarily through two North American export associations. A concentration of credit risk arises from our sales and accounts receivable associated with the international sales of potash product through Canpotex. We consider our concentration risk related to the Canpotex receivable to be mitigated by their credit policy which requires the underlying receivables to be substantially insured or secured by letters of credit. As of May 31, 2013 and 2012, $191.8 million and $200.7 million, respectively, of accounts receivable were due from Canpotex. In fiscal 2013, 2012 and 2011, sales to Canpotex were $1.2 billion, $1.3 billion and $992.9 million, respectively.

Receivables and Allowance for Doubtful Accounts

Accounts receivable are recorded at face amount less an allowance for doubtful accounts. On a regular basis, we evaluate outstanding accounts receivable and establish the allowance for doubtful accounts based on a combination of specific customer circumstances as well as credit conditions and a history of write-offs and subsequent collections.

Included in other assets are long-term accounts receivable of $13.9 million and $16.9 million as of May 31, 2013 and 2012, respectively. In accordance with our allowance for doubtful accounts policy, we have recorded allowances against these long-term accounts receivable of $11.3 million and $13.5 million, respectively.

Inventories

Inventories of raw materials, work-in-process products, finished goods and operating materials and supplies are stated at the lower of cost or market. Costs for substantially all inventories are determined using the weighted average cost basis.

Market value of our inventory is defined as forecasted selling prices less reasonably predictable selling costs (net realizable value). Significant management judgment is involved in estimating forecasted selling prices including various demand and supply variables. Examples of demand variables include grain and oilseed prices, stock-to-use ratios and changes in inventories in the crop nutrients distribution channels. Examples of supply variables include forecasted prices of raw materials, such as phosphate rock, sulfur, ammonia, and natural gas, estimated operating rates and industry crop nutrient inventory levels. Results could differ materially if actual selling prices differ materially from forecasted selling prices. Charges for lower of cost or market are recognized in our Consolidated Statements of Earnings in the period when there is evidence of a decline of market value below cost.

To determine the cost of inventory, we allocate fixed expense to the costs of production based on the normal capacity, which refers to a range of production levels and is considered the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Fixed overhead costs allocated to each unit of production should not increase due to abnormally low production. Those excess costs are recognized as a current period expense. When a production facility is completely shut down temporarily, it is considered "idle", and all related expenses are charged to cost of goods sold.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Costs of significant assets include capitalized interest incurred during the construction and development period. Repairs and maintenance, including planned major maintenance and plan turnaround costs, are expensed when incurred.

Depletion expenses for mining operations, including mineral reserves, are generally determined using the units-of-production method based on estimates of recoverable reserves. Depreciation is computed principally using the straight-line method over the following useful lives: machinery and equipment three to 25 years, and buildings and leasehold improvements three to 40 years.

We estimate initial useful lives based on experience and current technology. These estimates may be extended through sustaining capital programs. Factors affecting the fair value of our assets may also affect the estimated useful lives of our assets and these factors can change. Therefore, we periodically review the estimated remaining lives of our facilities and other significant assets and adjust our depreciation rates prospectively where appropriate.

Leases

Leases in which the risk of ownership is retained by the lessor are classified as operating leases. Leases which substantially transfer all of the benefits and risks inherent in ownership to the lessee are classified as capital leases. Assets acquired under capital leases are depreciated on the same basis as property, plant and equipment. Rental payments are expensed on a straight-line basis. Leasehold improvements are depreciated over the depreciable lives of the corresponding fixed assets or the related lease term, whichever is shorter.

Investments

Except as discussed in Note 12 of our Notes to Consolidated Financial Statements, with respect to variable interest entities, investments in the common stock of affiliated companies in which our ownership interest is 50% or less and in which we exercise significant influence over operating and financial policies are accounted for using the equity method which includes eliminating the effects of any material intercompany transactions. The cash flow presentation of dividends received from equity method investees is determined by evaluation of the facts, circumstances and nature of the distribution.

Recoverability of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset group exceeds its fair value.

Goodwill

Goodwill is carried at cost, not amortized, and represents the excess of the purchase price and related costs over the fair value assigned to the net identifiable assets of a business acquired. We test goodwill for impairment at the reporting unit level on an annual basis or upon the occurrence of events that may indicate possible impairment. When testing goodwill for impairment, the Company may first assess qualitative factors. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is performed in two phases. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit exceeds its fair value, the implied fair value of the reporting unit's goodwill would be compared with the carrying amount of that goodwill. An impairment loss would be recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The Company may also elect not to perform the qualitative assessment and proceed directly to the quantitative testing. We have established the second quarter of our fiscal year as the period for our annual test for impairment of goodwill and the test resulted in no impairment in the periods presented.

Environmental Costs

Accruals for estimated costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated. In determining these accruals, we use the most current information available, including similar past experiences, available technology, consultant evaluations, regulations in effect, the timing of remediation and cost-sharing arrangements.

Asset Retirement Obligations

We recognize AROs in the period in which we have an existing legal obligation associated with the retirement of a tangible long-lived asset, and the amount of the liability can be reasonably estimated. The ARO is recognized at fair value when the liability is incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and depreciated on a straight-line basis over the remaining estimated useful life of the related asset. The liability is adjusted in subsequent periods through accretion expense which represents the increase in the present value of the liability due to the passage of time. Such depreciation and accretion expenses are included in cost of goods sold for operating facilities and other operating expense for indefinitely closed facilities.

Litigation

We are involved from time to time in claims and legal actions incidental to our operations, both as plaintiff and defendant. We have established what we currently believe to be adequate accruals for pending legal matters. These accruals are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as advice of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. The litigation accruals at any time reflect updated assessments of the then-existing claims and legal actions. The final outcome or potential settlement of litigation matters could differ materially from the accruals which we have established. For significant individual cases, we accrue legal costs expected to be incurred.

Pension and Other Postretirement Benefits

Mosaic offers a number of benefit plans that provide pension and other benefits to qualified employees. These plans include defined benefit pension plans, supplemental pension plans, defined contribution plans and other postretirement benefit plans.

We accrue the funded status of our plans, which is representative of our obligations under employee benefit plans and the related costs, net of plan assets measured at fair value. The cost of pensions and other retirement benefits earned by employees is generally determined with the assistance of an actuary using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected healthcare costs.

Share-Based Compensation

We measure the cost of employees' services received in exchange for an award of equity instruments based on grant-date fair value of the award, and recognize the cost over the period during which the employee is required to provide service in exchange for the award. Our granted awards consist of stock options that generally vest annually in equal amounts over a three-year period and have an exercise price equal to the fair market value of our common stock on the date of grant, restricted stock units that generally cliff vest after three years and have a fair value equal to the market price of our stock at the date of grant and performance units that vest after a three-year period and are recorded at their fair value at the grant date. We recognize compensation expense for awards on a straight-line basis over the requisite service period.

Derivative Activities

We periodically enter into derivatives to mitigate our exposure to foreign currency risks and the effects of changing commodity and freight prices. We record all derivatives on the Consolidated Balance Sheets at fair value. The fair value of these instruments is determined by using quoted market prices, third party comparables, or internal estimates. We net our derivative asset and liability positions when we have a master netting arrangement in place. Changes in the fair value of the foreign currency, commodity, and freight derivatives are immediately recognized in earnings because we do not apply hedge accounting treatment to these instruments.

4. OTHER FINANCIAL STATEMENT DATA

The following provides additional information concerning selected balance sheet accounts:

(in millions)	May 31, 2013	May 31, 2012
Receivables		
Trade	$ 933.9	$ 706.9
Non-trade	86.5	49.6
	1,020.4	756.5
Less allowance for doubtful accounts	4.7	4.9
	$ 1,015.7	$ 751.6
Inventories		
Raw materials	$ 43.0	$ 61.8
Work in process	445.8	340.1
Finished goods	991.3	764.8
Operating materials and supplies	77.2	70.9
	$ 1,557.3	$ 1,237.6
Other current assets		
Final price deferred[(a)]	$ 137.1	$ 152.8
Income and other taxes receivable	267.6	214.0
Prepaid expenses	98.2	132.1
Other	31.8	44.2
	$ 534.7	$ 543.1
Accrued liabilities		
Non-income taxes	$ 81.1	$ 78.5
Payroll and employee benefits	146.6	119.6
Asset retirement obligations	83.5	87.0
Customer prepayments	243.3	323.0
Other	290.6	291.8
	$ 845.1	$ 899.9
Other noncurrent liabilities		
Asset retirement obligations	$ 575.0	$ 513.3
Accrued pension and postretirement benefits	140.7	142.2
Unrecognized tax benefits	45.2	159.7
Other	146.3	160.2
	$ 907.2	$ 975.4

(a) Final price deferred is product that has shipped to customers, but the price has not yet been agreed upon. This has not been included in inventory as it is not held for sale.

Interest expense, net was comprised of the following in fiscal 2013, 2012 and 2011:

(in millions)	Years ended May 31, 2013	2012	2011
Interest income	$ 18.8	$ 20.1	$ 22.5
Less interest expense	-	1.4	27.6
Interest income (expense), net	$ 18.8	$ 18.7	$ (5.1)

5. RECENTLY ISSUED ACCOUNTING GUIDANCE

Recently Adopted Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("***FASB***") issued Accounting Standards Update ("***ASU***") No. 2011-05, *"Comprehensive Income (Topic 220): Presentation of Comprehensive Income"* which requires comprehensive income to be reported in either a single statement or in two consecutive statements reporting net income and other comprehensive income. The amendment does not change what items are reported in other comprehensive income. Additionally, in December 2011, the FASB issued ASU No. 2011-12, *"Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05"* which indefinitely defers the requirement in ASU No. 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. These standards became effective for our fiscal quarter beginning June 1, 2012, and did not have an impact on our results of operations or financial position.

In September 2011, the FASB issued ASU No. 2011-08, *"Intangibles – Goodwill and Other (Topic 350): Testing for Goodwill Impairment"* which permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. We adopted this guidance for our annual goodwill impairment test for fiscal 2013, which was conducted in the second quarter. The adoption of this guidance did not have an impact on our results of operations or financial position.

Pronouncements Issued But Not Yet Adopted

In December 2011, the FASB issued ASU No. 2011-11, *"Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities"* which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and those prepared on the basis of International Financial Reporting Standards ("***IFRS***"). In January 2013, the FASB issued ASU No. 2013-01, *"Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities"* to limit the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent that they are offset in the financial statements or subject to an enforceable master netting arrangement or similar agreement. These standards will be effective for us beginning June 1, 2013 with retrospective application required. As these standards address disclosure requirements only, we do not believe their adoption will have a material impact on our results of operations or financial position.

In February 2013, the FASB issued ASU No. 2013-02, *"Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income"* which requires entities to disclose additional information about changes in and significant items reclassified out of accumulated other comprehensive income. This guidance is effective for us beginning June 1, 2013. As this standard addresses presentation and disclosure requirements only, we do not believe its adoption will have a material impact on our results of operations or financial position.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	May 31,	
(in millions)	2013	2012
Land	$ 188.7	$ 187.7
Mineral properties and rights	2,886.7	2,791.0
Buildings and leasehold improvements	1,959.3	1,456.0
Machinery and equipment	5,793.7	4,872.6
Construction in-progress	1,419.2	1,522.8
	12,247.6	10,830.1
Less: accumulated depreciation and depletion	3,760.8	3,284.2
	$ 8,486.8	$ 7,545.9

Depreciation and depletion expense was $604.8 million, $508.1 million and $447.4 million for fiscal 2013, 2012 and 2011, respectively. Capitalized interest on major construction projects was $52.0 million, $55.7 million and $57.1 million in fiscal 2013, 2012 and 2011, respectively.

7. EARNINGS PER SHARE

The numerator for diluted earnings per share ("*EPS*") is net earnings. The denominator for basic EPS is the weighted-average number of shares outstanding during the period. The denominator for diluted EPS also includes the weighted average number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued unless the shares are anti-dilutive.

The following is a reconciliation of the numerator and denominator for the basic and diluted EPS computations:

(in millions)	Years ended May 31,		
	2013	2012	2011
Net earnings attributable to Mosaic	$ 1,888.7	$ 1,930.2	$ 2,514.6
Basic weighted average common shares outstanding	425.7	435.2	446.0
Dilutive impact of share-based awards	1.2	1.3	1.5
Diluted weighted average common shares outstanding	426.9	436.5	447.5
Basic net earnings per share attributable to Mosaic	$ 4.44	$ 4.44	$ 5.64
Diluted net earnings per share attributable to Mosaic	$ 4.42	$ 4.42	$ 5.62

A total of 0.6 million shares, 0.5 million shares and 0.4 million shares of common stock subject to issuance upon exercise of stock options for fiscal 2013, 2012 and 2011, respectively, have been excluded from the calculation of diluted EPS because the effect would be anti-dilutive.

8. CASH FLOW INFORMATION

Supplemental disclosures of cash paid for interest and income taxes and non-cash investing and financing information is as follows:

(in millions)	Years Ended May 31,		
	2013	2012	2011
Cash paid during the period for:			
Interest	$ 52.0	$ 76.7	$ 100.2
Less amount capitalized	52.0	55.7	57.1
Cash interest, net	$ -	$ 21.0	$ 43.1
Income taxes	$ 299.9	$ 516.4	$ 535.2

Acquiring or constructing property, plant and equipment by incurring a liability does not result in a cash outflow for us until the liability is paid. In the period the liability is incurred, the change in operating accounts payable on the Consolidated Statements of Cash Flows is adjusted by such amount. In the period the liability is paid, the amount is reflected as a cash outflow from investing activities. The applicable net change in operating accounts payable that was classified to investing activities on the Consolidated Statements of Cash Flows was $54.6 million, $56.7 million, and $100.1 million for fiscal 2013, 2012 and 2011 respectively.

9. INVESTMENTS IN NON-CONSOLIDATED COMPANIES

We have investments in various international and domestic entities and ventures. The equity method of accounting is applied to such investments when the ownership structure prevents us from exercising a controlling influence over operating and financial policies of the businesses but still allow us to have significant influence. Under this method, our equity in the net earnings or losses of the investments is reflected as equity in net earnings of non-consolidated companies on our Consolidated Statements of Earnings. The effects of material intercompany transactions with these equity method investments are eliminated, including the gross profit on sales to and purchases from our equity-method investments which is deferred until the time of sale to the final third party customer.

A summary of our equity-method investments, which were in operation as of May 31, 2013, is as follows:

Entity	Economic Interest
Gulf Sulphur Services LTD., LLLP	50.0%
River Bend Ag, LLC	50.0%
IFC S.A.	45.0%
Yunnan Three Circles Sinochem Cargill Fertilizers Co. Ltd.	35.0%
Miski Mayo Mine	35.0%
Canpotex	43.0%

The summarized financial information shown below includes all non-consolidated companies carried on the equity method.

(in millions)	May 31, 2013	2012	2011
Net sales	$ 4,475.2	$ 4,938.4	$ 4,061.7
Net earnings	67.5	97.9	0.5
Mosaic's share of equity in net earnings (loss)	18.3	13.3	(5.0)
Total assets	1,841.4	1,776.0	1,690.6
Total liabilities	1,149.8	1,005.0	1,022.5
Mosaic's share of equity in net assets	256.4	282.8	247.2

The difference between our share of equity in net assets as shown in the above table and the investment in non-consolidated companies as shown on the Consolidated Balance Sheets is due to an excess amount paid over the book value of the Miski Mayo Mine. The excess relates to phosphate rock reserves adjusted to fair value in relation to the Miski Mayo Mine. The excess amount is amortized over the estimated life of the phosphate rock reserve and is net of related deferred income taxes.

During fiscal 2011, we sold our 20.1% minority stake in Fosfertil, a phosphate crop nutrient producer in Brazil. Gross proceeds of $1.0 billion were received which resulted in a pre-tax gain of $685.6 million. The tax impact of this transaction was $116.2 million and was included in our provision for income taxes as of May 31, 2011.

On March 19, 2013, we entered into a Heads of Agreement with Saudi Arabian Mining Company (***"Ma'aden"***) and Saudi Basic Industries Corporation (***"SABIC"***) to from a joint venture (the "***Northern Promise Joint Venture***") that would develop a phosphate rock mine and chemical complexes in the Kingdom of Saudi Arabia. The Northern Promise Joint Venture is presently expected to produce phosphate fertilizers, animal feed, food grade purified phosphoric acid and sodium tripolyphosphate. The approximately $7 billion greenfield project is expected to be financed by the joint venture with debt and the investments of the parties, and have a production capacity of approximately 3.5 million tonnes of finished product. Operations are expected to commence in late calendar 2016. We expect to have a 25% interest in the joint venture which will be accounted for in our financial statements as an equity-method investment.

In connection with our equity share, we expect that we will market approximately 25% of the production of the joint venture. Subject to final financing terms, our cash investment would be up to $1 billion, funded over a four-year period beginning in calendar 2013. As of May 31, 2013, we have invested $15 million. The joint venture's final financing arrangements are expected to include commitments by the shareholders to fund, on a limited basis, certain construction cost overruns and provide guarantees of financing through the construction phase of the project.

10. GOODWILL

The changes in the carrying amount of goodwill, by reporting unit, for the years ended May 31, 2013 and 2012, are as follows:

(in millions)	Phosphates	Potash	Total
Balance as of May 31, 2011	$ 534.7	$ 1,295.1	$ 1,829.8
Foreign currency translation and other	11.9	2.7	14.6
Balance as of May 31, 2012	546.6	1,297.8	1,844.4
Foreign currency translation	-	0.2	0.2
Balance as of May 31, 2013	$ 546.6	$ 1,298.0	$ 1,844.6

As of May 31, 2013, $151.6 million of goodwill was tax deductible.

11. FINANCING ARRANGEMENTS

Mosaic Credit Facility

As of May 31, 2013, Mosaic and MOS Holdings are co-borrowers under an unsecured five-year revolving credit facility of up to $750 million (the "***Mosaic Credit Facility***"), which is intended to serve as our primary senior unsecured bank credit facility to meet the combined liquidity needs of all of our business segments. The maturity date of the Mosaic Credit Facility is April 26, 2016.

The obligations under the Mosaic Credit Facility are guaranteed by our subsidiaries which own and operate our domestic distribution activities, domestic phosphate rock mines and concentrated phosphates production facilities, our Carlsbad, New Mexico potash mine, and our potash mines at Belle Plaine and Colonsay, Saskatchewan, Canada. The Mosaic Credit Facility has cross-default provisions that, in general, provide that a failure to pay principal or interest under any one item of other indebtedness in excess of $50 million or $75 million for multiple items of other indebtedness, or breach or default under such indebtedness that permits the holders thereof to accelerate the maturity thereof, will result in a cross-default.

The Mosaic Credit Facility requires Mosaic to maintain certain financial ratios, including a maximum ratio of Total Debt to EBITDA (as defined) of 3.0 to 1.0 as well as a minimum Interest Coverage Ratio (as defined) of not less than 3.5 to 1.0.

The Mosaic Credit Facility also contains other events of default and covenants that limit various matters. These events of default include limitations on indebtedness, liens, investments and acquisitions (other than capital expenditures), certain mergers, certain asset sales of the borrowers and the guarantors and other matters customary for credit facilities of this nature.

Short-Term Debt

Short-term debt consists of the revolving credit facility under the Mosaic Credit Facility, under which there were no borrowings as of May 31, 2013 and 2012, and various other short-term borrowings related to our international distribution activities. These short-term borrowings outstanding were $68.7 million as of May 31, 2013, are denominated in various currencies and bear interest at rates between 0.45% and 20.5% and mature at various dates.

We had outstanding letters of credit that utilized a portion of the amount available for revolving loans under the Mosaic Credit Facility of $12.7 million and $20.1 million as of May 31, 2013 and 2012, respectively. The net available borrowings for revolving loans under the Mosaic Credit Facility as of May 31, 2013 and 2012 were approximately $737.3 million and $729.9 million, respectively. Unused commitment fees under the Mosaic Credit Facility accrued at an annual rate of 0.20% in fiscal 2013 and 0.21% in fiscal 2012, generating expenses of $1.5 million and $1.6 million, respectively.

We had additional outstanding letters of credit of $9.0 million as of May 31, 2013.

Long-Term Debt, including Current Maturities

We have senior notes outstanding, consisting of $450 million aggregate principal amount of 3.750% senior notes due 2021 and $300 million aggregate principal amount of 4.875% Senior Notes due 2041 (collectively, the "***Senior Notes***").

The Senior Notes are Mosaic's senior unsecured obligations and rank equally in right of payment with Mosaic's existing and future senior unsecured indebtedness. The indenture governing the Senior Notes contains restrictive covenants limiting debt secured by liens, sale and leaseback transactions and mergers, consolidations and sales of substantially all assets as well as other events of default.

Two debentures, issued by Mosaic Global Holdings, Inc., one of our consolidated subsidiaries, the first due in 2018 (the "***2018 Debentures***") and the second due in 2028 (the "***2028 Debentures***") remain outstanding with amounts of $89.0 million and $147.1 million, respectively, as of May 31, 2013. The indentures governing the 2018 Debentures and the 2028 Debentures also contain restrictive covenants limiting debt secured by liens, sale and leaseback transactions and mergers, consolidations and sales of substantially all assets as well as events of default. The obligations under the 2018 Debentures and the 2028 Debentures are guaranteed by several of the Company's subsidiaries.

Long-term debt primarily consists of term loans, industrial revenue bonds, secured notes, unsecured notes, and unsecured debentures. Long-term debt as of May 31, 2013 and 2012, respectively, consisted of the following:

(in millions)	May 31, 2013 Stated Interest Rate	May 31, 2013 Effective Interest Rate	Maturity Date	May 31, 2013 Stated Value	Combination Fair Market Value Adjustment	Discount on Notes Issuance	May 31, 2013 Carrying Value	May 31, 2012 Stated Value	Combination Fair Market Value Adjustment	Discount on Notes Issuance	May 31, 2012 Carrying Value
Industrial revenue and recovery zone bonds	1.53%	1.53%	2040	$ 17.4	$ -	$ -	$ 17.4	$ 17.6	$ -	$ -	$ 17.6
Unsecured notes	3.75% - 4.88%	4.30%	2021 - 2041	750.0	-	(7.4)	742.6	750.0	-	(8.1)	741.9
Unsecured debentures	7.30% - 7.38%	7.08%	2018 - 2028	236.1	3.3	-	239.4	236.1	3.7	-	239.8
Other	5.50% - 9.00%	7.70%	2014 - 2017	11.1	-	-	11.1	11.2	-	-	11.2
Total long-term debt				1,014.6	3.3	(7.4)	1,010.5	1,014.9	3.7	(8.1)	1,010.5
Less current portion				1.3	0.3	(0.7)	0.9	0.9	0.3	(0.7)	0.5
Total long-term debt, less current maturities				$ 1,013.3	$ 3.0	(6.7)	$ 1,009.6	$ 1,014.0	$ 3.4	(7.4)	$ 1,010.0

Scheduled maturities of long-term debt are as follows for the periods ending May 31:

(in millions)		
2014	$	0.9
2015		0.6
2016		7.0
2017		1.5
2018		-
Thereafter		1,000.5
Total	$	1,010.5

12. VARIABLE INTEREST ENTITIES

Mosaic is the primary beneficiary of and consolidates two variable interest entities (*"VIE's"*) within our Phosphates segment: PhosChem and South Fort Meade Partnership, L.P. (*"SFMP"*). We determine whether we are the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the purpose and design of the VIE, the risks that the VIE were designed to create and pass along to other entities, the activities of the VIE that could be directed and which entity could direct them, and the expected relative impact of those activities on the economic performance of the VIE. We assess our VIE determination with respect to an entity on an ongoing basis. We have not identified any additional VIEs in which we hold a significant interest.

PhosChem is an export association of United States phosphate producers that markets our phosphate products internationally. We, along with the other member, are, subject to certain conditions and exceptions, contractually obligated to reimburse PhosChem for our respective pro rata share of any operating expenses or other liabilities. PhosChem had net sales of $1.3 billion, $2.4 billion and $2.3 billion for the years ended May 31, 2013, 2012 and 2011, respectively, which are included in our consolidated net sales. PhosChem currently funds its operations through ongoing sales receipts.

We determined that, because we are PhosChem's exclusive export agent for the marketing, solicitation of orders and freighting of dry phosphatic materials, we have the power to direct the activities that most significantly impact PhosChem's economic performance. Because Mosaic accounts for the majority of sales volume marketed through PhosChem, we have the obligation to absorb losses or right to receive benefits that could be significant to PhosChem.

SFMP owns the mineable acres at our South Fort Meade phosphate mine. We have a long-term mineral lease with SFMP which, in general, expires on the earlier of: (i) December 31, 2025, or (ii) the date that we have completed mining and reclamation obligations associated with the leased property. In addition to lease payments, we pay SFMP a royalty on each tonne mined and shipped from the areas that we lease. SFMP had no external sales in fiscal 2013, 2012 and 2011.

We determined that, because we control the day-to-day mining decisions and are responsible for obtaining mining permits, we have the power to direct the activities that most significantly impact SFMP's economic performance. Because of our guaranteed rental and royalty payments to the partnership, we have the obligation to absorb losses or right to receive benefits that could potentially be significant to SFMP.

No additional financial or other support has been provided to these VIE's beyond what was previously contractually required during any periods presented. The carrying amounts and classification of assets and liabilities included in our Consolidated Balance Sheets for these consolidated entities are as follows:

(in millions)		**May 31, 2013**		**May 31, 2012**
Current assets	$	180.7	$	138.6
Noncurrent assets		46.9		49.4
Total assets	$	227.6	$	188.0
Current liabilities	$	5.4	$	39.6
Noncurrent liabilities		-		-
Total liabilities	$	5.4	$	39.6

13. INCOME TAXES

The provision for income taxes for the years ended May 31 consisted of the following:

(in millions)	2013	2012	2011
Current:			
Federal	$ 138.8	$ 314.5	$ 134.9
State	42.5	61.0	52.0
Non-U.S.	81.5	77.0	380.1
Total current	262.8	452.5	567.0
Deferred:			
Federal	(32.9)	7.4	99.2
State	(14.1)	9.0	7.0
Non-U.S.	125.2	242.5	79.6
Total deferred	78.2	258.9	185.8
Provision for income taxes	$ 341.0	$ 711.4	$ 752.8

The components of earnings from consolidated companies before income taxes, and the effects of significant adjustments to tax computed at the federal statutory rate, were as follows:

(in millions)	2013	2012	2011
United States earnings	$ 1,158.1	$ 1,412.7	$ 1,477.5
Non-U.S. earnings	1,056.4	1,216.2	1,793.8
Earnings from consolidated companies before income taxes	$ 2,214.5	$ 2,628.9	$ 3,271.3
Computed tax at the U.S. federal statutory rate of 35%	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	1.6%	1.6%	1.3%
Percentage depletion in excess of basis	(7.1%)	(6.6%)	(4.5%)
Impact of non-U.S. earnings	(10.2%)	(2.9%)	(7.5%)
Change in valuation allowance	(3.6%)	0.4%	0.5%
Other items (none in excess of 5% of computed tax)	(0.3%)	(0.4%)	(1.8%)
Effective tax rate	15.4%	27.1%	23.0%

The fiscal 2013 effective tax rate reflects a decrease of $179.3 million due to the resolution of certain tax matters which is included in the impact of non-U.S. earnings above.

The fiscal 2011 effective tax rate reflects a $116.2 million expense related to the sale of our investment in Fosfertil, and our Cubatão, Brazil, facility to Vale S.A. and its subsidiaries.

We have no intention of remitting certain undistributed earnings of non-U.S. subsidiaries aggregating $2.7 billion as of May 31, 2013, and accordingly, no deferred tax liability has been established relative to these earnings. The calculation of the unrecognized deferred tax liability related to these earnings is complex and is not practicable.

Significant components of our deferred tax liabilities and assets as of May 31 were as follows:

(in millions)		2013		2012
Deferred tax liabilities:				
Depreciation and amortization	$	956.2	$	761.6
Depletion		427.2		465.4
Partnership tax bases differences		104.0		105.4
Undistributed earnings of non-U.S. subsidiaries		215.8		215.8
Other liabilities		227.8		91.9
Total deferred tax liabilities	$	1,931.0	$	1,640.1
Deferred tax assets:				
Alternative minimum tax credit carryforwards	$	63.1	$	88.1
Capital loss carryforwards		6.9		7.1
Foreign tax credit carryforwards		528.0		529.7
Net operating loss carryforwards		158.6		168.8
Pension plans and other benefits		52.1		54.2
Asset retirement obligations		237.6		220.2
Other assets		218.2		190.3
Subtotal		1,264.5		1,258.4
Valuation allowance		93.6		180.2
Net deferred tax assets		1,170.9		1,078.2
Net deferred tax liabilities	$	(760.1)	$	(561.9)

We have certain entities that are taxed in both their local currency jurisdiction and the U.S. As a result, we have deferred tax balances for both jurisdictions. As of May 31, 2013 and 2012, these deferred taxes are offset by approximately $380.1 million and $377.8 million, respectively, of anticipated foreign tax credits included within our depreciation and depletion components of deferred tax liabilities above.

As of May 31, 2013, we had estimated carryforwards for tax purposes as follows: alternative minimum tax credits of $63.1 million, net operating losses of $457.7 million, capital losses of $18.9 million, and foreign tax credits of $528.0 million. These carryforward benefits may be subject to limitations imposed by the Internal Revenue Code and in certain cases provisions of foreign law. The alternative minimum tax credit carryforwards can be carried forward indefinitely. The majority of our net operating loss carryforwards relate to Brazil and can be carried forward indefinitely but are limited to 30 percent of taxable income each year. The foreign tax credits have an expiration date of calendar 2018. The realization of our foreign tax credit carryforwards could be impacted by market conditions, the resolution of uncertain tax positions, and other business decisions and outcomes. We will need certain types of taxable income totaling approximately $4 billion in the U.S. between calendar 2013 and calendar 2018 to fully utilize our foreign tax credit carryforwards.

Valuation Allowance

For fiscal 2013, the valuation allowance decreased $86.6 million primarily due to our determination that the valuation allowance against certain non-U.S. deferred tax assets recorded in prior fiscal years could be reduced. This valuation allowance reduction relates to a non-U.S. entity that is taxed in both the local jurisdiction and the U.S. As a result, the decrease in the valuation allowance is offset by the recognition of a corresponding U.S. deferred tax liability associated with the anticipated reduction in foreign tax credits and, therefore, did not impact our tax expense in 2013.

For fiscal 2012 and 2011, the valuation allowance decreased $29.0 million and increased $52.1 million, respectively.

In assessing the need for a valuation allowance, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of certain types of future taxable income during the periods in which those temporary differences become deductible. In making this assessment, we consider the scheduled reversal of deferred tax liabilities, our ability to carry back the deferred tax asset, projected future taxable income, and tax planning strategies.

Uncertain Tax Positions

As of May 31, 2013, we had $316.8 million of gross uncertain tax positions. If recognized, approximately $106.4 million of that amount would affect our effective tax rate in future periods. We recorded a gross decrease of $187.7 million associated with our non-U.S. subsidiaries due to the resolution of certain tax matters, of which $179.3 million impacted our effective tax rate. It is reasonably possible that the amount of gross unrecognized tax benefits will decrease in the next twelve months by approximately $30 million associated with our non-U.S. subsidiaries due to the expected resolution of a treaty-based process. The difference between the resolution's outcome and what we have recorded as an unrecognized tax benefit may result in an expense; however, an estimate of the impact to the effective tax rate cannot reasonably be made. It is expected that there will be additional changes to the amount of uncertain tax positions in the next twelve months; however, additional changes cannot reasonably be estimated.

	May 31,	
(in millions)	2013	2012
Gross unrecognized tax benefits, beginning of year	$ 476.9	$ 263.5
Gross increases:		
Prior year tax positions	7.7	103.1
Current year tax positions	36.6	146.9
Gross decreases:		
Prior year tax positions	(204.3)	(34.8)
Currency translation	(0.1)	(1.8)
Gross unrecognized tax benefits, end of year	$ 316.8	$ 476.9

We recognize interest and penalties related to unrecognized tax benefits as a component of our income tax expense. Interest and penalties accrued in our Consolidated Balance Sheets as of May 31, 2013 and May 31, 2012 are $53.8 million and $52.0 million, respectively, and are included in other noncurrent liabilities in the Consolidated Balance Sheets.

We operate in multiple tax jurisdictions, both within the United States and outside the United States, and face audits from various tax authorities regarding transfer pricing, deductibility of certain expenses, and intercompany transactions, as well as other matters. With few exceptions, we are no longer subject to examination for tax years prior to 2001.

We are currently under audit by the U.S. Internal Revenue Service for fiscal 2011 and 2012 and by the Canada Revenue Agency for fiscal 2001 to 2011. Based on the information available, we do not anticipate significant changes to our unrecognized tax benefits as a result of these examinations.

The Company has entered into a tax treaty-based process to resolve certain multi-jurisdictional uncertain income tax matters. An unfavorable resolution of those matters could impact our ability to utilize our foreign tax credit carryforward and affect the amount of undistributed earnings of non-U.S. subsidiaries for which we have not recognized a deferred tax liability.

During the second quarter of fiscal 2013, the Internal Revenue Service concluded its audit for fiscal 2009 and 2010.

14. ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

We recognize AROs in the period in which we have an existing legal obligation associated with the retirement of a tangible long-lived asset, and the amount of the liability can be reasonably estimated. The ARO is recognized at fair value when the liability is incurred with a corresponding increase in the carrying amount of the related long lived asset. We depreciate the tangible asset over its estimated useful life. Our legal obligations related to asset retirement require us to: (i) reclaim lands disturbed by mining as a condition to receive permits to mine phosphate ore reserves; (ii) treat low pH process water in phosphogypsum management systems (the "***Gypstacks***") to neutralize acidity; (iii) close and monitor Gypstacks at our Florida and Louisiana facilities at the end of their useful lives; (iv) remediate certain other conditional obligations; (v) remove all surface structures and equipment, plug and abandon mine shafts, contour and revegetate, as necessary, and monitor for five years after closing our Carlsbad, New Mexico facility and (vi) decommission facilities, manage tailings and execute site reclamation at our Saskatchewan potash mines at the end of their useful lives. The estimated liability for these legal obligations is based on the estimated cost to satisfy the above obligations which is discounted using a credit-adjusted risk-free rate.

A reconciliation of our AROs is as follows:

(in millions)	May 31, 2013	May 31, 2012
AROs, beginning of year	$ 600.3	$ 573.1
Liabilities incurred	38.7	27.8
Liabilities settled	(73.2)	(98.4)
Accretion expense	33.3	32.4
Revisions in estimated cash flows	59.4	65.4
AROs, end of year	658.5	600.3
Less current portion	83.5	87.0
	$ 575.0	$ 513.3

15. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to the impact of fluctuations in the relative value of currencies, the impact of fluctuations in the purchase prices of natural gas and ammonia consumed in operations, changes in freight costs as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our foreign currency risks and the effects of changing commodity and freight prices, but not for speculative purposes. Subsequent to May 31, 2013 we have entered into forward-starting interest rate swaps in anticipation of the future issuance of debt.

Foreign Currency Derivatives—We periodically enter into derivatives contracts in order to reduce our foreign currency exchange rate risk. We use forward contracts, zero-cost collars and futures, which typically expire within one year, to reduce the impact of foreign currency exchange risk in our cash flows, not the foreign currency volatility in our earnings. One of the primary currency exposures relates to several of our Canadian entities, whose sales are denominated in U.S. dollars, but whose costs are paid principally in Canadian dollars, which is their functional currency. Our Canadian businesses generally hedge a portion of the currency risk exposure on anticipated cash inflows and outflows. Depending on the underlying exposure, such derivatives can create additional earnings volatility because we do not use hedge accounting. We hedge certain of these risks through forward contracts and zero-cost collars. Our Brazilian operations enter into foreign currency futures traded on the Futures and Commodities Exchange—Brazil Mercantile & Futures Exchange—and also enter into forward contracts to hedge foreign currency risk. We hedge a portion of their currency risk exposure on anticipated cash inflows and outflows similar to the process in Canada. Our other foreign locations also use forward contracts to reduce foreign currency risk.

Commodity Derivatives—We enter into derivative contracts to reduce the risk of price fluctuation in the purchases of certain of our product inputs. Our commodity derivatives contracts primarily relate to purchases of natural gas. We use forward purchase contracts, swaps, and three-way collars to reduce these risks. The use of these financial instruments reduces the exposure of these risks with the intent to reduce our risk and variability.

Freight Derivatives—We enter into derivative contracts to reduce the risk of price fluctuation in the purchases of our freight. We use forward freight agreements to reduce the risk and variability of related price changes in freight. The use of these financial instruments reduces the exposure of these risks with the intent to reduce our risk and variability.

For additional disclosures about fair value measurement of derivative instruments, see Note 16 of our Notes to Consolidated Financial Statements.

As of May 31, 2013, the following is the total absolute notional volume associated with our outstanding derivative instruments:

Instrument (in millions of Units)	Derivative Category	Unit of Measure	May 31, 2013	May 31, 2012
Foreign currency derivatives	Foreign Currency	US Dollars	1,459.7	1,869.2
Natural gas derivatives	Commodity	MMbtu	15.2	24.3
Ocean freight contracts	Freight	Tonnes	1.5	2.1

We do not apply hedge accounting treatments to our foreign currency exchange contracts, commodities contracts, or freight contracts. Unrealized gains and (losses) on foreign currency exchange contracts used to hedge cash flows related to the production of our product are included in cost of goods sold in the Consolidated Statements of Earnings. Unrealized gains and (losses) on commodities contracts and certain forward freight agreements are also recorded in cost of goods sold in the Consolidated Statements of Earnings. Unrealized gains or (losses) on foreign currency exchange contracts used to hedge cash flows that are not related to the production of our products are included in the foreign currency transaction loss line in the Consolidated Statements of Earnings. Below is a table that shows the unrealized gains and (losses) on derivative instruments related to foreign currency exchange contracts, commodities contracts, and freight:

(in millions) Derivative Instrument	Location	Gain (loss) Years ended May 31, 2013	2012	2011
Foreign currency derivatives	Cost of goods sold	$ (1.6)	$ (23.9)	$ 6.8
Foreign currency derivatives	Foreign currency transaction gain	(13.8)	(4.0)	7.9
Commodity derivatives	Cost of goods sold	16.1	(16.0)	8.3
Freight derivatives	Cost of goods sold	0.7	(2.0)	(2.0)

The gross fair market value of all derivative instruments and their location in our Consolidated Balance Sheet are shown by those in an asset or liability position and are further categorized by foreign currency, commodity, and freight derivatives.

(in millions)	Asset Derivatives[a]		Liability Derivatives[a]	
Derivative Instrument	Location	May 31, 2013	Location	May 31, 2013
Foreign currency derivatives	Other current assets	$ 10.7	Accrued liabilities	$ (38.6)
Commodity derivatives	Other current assets	4.8	Accrued liabilities	(6.1)
Commodity derivatives	Other assets	0.2	Other noncurrent liabilities	-
Freight derivatives	Other current assets	1.7	Accrued liabilities	(0.4)
Total		$ 17.4		$ (45.1)

(in millions)	Asset Derivatives[a]		Liability Derivatives[a]	
Derivative Instrument	Location	May 31, 2012	Location	May 31, 2012
Foreign currency derivatives	Other current assets	$ 23.8	Accrued liabilities	$ (36.7)
Commodity derivatives	Other current assets	5.8	Accrued liabilities	(15.2)
Commodity derivatives	Other assets	-	Other noncurrent liabilities	(8.3)
Freight derivatives	Other current assets	1.1	Accrued liabilities	(0.5)
Total		$ 30.7		$ (60.7)

(a) In accordance with U.S. GAAP the above amounts are disclosed at gross fair value and the amounts recorded on the Consolidated Balance Sheet are presented on a net basis when permitted.

Credit-Risk-Related Contingent Features

Certain of our derivative instruments contain provisions that require us to post collateral. These provisions also state that if our debt were to be rated below investment grade, certain counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on May 31, 2013 and 2012 was $40.4 million and $59.7 million, respectively. We have not posted cash collateral in the normal course of business associated with these contracts. If the credit-risk-related contingent features underlying these agreements were triggered on May 31, 2013, we would be required to post an additional $39.7 million of collateral assets, which are either cash or U.S. Treasury instruments, to the counterparties.

Counterparty Credit Risk

We enter into foreign exchange and certain commodity derivatives, primarily with a diversified group of highly rated counterparties. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. While we may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. We closely monitor the credit risk associated with our counterparties and customers and to date have not experienced material losses.

16. FAIR VALUE MEASUREMENTS

We determine the fair market values of our derivative contracts and certain other assets based on the fair value hierarchy described below, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels within its hierarchy that may be used to measure fair value.

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3: Values generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Assets and Liabilities Measured at Fair Value

The following table presents assets and liabilities included in our Consolidated Balance Sheets that are recognized at fair value on a recurring basis, and indicates the fair value hierarchy utilized to determine such fair value. The assets and liabilities are classified in their entirety based on the lowest level of input that is a significant component of the fair value measurement. The lowest level of input is considered Level 3. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the classification of fair value assets and liabilities within the fair value hierarchy levels.

(in millions)	May 31, 2013			
	Total	Level 1	Level 2	Level 3
Assets				
Foreign currency derivatives	$ 10.7	$ 8.7	$ 2.0	$ -
Commodity derivatives	5.0	-	5.0	-
Freight derivatives	1.7	-	-	1.7
Total assets at fair value	$ 17.4	$ 8.7	$ 7.0	$ 1.7
Liabilities				
Foreign currency derivatives	$ 38.6	$ 4.3	$ 34.3	$ -
Commodity derivatives	6.1	-	6.1	-
Freight derivatives	0.4	-	-	0.4
Total liabilities at fair value	$ 45.1	$ 4.3	$ 40.4	$ 0.4

(in millions)	May 31, 2012			
	Total	Level 1	Level 2	Level 3
Assets				
Foreign currency derivatives	$ 23.8	$ 20.1	$ 3.7	$ -
Commodity derivatives	5.8	0.4	5.4	-
Freight derivatives	1.1	-	-	1.1
Total assets at fair value	$ 30.7	$ 20.5	$ 9.1	$ 1.1
Liabilities				
Foreign currency derivatives	$ 36.7	$ 0.3	$ 36.4	$ -
Commodity derivatives	23.5	-	23.5	-
Freight derivatives	0.5	-	-	0.5
Total liabilities at fair value	$ 60.7	$ 0.3	$ 59.9	$ 0.5

Following is a summary of the valuation techniques for assets and liabilities recorded in our Consolidated Balance Sheets at fair value on a recurring basis:

Foreign Currency Derivatives—The foreign currency derivative instruments that we currently use are forward contracts, zero-cost collars, and futures, which typically expire within one year. Valuations are based on exchange-quoted prices, which are classified as Level 1. Some of the valuations are adjusted by a forward yield curve or interest rates. In such cases, these derivative contracts are classified within Level 2. Changes in the fair market values of these contracts are recognized in the Consolidated Financial Statements as a component of cost of goods sold or foreign currency transaction (gain) loss.

Commodity Derivatives—The commodity contracts primarily relate to natural gas. The commodity derivative instruments that we currently use are forward purchase contracts, swaps, and three-way collars. The natural gas contracts settle using NYMEX futures or AECO price indexes, which represent fair value at any given time. The contracts' maturities are for future months and settlements are scheduled to coincide with anticipated gas purchases during those future periods. Quoted market prices from NYMEX and AECO are used to determine the fair value of these instruments. These market prices are adjusted by a forward yield curve and are classified within Level 2. Changes in the fair market values of these contracts are recognized in the Consolidated Financial Statements as a component of cost of goods sold.

Freight Derivatives—The freight derivatives that we currently use are forward freight agreements. We estimate fair market values based on exchange-quoted prices, adjusted for differences in local markets. These differences are generally valued using inputs from broker quotations. Therefore, these contracts are classified in Level 2. Certain ocean freight derivatives are traded in less active markets with less availability of pricing information and require internally-developed inputs that might not be observable in or corroborated by the market. These contracts are classified within Level 3. Changes in the fair market values of these contracts are recognized in the Consolidated Financial Statements as a component of cost of goods sold.

Financial Instruments

The carrying amounts and estimated fair values of our financial instruments are as follows:

	May 31,			
	2013		2012	
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 3,697.1	$ 3,697.1	$ 3,811.0	$ 3,811.0
Accounts receivable	1,015.7	1,015.7	751.6	751.6
Accounts payable trade	763.1	763.1	912.4	912.4
Short-term debt	68.7	68.7	42.5	42.5
Long-term debt, including current portion	1,010.5	1,093.3	1,010.5	1,116.9

For cash and cash equivalents, accounts receivable, accounts payable and short-term debt, the carrying amount approximates fair value because of the short-term maturity of those instruments. The fair value of long-term debt is estimated using quoted market prices for the publicly registered notes and debentures, classified as Level 1 and Level 2, respectively, within the fair value hierarchy, depending on the market liquidity of the debt.

17. GUARANTEES AND INDEMNITIES

We enter into various contracts that include indemnification and guarantee provisions as a routine part of our business activities. Examples of these contracts include asset purchase and sale agreements, surety bonds, financial assurances to regulatory agencies in connection with reclamation and closure obligations, commodity sale and purchase agreements, and other types of contractual agreements with vendors and other third parties. These agreements indemnify counterparties for matters such as reclamation and closure obligations, tax liabilities, environmental liabilities, litigation and other matters, as well as breaches by Mosaic of representations, warranties and covenants set forth in these agreements. In many cases, we are essentially guaranteeing our own performance, in which case the guarantees do not fall within the scope of the accounting and disclosures requirements under U.S. GAAP.

Our more significant guarantees and indemnities are as follows:

Guarantees to Brazilian Financial Parties. From time to time, we issue guarantees to financial parties in Brazil for certain amounts owed the institutions by certain customers of Mosaic. The guarantees are for all or part of the customers' obligations. In the event that the customers default on their payments to the institutions and we would be required to perform under the guarantees, we have in most instances obtained collateral from the customers. We monitor the nonperformance risk of the counterparties and have noted no material concerns regarding their ability to perform on their obligations. The guarantees generally have a one-year term, but may extend up to two years or longer depending on the crop cycle, and we expect to renew many of these guarantees on a rolling twelve-month basis. As of May 31, 2013, we have estimated the maximum potential future payment under the guarantees to be $35.0 million. The fair value of our guarantees is immaterial to the Consolidated Financial Statements as of May 31, 2013 and May 31, 2012.

Other Indemnities. Our maximum potential exposure under other indemnification arrangements can range from a specified dollar amount to an unlimited amount, depending on the nature of the transaction. Total maximum potential exposure under these indemnification arrangements is not estimable due to uncertainty as to whether claims will be made or how they will be resolved. We do not believe that we will be required to make any material payments under these indemnity provisions.

Because many of the guarantees and indemnities we issue to third parties do not limit the amount or duration of our obligations to perform under them, there exists a risk that we may have obligations in excess of the amounts described above. For those guarantees and indemnities that do not limit our liability exposure, we may not be able to estimate what our liability would be until a claim is made for payment or performance due to the contingent nature of these arrangements. See Note 2 of our Notes to Consolidated Financial Statements for additional information for indemnification provisions related to the Cargill Transaction .

18. PENSION PLANS AND OTHER BENEFITS

We sponsor pension and postretirement benefits through a variety of plans including defined benefit plans, defined contribution plans, and postretirement benefit plans in North America and certain of our international locations. In addition, we are a participating employer in a Cargill defined benefit pension plan. We reserve the right to amend, modify, or terminate the Mosaic sponsored plans at any time, subject to provisions of the Employee Retirement Income Security Act of 1974 ("***ERISA***"), prior agreements and our collective bargaining agreements.

In accordance with the merger and contribution agreement related to the Combination, pension and other postretirement benefit liabilities for certain of the former CCN employees were not transferred to us. Prior to the Combination, Cargill was the sponsor of the benefit plans for CCN employees and therefore, no assets or liabilities were transferred to us. These former CCN employees remain eligible for pension and postretirement benefits under Cargill's plans. Cargill incurs the associated costs and then charges them to us. The amount that Cargill may charge to us for such pension costs may not exceed $2.0 million per year or $19.2 million in the aggregate. As of May 31, 2013, the aggregate amount remaining under this agreement that may be charged to us is $4.9 million. This cap does not apply to the costs associated with certain active union participants who formerly earned service under Cargill's pension plan. This agreement remains in place subsequent to the Cargill Transaction described in Note 2 of our Notes to Consolidated Financial Statements.

Costs charged to us for the former CCN employees' pension expense were $3.3 million for fiscal 2013 and $3.6 million and $2.9 million for fiscal 2012 and 2011, respectively.

Defined Benefit Plans

We sponsor two defined benefit pension plans in the U.S. and four plans in Canada. We assumed these plans from IMC on the date of the Combination. Benefits are based on different combinations of years of service and compensation levels, depending on the plan. The U.S. salaried and non-union hourly plan provides benefits to employees who were IMC employees prior to January 1998. In addition, the plan, as amended, accrues no further benefits for plan participants, effective March 2003. The U.S. union pension plan provides benefits to union employees. Certain U.S. union employees were given the option and elected to participate in a defined contribution retirement plan in January 2004, in which case their benefits were frozen under the U.S. union pension plan. Other represented employees with certain unions hired on or after June 2003 are not eligible to participate in the U.S. union pension plan. The Canadian pension plans consist of two plans for salaried and non-union hourly employees, which are closed to new members, and two plans for union employees.

Generally, contributions to the U.S. plans are made to meet minimum funding requirements of ERISA, while contributions to Canadian plans are made in accordance with Pension Benefits Acts instituted by the provinces of Saskatchewan and Ontario. Certain employees in the U.S. and Canada, whose pension benefits exceed Internal Revenue Code and Canada Revenue Agency limitations, respectively, are covered by supplementary non-qualified, unfunded pension plans.

Postretirement Medical Benefit Plans

We provide certain health care benefit plans for certain retired employees ("***Retiree Health Plans***") which may be either contributory or non-contributory and contain certain other cost-sharing features such as deductibles and coinsurance. The Retiree Health Plans are unfunded.

The U.S. retiree medical program for certain salaried and non-union retirees age 65 and over was terminated effective January 1, 2004. The retiree medical program for salaried and non-union hourly retirees under age 65 will end at age 65. The retiree medical program for certain active salaried and non-union hourly employees was terminated effective April 1, 2003. Coverage changes and termination of certain post-65 retiree medical benefits also were effective April 1, 2003. We also provide retiree medical benefits to union hourly employees. Pursuant to a collective bargaining agreement, certain represented employees hired after June 2003 are not eligible to participate in the retiree medical program. Retiree medical benefits were eliminated for certain active union employees.

Canadian postretirement medical plans are available to retired salaried employees. Under our Canadian postretirement medical plans, all Canadian active salaried employees are eligible for coverage upon retirement. There are no retiree medical benefits available for Canadian union hourly employees.

Our U.S. retiree medical program provides a benefit to our U.S. retirees that is at least actuarially equivalent to the benefit provided by the *Medicare Prescription Drug, Improvement and Modernization Act of 2003* (Medicare Part D). Because our plan is more generous than Medicare Part D, it is considered at least actuarially equivalent to Medicare Part D and the U.S. government provides a subsidy to the Company.

Accounting for Pension and Postretirement Plans

The year-end status of the North American plans was as follows:

(in millions)	Pension Plans		Postretirement Benefit Plans	
	2013	2012	2013	2012
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$ 743.3	$ 694.3	$ 59.9	$ 60.1
Service cost	6.5	5.6	0.6	0.3
Interest cost	32.6	34.5	2.3	2.6
Plan amendments	15.3	-	-	-
Actuarial loss	26.9	59.3	0.6	4.0
Currency fluctuations	(0.4)	(15.5)	-	(0.9)
Employee contribution	-	-	0.1	0.1
Benefits paid	(35.6)	(34.9)	(5.6)	(6.3)
Projected benefit obligation at end of year	$ 788.6	$ 743.3	$ 57.9	$ 59.9
Change in plan assets:				
Fair value at beginning of year	$ 654.4	$ 630.0	$ -	$ -
Currency fluctuations	(0.3)	(12.9)	-	-
Actual return	53.9	45.4	-	-
Company contribution	35.2	26.8	5.5	6.2
Employee contribution	-	-	0.1	0.1
Benefits paid	(35.6)	(34.9)	(5.6)	(6.3)
Fair value at end of year	$ 707.6	$ 654.4	$ -	$ -
Funded status of the plans as of May 31	$ (81.0)	$ (88.9)	$ (57.9)	$ (59.9)
Amounts recognized in the consolidated balance sheets:				
Noncurrent assets	$ 6.4	$ -	$ -	$ -
Current liabilities	(0.6)	(0.6)	(5.9)	(6.3)
Noncurrent liabilities	(86.8)	(88.3)	(52.0)	(53.6)
Amounts recognized in accumulated other comprehensive (income) loss				
Prior service costs (credits)	$ 27.1	$ 13.2	$ (3.2)	$ (4.9)
Actuarial (gain)/loss	125.4	131.3	(7.0)	(8.9)

The accumulated benefit obligation for the defined benefit pension plans was $782.5 million and $736.2 million as of May 31, 2013 and 2012, respectively.

The components of net annual periodic benefit costs and other amounts recognized in other comprehensive income include the following components:

(in millions)	Pension Plans			Postretirement Benefit Plans		
Net Periodic Benefit Cost	2013	2012	2011	2013	2012	2011
Service cost	$ 6.5	$ 5.6	$ 5.0	$ 0.6	$ 0.3	$ 0.4
Interest cost	32.6	34.5	36.2	2.3	2.6	3.1
Expected return on plan assets	(37.3)	(35.8)	(38.0)	-	-	-
Amortization of:						
Prior service cost/(credit)	1.3	1.3	0.9	(1.7)	(1.7)	(2.3)
Actuarial (gain)/loss	16.1	13.4	7.4	(1.3)	(1.8)	(0.7)
Net periodic benefit (income) cost	$ 19.2	$ 19.0	$ 11.5	$ (0.1)	$ (0.6)	$ 0.5
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income						
Prior service cost (credit) recognized in other comprehensive income	$ 14.1	$ (1.3)	$ 4.9	$ 1.7	$ 1.7	$ 2.3
Net actuarial loss (gain) recognized in other comprehensive income	(5.9)	36.3	(26.7)	1.9	5.8	(38.0)
Total recognized in other comprehensive income	$ 8.2	$ 35.0	$ (21.8)	$ 3.6	$ 7.5	$ (35.7)
Total recognized in net periodic benefit (income) cost and other comprehensive income	$ 27.4	$ 54.0	$ (10.3)	$ 3.5	$ 6.9	$ (35.2)

The estimated net actuarial gain (loss) and prior service cost for the pension plans and postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in fiscal 2014 is $7.0 million and $(2.6) million, respectively.

The following estimated benefit payments, which reflect estimated future service are expected to be paid by the related plans in the fiscal years ending May 31:

(in millions)	Pension Plans Benefit Payments	Other Postretirement Plans Benefit Payments	Medicare Part D Adjustments
2014	$ 39.7	$ 5.9	$ 0.5
2015	40.7	5.8	0.5
2016	42.4	5.6	0.5
2017	43.7	5.4	0.5
2018	45.1	4.9	0.4
2019-2023	246.3	17.4	1.6

In fiscal 2014, we need to contribute cash of at least $65.8 million to the pension plans to meet minimum funding requirements. Also in fiscal 2014, we anticipate contributing cash of $5.9 million to the postretirement medical benefit plans to fund anticipated benefit payments.

Plan Assets and Investment Strategies

The Company's overall investment strategy is to obtain sufficient return and provide adequate liquidity to meet the benefit obligations of our pension plans. Investments are made in public securities to ensure adequate liquidity to support benefit payments. Domestic and international stocks and bonds provide diversification to the portfolio. Our pension plan weighted-average asset allocations at May 31, 2013 and 2012 and the target by asset class are as follows:

US Pension Plan Assets	2013 Target	Plan Assets as of May 31, 2013	2012 Target	Plan Assets as of May 31, 2012
Asset Category				
U.S. equity securities	12%	13%	12%	11%
Non-U.S. equity securities	7%	7%	7%	6%
Real estate	3%	4%	3%	4%
Fixed income	75%	74%	75%	77%
Private equity	3%	1%	3%	2%
Other	0%	1%	0%	0%
Total	100%	100%	100%	100%

Canadian Pension Plan Assets	2013 Target	Plan Assets as of May 31, 2013	2012 Target	Plan Assets as of May 31, 2012
Asset Category				
Canadian equity securities	22%	20%	22%	21%
U.S. equity securities	23%	21%	24%	22%
Non-U.S. equity securities	15%	14%	15%	14%
Fixed income	40%	37%	30%	38%
Private equity	0%	2%	9%	3%
Other	0%	6%	0%	2%
Total	100%	100%	100%	100%

For the U.S. plans, we utilize an asset allocation policy that seeks to maintain a fully-funded plan status under the Pension Protection Act (PPA) of 2006. As such, the primary investment objective beyond accumulating sufficient assets to meet future benefit obligation is to monitor and manage the liabilities of the plan to better insulate the portfolio from changes in interest rates that are impacting the liabilities. This requires an interest rate management strategy to reduce the sensitivity in the plan's funded status and having a portion of the Plan's assets invested in return-seeking strategies. Currently, our policy includes a 75% allocation to fixed income and 25% to return-seeking strategies. The U.S. pension plans' benchmark of the return-seeking strategies is currently comprised of the following indices and their respective weightings: 23% Russell 1000, 19% Russell 1000 Defensive, 8% Russell 2500, 24% MSCI EAFE Net, 4% MSCI EM Net, 16% NFI-ODCE-EQ and 6% Private Equity. The benchmark for the fixed income strategies are comprised of 19% Barclays Long Gov/Credit and 81% Barclays-Russell LDI benchmarks of various durations.

For the Canadian pension plan the investment objectives for the pension plans' assets are as follows: (i) achieve a nominal annualized rate of return equal to or greater than the actuarially assumed investment return over ten to twenty-year periods; (ii) achieve an annualized rate of return of the Consumer Price Index plus 5% over ten to twenty-year periods; (iii) realize annual, three and five-year annualized rates of return consistent with or in excess of specific respective market benchmarks at the individual asset class level; and (iv) achieve an overall return on the pension plans' assets consistent with or in excess of the total fund benchmark, which is a hybrid benchmark customized to reflect the trusts' asset allocation and performance objectives. The Canadian pension plans' benchmark is currently comprised of the following indices and their respective weightings: 21% S&P/TSX 300, 22% Russell 1000, 14% MSCI EAFE ND, 39% DEX Bond Universe, and 4% Private Equity.

In 2011, the Company completed an asset/liability study for the Canadian pension plans in an effort to select an appropriate asset allocation that will assess the potential impacts on funding. These studies resulted in the Company selecting an asset allocation policy that seeks to maintain an appropriate allocation to return seeking assets and an interest rate management strategy. This new policy is reflected in our 2013 target asset allocations above and in our assumed long term rate of return for our Canadian plans, and is nearing full implementation.

A significant amount of the assets are invested in funds that are managed by a group of professional investment managers. These funds are mainly commingled funds. Performance is reviewed by management monthly by comparing the funds' return to benchmark with an in depth quarterly review presented to the Pension Investment Committee. We do not have any significant concentrations of credit risk or industry sectors within the plan assets. Assets may be indirectly invested in Mosaic stock, but any risk related to this investment would be immaterial due to the insignificant percentage of the total pension assets that would be invested in Mosaic stock.

Fair Value Measurements of Plan Assets

The following tables provide fair value measurement, by asset class of the Company's defined benefit plan assets for both the U.S. and Canadian plans (see Note 17 for a description of the fair value hierarchy methodology):

(in millions)	May 31, 2013			
U.S. Pension Plan Assets	**Total**	**Level 1**	**Level 2**	**Level 3**
Asset Category				
Cash	$ 1.5	$ 1.5	$ -	$ -
Equity securities:				
U.S.	53.9	-	53.9	-
International	31.0	-	31.0	-
Real estate	17.0	-	-	17.0
Fixed income[(a)]	319.5	-	319.5	-
Private equity funds[(b)]	6.4	-	-	6.4
Total assets at fair value	$ 429.3	$ 1.5	$ 404.4	$ 23.4

(in millions)	May 31, 2012			
U.S. Pension Plan Assets	**Total**	**Level 1**	**Level 2**	**Level 3**
Asset Category				
Equity securities:				
U.S.	$ 44.6	$ -	$ 44.6	$ -
International	24.4	-	24.4	-
Real estate	15.6	-	-	15.6
Fixed income[(a)]	323.0	-	323.0	-
Private equity funds[(b)]	8.2	-	-	8.2
Total assets at fair value	$ 415.8	$ -	$ 392.0	$ 23.8

(a) This class includes several funds that are invested approximately 17% in U.S. federal government debt securities, 10% in other governmental securities, 5% in foreign entity debt securities and 68% in corporate debt securities.

(b) This class includes several private equity funds that invest in U.S. and European corporations and financial institutions.

(in millions)	May 31, 2013			
Canadian Pension Plan Assets	**Total**	**Level 1**	**Level 2**	**Level 3**
Asset Category				
Cash	$ 14.1	$ 14.1	$ -	$ -
Equity securities:				
Canadian	56.8	-	56.8	-
U.S.	59.0	-	59.0	-
Non-U.S. international	38.6	-	38.6	-
Fixed income[(a)]	103.9	-	103.9	-
Private equity funds[(b)]	5.9	-	-	5.9
Total assets at fair value	$ 278.3	$ 14.1	$ 258.3	$ 5.9

(in millions)	May 31, 2012			
Canadian Pension Plan Assets	**Total**	**Level 1**	**Level 2**	**Level 3**
Asset Category				
Cash	$ 5.9	$ 5.9	$ -	$ -
Equity securities:				
Canadian	50.0	-	50.0	-
U.S.	51.9	-	51.9	-
Non-U.S. international	33.9	-	33.9	-
Fixed income[(a)]	90.3	-	90.3	-
Private equity funds[(b)]	6.6	-	-	6.6
Total assets at fair value	$ 238.6	$ 5.9	$ 226.1	$ 6.6

(a) This class consists of a fund that invests approximately 38% in Canadian federal government debt securities, 16% in Canadian provincial government securities, 28% in Canadian corporate debt securities and 15% in foreign entity debt securities and 3% other.

(b) This class includes several private equity funds that invest in U.S. and international corporations.

Equity securities and fixed income investments for both the U.S and Canadian plans are held in common/collective funds valued at the net asset value (NAV) as determined by the fund managers, and generally have daily liquidity. NAV is based on the fair value of the underlying assets owned by the funds, less liabilities, and divided by the number of units outstanding. Private equity funds and real estate equity securities are valued at NAV as determined by the fund manager and have liquidity restrictions based on the nature of the underlying investments.

The following table provides a reconciliation of our plan assets measured at fair value using significant unobservable inputs (Level 3) for the year ended May 31, 2013:

(in millions)	U.S Pension Assets	Canadian Pension Assets
Balance as of June 1, 2011	$ 22.8	$ 7.2
Net realized and unrealized gains	1.6	0.7
Purchases, issuances, settlements, net	(0.6)	(1.3)
Balance as of May 31, 2012	23.8	6.6
Net realized and unrealized gains	0.4	0.7
Purchases, issuances, settlements, net	(0.8)	(1.4)
Balance as of May 31, 2013	$ 23.4	$ 5.9

Rates and Assumptions

The approach used to develop the discount rate for the pension and postretirement plans is commonly referred to as the yield curve approach. Under this approach, we use a hypothetical curve formed by the average yields of available corporate bonds rated AA and above and match it against the projected benefit payment stream. Each category of cash flow of the projected benefit payment stream is discounted back using the respective interest rate on the yield curve. Using the present value of projected benefit payments, a weighted-average discount rate is derived.

The approach used to develop the expected long-term rate of return on plan assets combines an analysis of historical performance, the drivers of investment performance by asset class, and current economic fundamentals. For returns, we utilized a building block approach starting with inflation expectations and added an expected real return to arrive at a long-term nominal expected return for each asset class. Long-term expected real returns are derived in the context of future expectations of the U.S. Treasury real yield curve.

Weighted average assumptions used to determine benefit obligations were as follows:

	Pension Plans			Postretirement Benefit Plans		
	2013	2012	2011	2013	2012	2011
Discount rate	4.25%	4.44%	5.13%	3.77%	3.92%	4.54%
Expected return on plan assets	6.13%	6.29%	6.87%	-	-	-
Rate of compensation increase	4.00%	4.00%	4.00%	-	-	-

Weighted-average assumptions used to determine net benefit cost were as follows:

	Pension Plans			Postretirement Benefit Plans		
	2013	2012	2011	2013	2012	2011
Discount rate	4.44%	5.13%	5.61%	3.92%	4.54%	5.71%
Expected return on plan assets	6.29%	6.87%	6.92%	-	-	-
Rate of compensation increase	4.00%	4.00%	4.00%	-	-	-

Assumed health care trend rates used to measure the expected cost of benefits covered by the plans were as follows:

	2013	2012	2011
Health care cost trend rate assumption for the next fiscal year	7.75%	8.00%	8.50%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.50%	5.50%	5.50%
Fiscal year that the rate reaches the ultimate trend rate	2019	2019	2015

Assumed health care cost trend rates have an effect on the amounts reported. For the health care plans a one-percentage-point change in the assumed health care cost trend rate would have the following effect:

	2013		2012		2011	
(in millions)	One Percentage Point Increase	One Percentage Point Decrease	One Percentage Point Increase	One Percentage Point Decrease	One Percentage Point Increase	One Percentage Point Decrease
Total service and interest cost	$ 0.1	(0.1)	$ 0.2	(0.1)	$ 0.1	$ (0.1)
Postretirement benefit obligation	2.7	(2.3)	2.7	(2.3)	2.5	(2.5)

Defined Contribution Plans

The Mosaic Investment Plan ("***Investment Plan***") permits eligible salaried and nonunion hourly employees to defer a portion of their compensation through payroll deductions and provides matching contributions. We match 100% of the first 3% of the participant's contributed pay plus 50% of the next 3% of the participant's contributed pay to the Investment Plan, subject to Internal Revenue Service limits. Participant contributions, matching contributions, and the related earnings immediately vest. The Investment Plan also provides an annual non-elective employer contribution feature for eligible salaried and non-union hourly employees based on the employee's age and eligible pay. Participants are generally vested in the non-elective employer contributions after three years of service. In addition, a discretionary feature of the plan allows the Company to make additional contributions to employees.

The Mosaic Union Savings Plan ("***Savings Plan***") was established pursuant to collective bargaining agreements with certain unions. Mosaic makes contributions to the defined contribution retirement plan based on the collective bargaining agreements. The Savings Plan is the primary retirement vehicle for newly hired employees covered by certain collective bargaining agreements.

The expense attributable to the Investment Plan and Savings Plan was $34.5 million, $30.0 million and $28.5 million in fiscal 2013, 2012 and 2011, respectively.

Canadian salaried and non-union hourly employees participate in an employer funded plan with employer contributions similar to the U.S. plan. The plan provides a profit sharing component which is paid each year. We also sponsor one mandatory union plan in Canada. Benefits in these plans vest after two years of consecutive service.

19. SHARE-BASED PAYMENTS

We sponsor one share-based compensation plan. The Mosaic Company 2004 Omnibus Stock and Incentive Plan (the "***Omnibus Plan***"), which was approved by shareholders and became effective October 20, 2004 and amended most recently on May 11, 2011, permits the grant of shares and share options to employees for up to 25 million shares of common stock. The Omnibus Plan provides for grants of stock options, restricted stock, restricted stock units, performance units and a variety of other share-based and non-share-based awards. Our employees, officers, directors, consultants, agents, advisors, and independent contractors, as well as other designated individuals, are eligible to participate in the Omnibus Plan. Mosaic settles stock option exercises, restricted stock units and performance units with newly issued common shares. The Compensation Committee of the Board of Directors administers the Omnibus Plan subject to its provisions and applicable law.

Stock Options

Stock options are granted with an exercise price equal to the market price of our stock at the date of grant and have a ten-year contractual term. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option valuation model. Stock options vest in equal annual installments in the first three years following the date of grant (graded vesting). Stock options are expensed on a straight-line basis over the required service period, based on the estimated fair value of the award on the date of grant, net of estimated forfeitures.

Valuation Assumptions

Assumptions used to calculate the fair value of stock options in each period are noted in the following table. Starting in fiscal 2012, expected volatility is based on the simple average of implied and historical volatility using the daily closing prices of the Company's stock for a period equal to the expected term of the option. Prior to fiscal 2012, expected volatility was based on the combination of our and IMC's historical six-year volatility of common stock. The expected term of the options is calculated using historical employee grant and exercise data. In fiscal 2011, the expected term of the options was calculated using the simplified method described in SEC Staff Accounting Bulletin 110, *Use of a Simplified Method in Developing an Estimate of Expected Term of "Plain Vanilla" Share Options*, under which the Company can take the midpoint of the vesting date and the full contractual term. The risk-free interest rate is based on the U.S. Treasury rate at the time of the grant for instruments of comparable life.

	Years ended May 31,		
	2013	2012	2011
Weighted average assumptions used in option valuations:			
Expected volatility	47.70%	51.80%	60.46%
Expected dividend yield	1.74%	0.28%	0.44%
Expected term (in years)	7.0	5.0	6.0
Risk-free interest rate	0.92%	1.46%	2.13%

A summary of the status of our stock options as of May 31, 2013, and activity during fiscal 2013, is as follows:

	Shares (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of June 1, 2012	2.5	$ 41.93	5.8	$ 34.6
Granted	0.3	57.32		
Exercised	(0.3)	26.94		
Outstanding as of May 31, 2013	2.5	$ 43.93	5.2	$ 53.6
Exercisable as of May 31, 2013	2.0	$ 40.33	4.5	$ 51.0

The weighted-average grant date fair value of options granted during fiscal 2013, 2012 and 2011 was $22.71, $30.96 and $26.38, respectively. The total intrinsic value of options exercised during fiscal 2013, 2012 and 2011 was $6.8 million, $5.5 million and $54.1 million, respectively.

Restricted Stock Units

Restricted stock units are issued to various employees, officers and directors at a price equal to the market price of our stock at the date of grant. The fair value of restricted stock units is equal to the market price of our stock at the date of grant. Restricted stock units generally cliff vest after three years of continuous service and are expensed on a straight-line basis over the required service period, based on the estimated grant date fair value, net of estimated forfeitures.

A summary of the status of our restricted stock units as of May 31, 2013, and activity during fiscal 2013, is as follows:

	Shares (in millions)	Weighted Average Grant Date Fair Value Per Share
Restricted stock units as of June 1, 2012	0.6	$ 54.47
Granted	0.3	57.36
Issued and canceled	(0.2)	53.20
Restricted stock units as of May 31, 2013	0.7	$ 56.40

Performance Units

During fiscal 2013, approximately 100,000 performance units were granted with a weighted average grant date fair value of $71.19. Final performance units awarded based on the increase or decrease, subject to certain limitations, in Mosaic's share price from the grant date to the third anniversary of the award, plus dividends. The beginning and ending stock prices are based on a 30 trading-day average stock price. Holders of the awards must be employed at the end of the performance period in order for any shares to vest.

The fair value of each performance unit is determined using a Monte Carlo simulation. This valuation methodology utilizes assumptions consistent with those of our other share-based awards and a range of ending stock prices; however, the expected term of the awards is three years, which impacts the assumptions used to calculate the fair value of performance units as shown in the table below. Performance units are considered equity-classified fixed awards measured at grant-date fair value and not subsequently re-measured. Performance units cliff vest after three years of continuous service. Performance units are expensed on a straight-line basis over the required service period, based on the estimated grant date fair value of the award net of estimate forfeitures.

A summary of the assumptions used to estimate the fair value of performance units is as follows:

	Years ended May 31,	
	2013	2012
Weighted average assumptions used in performance unit valuations:		
Expected volatility	38.05%	54.72%
Expected dividend yield	1.74%	0.28%
Expected term (in years)	3.0	3.0
Risk-free interest rate	0.31%	0.69%

A summary of our performance unit activity during fiscal 2013 is as follows:

	Shares (in millions)	Weighted Average Grant Date Fair Value Per Share
Outstanding as of June 1, 2012	0.1	$ 81.10
Granted	0.1	71.19
Outstanding as of May 31, 2013	0.2	$ 75.15

We recorded share-based compensation expense of $32.2 million for fiscal 2013, $25.2 million for fiscal 2012 and $21.9 million for fiscal 2011. The tax benefit related to share-based compensation expense was $11.4 million for fiscal 2013, $8.7 million for fiscal 2012 and $7.8 million for fiscal 2011.

As of May 31, 2013, there was $17.9 million of total unrecognized compensation cost related to options, restricted stock units and performance units granted under the Omnibus Plan. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.9 years. The total fair value of options vested in fiscal 2013 and 2012 was $9.5 million and $10.2 million, respectively.

Cash received from exercises of all share-based payment arrangements for fiscal 2013, 2012 and 2011 was $6.0 million, $3.0 million and $20.3 million, respectively. In fiscal 2013, 2012 and 2011 we received a tax benefit for tax deductions from options of $6.4 million, $3.7 million and $20.9 million, respectively.

20. COMMITMENTS

We lease certain plants, warehouses, terminals, office facilities, railcars and various types of equipment under operating leases, some of which include rent payment escalation clauses, with lease terms ranging from one to ten years. In addition to minimum lease payments, some of our office facility leases require payment of our proportionate share of real estate taxes and building operating expenses.

We have long-term agreements for the purchase of sulfur which is used in the production of phosphoric acid. In addition, we have long-term agreements for the purchase of raw materials, including a commercial offtake agreement with the Miski Mayo Mine for phosphate rock, used to produce phosphate products. We have long-term agreements for the purchase of natural gas, which is a significant raw material, used primarily in the solution mining process in our Potash segment and used in our phosphate concentrates plants. Also, we have agreements for capital expenditures primarily in our Potash segments related to our expansion projects.

A schedule of future minimum long-term purchase commitments, based on May 31, 2013 market prices, and minimum lease payments under non-cancelable operating leases as of May 31, 2013 follows:

(in millions)	Purchase Commitments	Operating Leases
2014	$ 1,872.5	$ 50.2
2015	740.3	35.5
2016	446.8	26.9
2017	144.0	21.5
2018	133.3	18.0
Subsequent years	2,073.3	39.6
	$ 5,410.2	$ 191.7

Rental expense for fiscal 2013, 2012 and 2011 amounted to $88.8 million, $80.0 million and $79.5 million, respectively. Purchases made under long-term commitments were $2.7 billion, $3.1 billion and $2.2 billion for fiscal 2013, 2012, and 2011, respectively.

Most of our export sales of phosphate and potash crop nutrients are marketed through two North American export associations, PhosChem and Canpotex, which may fund their operations in part through third-party financing facilities. As a member, Mosaic or our subsidiaries are contractually obligated to reimburse the export associations for their pro rata share of any operating expenses or other liabilities incurred. The reimbursements are made through reductions to members' cash receipts from the export associations.

Under an agreement (the "***Tolling Agreement***") with Potash Corporation of Saskatchewan Inc. ("***PCS***"), our wholly-owned subsidiary, Mosaic Potash Esterhazy Limited Partnership ("***Mosaic Esterhazy***"), mined and refined PCS' potash reserves at our Esterhazy mine for a fee plus a pro rata share of operating and capital costs for approximately forty years. Under the agreement, we delivered to PCS up to approximately 1.1 million tonnes of potash per year. As previously reported, on December 7, 2011, we and PCS settled, among other matters, a dispute regarding the expiration of the Tolling Agreement. Under the settlement, the Tolling Agreement expired on December 31, 2012. The productive capacity at our Esterhazy mine previously used to satisfy our obligations under the Tolling Agreement is now fully available to us for sales to any of our customers at then-current market prices. In addition, effective December 31, 2012, we received credit for 1.2 million metric tonnes of capacity at our Esterhazy mine for purposes of calculating our relative share of annual sales of potash to international customers by Canpotex Limited, capacity which was previously allocated to PCS. Canpotex is an export association of certain Canadian potash producers. Canpotex sales are generally allocated among the producer members based on production capacity.

For fiscal 2013, 2012 and 2011, total revenue under this contract was $118.5 million, $158.2 million and $186.8 million, respectively.

We incur liabilities for reclamation activities and Gypstack closures in our Florida and Louisiana operations where, in order to obtain necessary permits, we must either pass a test of financial strength or provide credit support, typically in the form of surety bonds or letters of credit. The surety bonds generally expire within one year or less but a substantial portion of these instruments provide financial assurance for continuing obligations and, therefore, in most cases, must be renewed on an annual basis. As of May 31, 2013, we had $183.9 million in surety bonds outstanding, of which $170.2 million is for mining reclamation obligations in Florida and $13.7 million is for other matters.

21. CONTINGENCIES

We have described below judicial and administrative proceedings to which we are subject.

We have contingent environmental liabilities that arise principally from three sources: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites. At facilities currently or formerly owned by our subsidiaries or their predecessors, the historical use and handling of regulated chemical substances, crop and animal nutrients and additives and by-product or process tailings have resulted in soil, surface water and/or groundwater contamination. Spills or other releases of regulated substances, subsidence from mining operations and other incidents arising out of operations, including accidents, have occurred previously at these facilities, and potentially could occur in the future, possibly requiring us to undertake or fund cleanup or result in monetary damage awards, fines, penalties, other liabilities, injunctions or other court or administrative rulings. In some instances, pursuant to consent orders or agreements with governmental agencies, we are undertaking certain remedial actions or investigations to determine whether remedial action may be required to address contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into consideration established accruals of approximately $24.7 million and $27.3 million as of May 31, 2013 and 2012, respectively, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites or as a result of other environmental, health and safety matters. Below is a discussion of the more significant environmental matters.

EPA RCRA Initiative. In 2003, the U.S. Environmental Protection Agency ("***EPA***") Office of Enforcement and Compliance Assurance announced that it would be targeting facilities in mineral processing industries, including phosphoric acid producers, for a thorough review under the U.S. Resource Conservation and Recovery Act ("***RCRA***") and related state laws. Mining and processing of phosphates generate residual materials that must be managed both during the operation of a facility and upon a facility's closure. Certain solid wastes generated by our phosphate operations may be subject to regulation under RCRA and related state laws. The EPA rules exempt "extraction" and "beneficiation" wastes, as well as 20 specified "mineral processing" wastes, from the hazardous waste management requirements of RCRA. Accordingly, certain of the residual materials which our phosphate operations generate, as well as process wastewater from phosphoric acid production, are exempt from RCRA regulation. However, the generation and management of other solid wastes from phosphate operations may be subject to hazardous waste regulation if the waste is deemed to exhibit a "hazardous waste characteristic." As part of its initiative, we understand that EPA has inspected all or nearly all facilities in the U.S. phosphoric acid production sector to ensure compliance with applicable RCRA regulations and to address any "imminent and substantial endangerment" found by the EPA under RCRA. We have provided the EPA with substantial amounts of information regarding the process water recycling practices and the hazardous waste handling practices at our phosphate production facilities in Florida and Louisiana, and the EPA has inspected all of our currently operating processing facilities in the U.S. In addition to the EPA's inspections, our phosphates concentrates facilities have entered into consent orders to perform analyses of existing environmental data, to perform further environmental sampling as may be necessary, and to assess whether the facilities pose a risk of harm to human health or the surrounding environment.

We have received Notices of Violation ("***NOVs***") from the EPA related to the handling of hazardous waste at our Riverview (September 2005), New Wales (October 2005), Mulberry (June 2006), Green Bay (August 2006) and Bartow (September 2006) facilities in Florida. The EPA has issued similar NOVs to our competitors and referred the NOVs to the U.S. Department of Justice ("***DOJ***") for further enforcement. We currently are engaged in discussions with the DOJ and EPA. We believe we have substantial defenses to allegations in the NOVs, including but not limited to previous EPA regulatory interpretations and inspection reports finding that the process water handling practices in question comply with the requirements of the exemption for extraction and beneficiation wastes. We intend to evaluate various alternatives and continue discussions to determine if a negotiated resolution can be reached. If it cannot, we intend to vigorously defend these matters in any enforcement actions that may be pursued.

We are negotiating the terms of a possible settlement with the EPA, the DOJ, the Florida Department of Environmental Protection and the Louisiana Department of Environmental Quality (collectively, the "***Government***") and the final terms are not yet agreed upon or approved. If a settlement can be achieved, in all likelihood our commitments would be multi-faceted with key elements including, in general and among other elements, the following:

- Incurring capital expenditures likely to exceed $150 million in the aggregate over a period of several years.

- Providing meaningful additional financial assurance for the estimated costs of closure and post-closure care of our Gypstacks ("***Gypstack Closure Costs***"). For financial reporting purposes, we recognize our estimated asset retirement obligations ("***AROs***"), including Gypstack Closure Costs, at their present value. This present value determined for financial reporting purposes is reflected on our Consolidated Balance Sheets in accrued liabilities and other noncurrent liabilities. As of May 31, 2013, the undiscounted amount of our AROs, determined using the assumptions used for financial reporting purposes, was approximately $1.5 billion and the present value of our Gypstack Closure Costs reflected in our Consolidated Balance Sheet was approximately $450 million. Currently, financial assurance requirements in Florida and Louisiana for Gypstack Closure Costs can be satisfied through a variety of methods, including satisfaction of financial tests. In the context of a potential settlement of the Government's enforcement action, we expect that we would agree to pre-fund a material portion of our Gypstack Closure Costs, primarily by depositing cash, currently estimated to be in the amount of approximately $625 million, into a trust fund which would increase over time with reinvestment of earnings. Amounts held in any such trust fund (including reinvested earnings) would be classified as restricted cash on our Consolidated Balance Sheets. We expect that any final settlement of this matter would resolve all of our financial assurance obligations to the Government for Gypstack Closure Costs. Our actual Gypstack Closure Costs are generally expected to be paid by us in the normal course of our Phosphates business over a period that may not end until three decades or more after a Gypstack has been closed.
- We have also established accruals to address the estimated cost of civil penalties in connection with this matter, which we do not believe, in light of the relevant regulatory history, would be material to our results of operations, liquidity or capital resources.

In light of our strong operating cash flows, liquidity and capital resources, we believe that we have sufficient liquidity and capital resources to be able to fund such capital expenditures, financial assurance requirements and civil penalties as part of a settlement. If a settlement cannot be agreed upon, we cannot predict the outcome of any litigation or estimate the potential amount or range of loss; however, we would face potential exposure to material costs should we fail in the defense of an enforcement action.

EPA EPCRA Initiative. In July 2008, the DOJ sent a letter to major U.S. phosphoric acid manufacturers, including us, stating that the EPA's ongoing investigation indicates apparent violations of Section 313 of the Emergency Planning and Community Right-to-Know Act ("***EPCRA***") at their phosphoric acid manufacturing facilities. Section 313 of EPCRA requires annual reports to be submitted with respect to the use or presence of certain toxic chemicals. DOJ and EPA also stated that they believe that a number of these facilities have violated Section 304 of EPCRA and Section 103 of the Comprehensive Environmental Response, Compensation and Liability Act ("***CERCLA***") by failing to provide required notifications relating to the release of hydrogen fluoride from the facilities. The letter did not identify any specific violations by us or assert a demand for penalties against us. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

Florida Sulfuric Acid Plants. On April 8, 2010, the EPA Region 4 submitted an administrative subpoena to us under Section 114 of the Federal Clean Air Act (the "***CAA***") regarding compliance of our Florida sulfuric acid plants with the "New Source Review" requirements of the CAA. The request received by Mosaic appears to be part of a broader EPA national enforcement initiative focusing on sulfuric acid plants. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

Other Environmental Matters. Superfund and equivalent state statutes impose liability without regard to fault or to the legality of a party's conduct on certain categories of persons who are considered to have contributed to the release of "hazardous substances" into the environment. Under Superfund, or its various state analogues, one party may, under certain circumstances, be required to bear more than its proportionate share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Currently, certain of our subsidiaries are involved or concluding involvement at several Superfund or equivalent state sites. Our remedial liability from these sites, alone or in the aggregate, currently is not expected to have a material effect on our business or financial condition. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

We believe that, pursuant to several indemnification agreements, our subsidiaries are entitled to at least partial, and in many instances complete, indemnification for the costs that may be expended by us or our subsidiaries to remedy environmental issues at certain facilities. These agreements address issues that resulted from activities occurring prior to our acquisition of facilities or businesses from parties including, but not limited to, ARCO (BP); Beatrice Fund for Environmental Liabilities; Conoco; Conserv; Estech, Inc.; Kaiser Aluminum & Chemical Corporation; Kerr-McGee Inc.; PPG Industries, Inc.; The Williams Companies and certain other private parties. Our subsidiaries have already received and anticipate receiving amounts pursuant to the indemnification agreements for certain of their expenses incurred to date as well as future anticipated expenditures. Potential indemnification is not considered in our established accruals.

Phosphate Mine Permitting in Florida

Denial of the permits sought at any of our mines, issuance of the permits with cost-prohibitive conditions, or substantial delays in issuing the permits, legal actions that prevent us from relying on permits or revocation of permits may create challenges for us to mine the phosphate rock required to operate our Florida and Louisiana phosphate plants at desired levels or increase our costs in the future.

The Altman Extension of the Four Corners Mine. The Army Corps of Engineers (the "***Corps***") issued a federal wetlands permit under the Clean Water Act (the ***"CWA"***) for mining the Altman Extension (the "***Altman Extension***") of our Four Corners phosphate rock mine in central Florida in May 2008. The Sierra Club, Inc. (the "***Sierra Club***"), Manasota-88, Inc. ("***Manasota-88***"), Gulf Restoration Network, Inc., People for Protecting Peace River, Inc. ("***People for Protecting Peace River***") and the Environmental Confederation of Southwest Florida, Inc. sued the Corps in the United States District Court for the Middle District of Florida, Jacksonville Division (the "***Jacksonville District Court***"), seeking to vacate our permit to mine the Altman Extension (the "***Altman Extension Permit Litigation***"). Mining on the Altman Extension commenced and approximately 600 acres of the Altman Extension were mined and/or disturbed. The remaining approximately 1,200 acres of the Altman extension of our Four Corners mine are not currently in our near term mining plan. In a June 26, 2012 order, the Jacksonville District Court declared the parties' pending motions for summary judgment moot and requested rebriefing by all parties. The plaintiffs have filed a new motion for summary judgment, and we and the Corps have filed our respective responses and cross-motions for summary judgment. We believe that the permit was issued in accordance with all applicable requirements and that it will ultimately be upheld.

Central Florida Phosphate District Area-Wide Environmental Impact Statement. In fiscal 2011, the Corps notified us that it planned to conduct an area-wide environmental impact statement ("***AEIS***") for the central Florida phosphate district. On June 1, 2012, the Corps published notice of availability of the draft AEIS in the Federal Register and announced that it would accept public comment on the draft AEIS through July 31, 2012. We, along with other members of the public, submitted comments for the Corps to consider as it completed the final AEIS. The Corps issued the final AEIS on April 25, 2013. The final AEIS includes information on environmental impacts upon which the Corps will rely in its consideration of our pending federal wetlands permits for our future Ona and DeSoto mines and an extension of our Wingate mine. The Corps has announced that it will issue an addendum to the AEIS to provide a Spanish language version of the Executive Summary section of the final AEIS and to address several minor technical questions raised by commenters. We do not expect that issuance of the addendum will delay our development of permit applications.

Potash Antitrust Litigation

On September 11, 2008, separate complaints (together, the "***September 11, 2008 Cases***") were filed in the United States District Courts for the District of Minnesota (the "***Minn-Chem Case***") and the Northern District of Illinois (the "***Gage's Fertilizer Case***"), on October 2, 2008 another complaint (the "***October 2, 2008 Case***") was filed in the United States District Court for the Northern District of Illinois, and on November 10, 2008 and November 12, 2008, two additional complaints (together, the "***November 2008 Cases***" and collectively with the September 11, 2008 Cases and the October 2, 2008 Case, the "***Direct Purchaser Cases***") were filed in the United States District Court for the Northern District of Illinois (the "***Northern Illinois District Court***") by Minn-Chem, Inc., Gage's Fertilizer & Grain, Inc., Kraft Chemical Company, Westside Forestry Services, Inc. d/b/a Signature Lawn Care, and Shannon D. Flinn, respectively, against The Mosaic Company, Mosaic Crop Nutrition, LLC and a number of unrelated defendants that allegedly sold and distributed potash throughout the United States. On November 13, 2008, the plaintiffs in the cases in the United States District Court for the Northern District of Illinois filed a consolidated class action complaint against the defendants, and on December 2, 2008 the Minn-Chem Case was consolidated with the Gage's Fertilizer Case. On April 3, 2009, an amended consolidated class action complaint was filed on behalf of the plaintiffs in the Direct Purchaser Cases. The amended consolidated complaint added Thomasville Feed and Seed, Inc. as a named plaintiff, and was filed on behalf of the named plaintiffs and a purported class of all persons who purchased potash in the United States directly from the defendants during the period July 1, 2003 through the date of the amended consolidated complaint ("***Class Period***"). The amended consolidated complaint generally alleged, among other matters, that the defendants: conspired to fix, raise, maintain and stabilize the price at which potash was sold in the United States; exchanged information about prices, capacity, sales volume and demand; allocated market shares, customers and volumes to be sold; coordinated on output, including the limitation of production; and fraudulently concealed their anticompetitive conduct. The plaintiffs in the Direct Purchaser Cases generally sought injunctive relief and to recover unspecified amounts of damages, including treble damages, arising from defendants' alleged combination or conspiracy to unreasonably restrain trade and commerce in violation of Section 1 of the Sherman Act. The plaintiffs also sought costs of suit, reasonable attorneys' fees and pre-judgment and post-judgment interest.

On September 15, 2008, separate complaints were filed in the United States District Court for the Northern District of Illinois by Gordon Tillman (the "***Tillman Case***"); Feyh Farm Co. and William H. Coaker Jr. (the "***Feyh Farm Case***"); and Kevin Gillespie (the "***Gillespie Case***;" the Tillman Case and the Feyh Farm Case together with the Gillespie case being collectively referred to as the "***Indirect Purchaser Cases***;" and the Direct Purchaser Cases together with the Indirect Purchaser Cases being collectively referred to as the "***Potash Antitrust Cases***"). The defendants in the Indirect Purchaser Cases were generally the same as those in the Direct Purchaser Cases. On November 13, 2008, the initial plaintiffs in the Indirect Purchaser Cases and David Baier, an additional named plaintiff, filed a consolidated class action complaint. On April 3, 2009, an amended consolidated class action complaint was filed on behalf of the plaintiffs in the Indirect Purchaser Cases. The factual allegations in the amended consolidated complaint were substantially identical to those summarized above with respect to the Direct Purchaser Cases. The amended consolidated complaint in the Indirect Purchaser Cases was filed on behalf of the named plaintiffs and a purported class of all persons who indirectly purchased potash products for end use during the Class Period in the United States, any of 20 specified states and the District of Columbia defined in the consolidated complaint as "***Indirect Purchaser States***," any of 22 specified states and the District of Columbia defined in the consolidated complaint as "***Consumer Fraud States***", and/or 48 states and the District of Columbia and Puerto Rico defined in the consolidated complaint as "***Unjust Enrichment States***." The plaintiffs generally sought injunctive relief and to recover unspecified amounts of damages, including treble damages for violations of the antitrust laws of the Indirect Purchaser States where allowed by law, arising from defendants' alleged continuing agreement, understanding, contract, combination and conspiracy in restraint of trade and commerce in violation of Section 1 of the Sherman Act, Section 16 of the Clayton Act, the antitrust, or unfair competition laws of the Indirect Purchaser States and the consumer protection and unfair competition laws of the Consumer Fraud States, as well as restitution or disgorgement of profits, for unjust enrichment under the common law of the Unjust Enrichment States, and any penalties, punitive or exemplary damages and/or full consideration where permitted by applicable state law. The plaintiffs also sought costs of suit and reasonable attorneys' fees where allowed by law and pre-judgment and post-judgment interest.

On June 15, 2009, we and the other defendants filed motions to dismiss the complaints in the Potash Antitrust Cases. On November 3, 2009, the court granted our motions to dismiss the complaints in the Indirect Purchaser Cases except (a) for plaintiffs residing in Michigan and Kansas, claims for alleged violations of the antitrust or unfair competition laws of Michigan and Kansas, respectively, and (b) for plaintiffs residing in Iowa, claims for alleged unjust enrichment under Iowa common law. The court denied our and the other defendants' other motions to dismiss the Potash Antitrust Cases, including the defendants' motions to dismiss the claims under Section 1 of the Sherman Act for failure to plead evidentiary facts which, if true, would state a claim for relief under that section. The court, however, stated that it recognized that the facts of the Potash Antitrust Cases present a difficult question under the pleading standards enunciated by the U.S. Supreme Court for claims under Section 1 of the Sherman Act, and that it would consider, if requested by the defendants, certifying the issue for interlocutory appeal. On January 13, 2010, at the request of the defendants, the court issued an order certifying for interlocutory appeal the issues of (i) whether an international antitrust complaint states a plausible cause of action where it alleges parallel market behavior and opportunities to conspire; and (ii) whether a defendant that sold product in the United States with a price that was allegedly artificially inflated through anti-competitive activity involving foreign markets, engaged in 'conduct involving import trade or import commerce' under applicable law. On September 23, 2011, the United States Court of Appeals for the Seventh Circuit (the "***Seventh Circuit***") vacated the district court's order denying the defendants' motion to dismiss and remanded the case to the district court with instructions to dismiss the plaintiffs' Sherman Act claims. On December 2, 2011, the Seventh Circuit vacated its September 23, 2011 order and on June 27, 2012, the Seventh Circuit affirmed the order of the Northern Illinois District Court to deny the defendants' motion to dismiss the plaintiffs' claims. The decision was not a ruling on the merits of the case, but the Seventh Circuit's decision allowed pretrial discovery to proceed in this matter, and the Northern Illinois District Court scheduled trial to begin February 10, 2014. We sought U.S. Supreme Court review of the Seventh Circuit's decision.

On January 30, 2013, we entered into agreements to settle the Potash Antitrust Cases for an aggregate of $43.8 million. We chose to settle the Potash Antitrust Cases to avoid the significant costs, burden and distraction of protracted litigation and we did not admit any wrongdoing. Following preliminary approval by the Northern Illinois District Court on January 30, 2013, we funded the settlement subject to final court approval. On June 12, 2013, the Northern Illinois District Court entered an order of final approval of the settlement. The majority of the settlement was recorded in the third quarter of fiscal year 2013.

MicroEssentials® Patent Lawsuit

On January 9, 2009, John Sanders and Specialty Fertilizer Products, LLC filed a complaint against Mosaic, Mosaic Fertilizer, LLC, Cargill, Incorporated and Cargill Fertilizer, Inc. in the United States District Court for the Western District of Missouri (the "***Missouri District Court***"). The complaint alleges that our production of MicroEssentials® SZ, one of several types of the MicroEssentials® value-added ammoniated phosphate crop nutrient products that we produce, infringes on a patent held by the plaintiffs since 2001. Plaintiffs have since asserted that other MicroEssentials® products also infringe the patent. Plaintiffs seek to enjoin the alleged infringement and to recover an unspecified amount of damages and attorneys' fees for past infringement. Our answer to the complaint responds that the plaintiffs' patent is invalid and we have counterclaimed that the plaintiffs have engaged in inequitable conduct.

The Missouri District Court stayed the lawsuit pending an ex parte reexamination of plaintiffs' patent claims by the U.S. Patent and Trademark Office (the ***"PTO"***). On September 12, 2012, Shell Oil Company (***"Shell"***) filed an inter parties reexamination request which in part asserted that the claims as amended and added in connection with the ex parte reexamination are unpatentable. On October 4, 2012, the PTO issued an Ex Parte Reexamination Certificate in which certain claims of the plaintiffs' patent were cancelled, disclaimed and amended, and new claims were added. Plaintiffs have filed a motion with the Missouri District Court requesting that the stay of the lawsuit be lifted, and we have opposed that motion. On November 28, 2012, the PTO granted Shell's request for an *inter parties* reexamination. On December 11, 2012, as part of that reexamination, the PTO issued an initial rejection of all of plaintiffs' remaining patent claims. Final rejection by the PTO or further amendment by the plaintiffs of all or part of the remaining patent claims as part of the reexamination could limit the claims the plaintiffs can assert against us or their remedies against us.

We believe that the plaintiffs' allegations are without merit and intend to defend vigorously against them. At this stage of the proceedings, we cannot predict the outcome of this litigation, estimate the potential amount or range of loss or determine whether it will have a material effect on our results of operations, liquidity or capital resources.

Brazil Tax Contingencies

Our Brazilian subsidiary is engaged in a number of judicial and administrative proceedings relating to various non-income tax matters. We estimate that our maximum potential liability with respect to these matters is approximately $97 million. Approximately $55 million of the maximum potential liability relates to PIS and Cofins tax credit cases while the majority of the remaining amount relates to various other non-income tax cases such as value added taxes. In the event that the Brazilian government was to prevail in connection with all judicial and administrative matters involving us and considering the amount of judicial deposits made, our maximum cash tax liability with respect to these matters would be approximately $96 million. Based on the current status of similar tax cases involving unrelated taxpayers, we believe we have recorded adequate accruals, which are immaterial, for the probable liability with respect to these Brazilian judicial and administrative proceedings.

Other Claims

We also have certain other contingent liabilities with respect to judicial, administrative and arbitration proceedings and claims of third parties, including tax matters, arising in the ordinary course of business. We do not believe that any of these contingent liabilities will have a material adverse impact on our business or financial condition, results of operations, and cash flows.

22. RELATED PARTY TRANSACTIONS

On May 25, 2011, Cargill, our former majority stockholder, exchanged its 64% stake in our company with certain Cargill stockholders and debt holders. For further discussion of these exchanges as part of the Cargill Transaction, see Note 2 of the Notes to Consolidated Financial Statements. Until these exchanges, Cargill was considered a related party due to its ownership interest in us.

We engage in various transactions, arrangements and agreements with Cargill. While Cargill was considered a related party, a Cargill transactions subcommittee of the corporate governance and nominating committee of our board of directors, comprised solely of independent directors, was responsible for reviewing and approving these transactions, arrangements and agreements. Our related person transactions approval policy provided for the delegation of approval authority for certain transactions with Cargill, other than those of the type described in such related person transactions approval policy, to an internal committee comprised of senior managers. The internal management committee was required to report its activities to the Cargill transactions subcommittee on a periodic basis.

Cargill made equity contributions of $18.5 million to us in fiscal 2011.

In summary, the Consolidated Statements of Earnings included the following transactions with Cargill, while Cargill was considered a related party:

(in millions)		Year ended May 31, 2011
Transactions with Cargill included in net sales	$	238.1
Transactions with Cargill included in cost of goods sold		146.8
Transactions with Cargill included in selling, general and administrative expenses		6.1
Interest income received from Cargill		0.2

We have also entered into transactions and agreements with certain of our non-consolidated companies. As of May 31, 2013 and 2012, the net amount due from our non-consolidated companies totaled $145.8 million and $134.8 million, respectively.

The Consolidated Statements of Earnings included the following transactions with our non-consolidated companies:

	Years ended May 31,					
(in millions)		2013		2012		2011
Transactions with non-consolidated companies included in net sales	$	1,263.9	$	1,321.2	$	1,015.7
Transactions with non-consolidated companies included in cost of goods sold		632.0		557.3		511.3

23. BUSINESS SEGMENTS

The reportable segments are determined by management based upon factors such as products and services, production processes, technologies, market dynamics, and for which segment financial information is available for our chief operating decision maker.

For a description of our business segments see Note 1 of our Notes to Consolidated Financial Statements. We evaluate performance based on the operating earnings of the respective business segments, which includes certain allocations of corporate selling, general and administrative expenses. The segment results may not represent the actual results that would be expected if they were independent, stand-alone businesses. Corporate, Eliminations and Other primarily represents unallocated corporate office activities and eliminations. All intersegment transactions are eliminated within Corporate, Eliminations and other.

Segment information for fiscal 2013, 2012 and 2011 is as follows:

(in millions)	Phosphates	Potash	Corporate, Eliminations and Other	Total
2013				
Net sales to external customers	$ 6,494.6	$ 3,469.1	$ 10.4	$ 9,974.1
Intersegment net sales	-	60.2	(60.2)	-
Net sales	6,494.6	3,529.3	(49.8)	9,974.1
Gross margin	1,162.2	1,611.3	(13.3)	2,760.2
Operating earnings (loss)	848.1	1,393.0	(31.5)	2,209.6
Capital expenditures	427.5	1,017.7	143.1	1,588.3
Depreciation, depletion and amortization expense	287.3	301.9	15.6	604.8
Equity in net earnings of nonconsolidated companies	16.4	-	1.9	18.3
2012				
Net sales to external customers	$ 7,839.2	$ 3,263.1	$ 5.5	$ 11,107.8
Intersegment net sales	-	38.2	(38.2)	-
Net sales	7,839.2	3,301.3	(32.7)	11,107.8
Gross margin	1,466.9	1,622.0	(3.9)	3,085.0
Operating earnings (loss)	1,179.1	1,457.3	(25.3)	2,611.1
Capital expenditures	407.9	1,171.4	60.0	1,639.3
Depreciation, depletion and amortization expense	263.9	233.1	11.1	508.1
Equity in net earnings of nonconsolidated companies	11.9	-	1.4	13.3
2011				
Net sales to external customers	$ 6,895.2	$ 3,028.3	$ 14.3	$ 9,937.8
Intersegment net sales	-	32.7	(32.7)	-
Net sales	6,895.2	3,061.0	(18.4)	9,937.8
Gross margin	1,654.0	1,469.0	(1.2)	3,121.8
Operating earnings (loss)	1,322.0	1,352.5	(10.3)	2,664.2
Capital expenditures	306.7	906.9	49.6	1,263.2
Depreciation, depletion and amortization expense	248.1	188.9	10.4	447.4
Equity in net earnings (loss) of nonconsolidated companies	(8.8)	-	3.8	(5.0)
Total assets as of May 31, 2013	$ 9,930.9	$ 9,759.8	$ (1,604.7)	$ 18,086.0
Total assets as of May 31, 2012	9,123.7	11,324.8	(3,758.1)	16,690.4

Financial information relating to our operations by geographic area is as follows:

(in millions)	Years Ended May 31, 2013	2012	2011
Net sales[(a)]:			
Brazil	$ 2,069.3	$ 2,161.6	$ 1,810.1
Canpotex[(b)]	1,239.8	1,298.9	992.9
Canada	686.3	786.3	629.9
India	475.2	1,579.7	1,565.9
Argentina	258.3	266.7	233.3
Japan	188.2	177.5	166.1
Australia	177.5	290.1	237.8
China	173.3	160.4	115.9
Colombia	143.5	155.9	157.6
Mexico	128.9	90.5	101.7
Chile	116.5	121.1	115.9
Thailand	88.9	94.0	91.1
Peru	56.9	95.1	6.6
Other	271.7	209.3	193.7
Total international countries	6,074.3	7,487.1	6,418.5
United States	3,899.8	3,620.7	3,519.3
Consolidated	$ 9,974.1	$ 11,107.8	$ 9,937.8

(a) Revenues are attributed to countries based on location of customer.
(b) The export association of the Saskatchewan potash producers.

(in millions)	May 31, 2013	May 31, 2012
Long-lived assets:		
Canada	$ 5,264.8	$ 4,593.2
Brazil	178.1	158.6
Other	52.1	60.5
Total international countries	5,495.0	4,812.3
United States	3,653.2	3,402.0
Consolidated	$ 9,148.2	$ 8,214.3

Excluded from the table above as of May 31, 2013 and 2012, are goodwill of $1,844.6 million and $1,844.4 million and deferred income taxes of $212.7 million and $50.6 million, respectively.

Net sales by product type for fiscal 2013, 2012 and 2011 are as follows:

(in millions)	2013	2012	2011
Sales by product type:			
Phosphate Crop Nutrients	$ 4,106.1	$ 5,418.4	$ 4,822.4
Potash Crop Nutrients	3,434.5	3,174.4	3,002.8
Crop Nutrient Blends	1,472.3	1,517.1	1,252.5
Other[(a)]	961.2	997.9	860.1
	$ 9,974.1	$ 11,107.8	$ 9,937.8

(a) Includes sales for animal feed ingredients and industrial potash.

Quarterly Results (Unaudited)

In millions, except per share amounts and common stock prices

	Quarter				
	First	Second	Third	Fourth	Year
2013					
Net sales	$ 2,505.1	$ 2,536.2	$ 2,240.6	$ 2,692.2	$ 9,974.1
Gross margin	747.3	675.9	568.4	768.6	2,760.2
Operating earnings	610.2	559.6	419.1	620.7	2,209.6
Net earnings attributable to Mosaic	429.4	628.8	344.6	485.9	1,888.7
Basic net earnings per share attributable to Mosaic	$ 1.01	$ 1.48	$ 0.81	$ 1.14	$ 4.44
Diluted net earnings per share attributable to Mosaic	1.01	1.47	0.81	1.14	4.42
Common stock prices:					
High	$ 59.95	$ 61.98	$ 63.46	$ 64.65	
Low	44.43	48.29	52.65	56.90	
2012					
Net sales	$ 3,083.3	$ 3,014.5	$ 2,189.5	$ 2,820.5	$ 11,107.8
Gross margin	848.2	881.2	521.8	833.8	3,085.0
Operating earnings	729.6	797.0	413.7	670.8	2,611.1
Net earnings attributable to Mosaic	526.0	623.6	273.3	507.3	1,930.2
Basic net earnings per share attributable to Mosaic	$ 1.18	$ 1.41	$ 0.64	$ 1.19	$ 4.44
Diluted net earnings per share attributable to Mosaic	1.17	1.40	0.64	1.19	4.42
Common stock prices:					
High	$ 74.31	$ 72.35	$ 59.75	$ 59.80	
Low	55.70	44.86	46.50	45.58	

The number of holders of record of our common stock as of July 10, 2013 was 4,125.

The following table presents our selected financial data. This information has been derived from our audited consolidated financial statements. This historical data should be read in conjunction with the Consolidated Financial Statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Five Year Comparison

In millions, except per share amounts

	Years Ended May 31,				
	2013	2012	2011	2010	2009
Statements of Operations Data:					
Net sales	$ 9,974.1	$ 11,107.8	$ 9,937.8	$ 6,759.1	$ 10,298.0
Cost of goods sold	7,213.9	8,022.8	6,816.0	5,065.8	7,148.1
Lower of cost or market write-down	-	-	-	-	383.2
Gross margin	2,760.2	3,085.0	3,121.8	1,693.3	2,766.7
Selling, general and administrative expenses	427.3	410.1	372.5	360.3	321.4
Other operating expenses	123.3	63.8	85.1	62.2	44.4
Operating earnings	2,209.6	2,611.1	2,664.2	1,270.8	2,400.9
Interest income (expense), net	18.8	18.7	(5.1)	(49.6)	(43.3)
Foreign currency transaction (loss) gain	(15.9)	16.9	(56.3)	(32.4)	(131.8)
Gain on sale of equity investment [a]	-	-	685.6	-	673.4
Other income (expense)	2.0	(17.8)	(17.1)	0.9	6.5
Earnings from consolidated companies before income taxes	2,214.5	2,628.9	3,271.3	1,189.7	2,905.7
Provision for income taxes [b]	341.0	711.4	752.8	347.3	649.3
Earnings from consolidated companies	1,873.5	1,917.5	2,518.5	842.4	2,256.4
Equity in net earnings (loss) of nonconsolidated companies	18.3	13.3	(5.0)	(10.9)	100.1
Net earnings including non-controlling interests	1,891.8	1,930.8	2,513.5	831.5	2,356.5
Less: Net earnings (loss) attributable to non-controlling interests	3.1	0.6	(1.1)	4.4	6.3
Net earnings attributable to Mosaic	$ 1,888.7	$ 1,930.2	$ 2,514.6	$ 827.1	$ 2,350.2
Earnings per common share attributable to Mosaic:					
Basic net earnings per share	$ 4.44	$ 4.44	$ 5.64	$ 1.86	$ 5.29
Diluted net earnings per share	$ 4.42	$ 4.42	$ 5.62	$ 1.85	$ 5.27
Average shares outstanding:					
Basic weighted average number of shares outstanding	425.7	435.2	446.0	445.1	444.3
Diluted weighted average number of shares outstanding	426.9	436.5	447.5	446.6	446.2
Balance Sheet Data (at period end):					
Cash and cash equivalents	$ 3,697.1	$ 3,811.0	$ 3,906.4	$ 2,523.0	$ 2,703.2
Total assets	18,086.0	16,690.4	15,786.9	12,707.7	12,676.2
Total long-term debt (including current maturities)	1,010.5	1,010.5	809.3	1,260.8	1,299.8
Total liabilities	4,643.1	4,691.0	4,125.0	3,959.3	4,161.0
Total equity	13,442.9	11,999.4	11,661.9	8,748.4	8,515.2
Other Financial Data:					
Depreciation, depletion and amortization	$ 604.8	$ 508.1	$ 447.4	$ 445.0	$ 360.5
Net cash provided by operating activities	1,887.5	2,705.8	2,426.7	1,356.0	1,242.6
Capital expenditures	1,588.3	1,639.3	1,263.2	910.6	781.1
Dividends per share [c]	1.00	0.275	0.20	1.50	0.20

[a] In fiscal 2011, we recorded a $685.6 million pre-tax gain on the sale of our equity method investment in Fosfertil. We recorded a $673.4 million pre-tax gain on the sale of our equity method investment in Saskferco in fiscal 2009. See further discussion in Note 9 to the Consolidated Financial Statements.

[b] Fiscal 2013 includes a discrete income tax benefit of $179.3 million associated with our non-U.S. subsidiaries due to the resolution of certain tax matters.

[c] In fiscal 2013 we increased our annual dividend to $1.00 per share. In the fourth quarter of fiscal 2012, we paid a quarterly dividend of $0.125, which represents a 150 percent increase over the Company's previous dividend rate. In fiscal 2010, we paid a special dividend of $1.30 per share in addition to quarterly dividends of $0.05 per share.

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS

For the Years ended May 31, 2013, 2012, and 2011
In millions

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance Beginning of Period	Charges or (Reductions) to Costs and Expenses [c]	Charges or (Reductions) to Other Accounts [a]	Deductions	Balance at End of Period[b]
Allowance for doubtful accounts, deducted from accounts receivable in the balance sheet:					
Year ended May 31, 2011	28.7	(3.0)	(0.1)	(2.0)	23.6
Year ended May 31, 2012	23.6	-	(5.1)	(0.1)	18.4
Year ended May 31, 2013	18.4	(1.0)	(1.3)	(0.1)	16.0
Income tax valuation allowance, related to deferred income taxes					
Year ended May 31, 2011	157.1	23.8	36.5	(8.2)	209.2
Year ended May 31, 2012	209.2	6.2	(35.2)	-	180.2
Year ended May 31, 2013	180.2	(77.7)	(8.9)	-	93.6

(a) For the years ended May 31, 2013, 2012 and 2011, the income tax valuation allowance adjustment was recorded to accumulated other comprehensive income and deferred taxes.

(b) Allowance for doubtful accounts balance includes $11.3 million, $13.5 million and $20.4 million of allowance on long-term receivables recorded in other long term assets for the years ended May 31, 2013, 2012 and 2011, respectively.

(c) For the year ended May 31, 2013, the decrease of $77.7 million in income tax valuation allowance is offset by the recognition of a corresponding U.S. deferred tax liability associated with the anticipated reduction in foreign tax credits and, therefore, did not impact our tax expense in Fiscal 2013.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining effective internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is a process designed to provide reasonable assurance to our management, Board of Directors and stockholders regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles (U.S. GAAP), and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations from our management and Board of Directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of May 31, 2013. In making this assessment, management used the control criteria framework of the Committee of Sponsoring Organizations (COSO) of the Treadway Commission published in its report entitled *Internal Control—Integrated Framework (1992).* Based on its evaluation, management concluded that the Company's internal control over financial reporting was effective as of May 31, 2013. KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this annual report, has issued an auditors' report on the Company's internal control over financial reporting as of May 31, 2013.

SHAREHOLDER INFORMATION 2013

Safe Harbor
Certain statements in this Annual Report that are neither reported financial results nor other historical information are forward-looking statements. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and Mosaic's plans and objectives to differ materially from those expressed in the forward-looking statements.

Shareholder Return Information
The following performance graph compares the cumulative total return on our common stock for a period beginning May 31, 2008, with the cumulative total return of the Standard & Poor's 500 Stock Index, and a peer group of companies selected by us.

Our 2013 peer group is comprised of Agrium Inc., CF Industries Holdings, Inc. and Potash Corporation of Saskatchewan Inc. Our stock price performance differs from that of our peer group during some periods due to differences in the market segments in which we compete or in the level of our participation in such segments compared to other members of the peer group. In accordance with Standard & Poor's policies, companies with less than a majority of their stock publicly traded are not included in the S&P 500 Index, and, accordingly, we were not included in the S&P 500 Index until September 23, 2011, on account of our former controlling stockholder. The comparisons set forth below assume an initial investment of $100 and reinvestment of dividends or distributions.

Comparison of 5 Year Cumulative Total Return*

Among The Mosaic Company, the S&P 500 Index, and Peer Group Index



$140
$120
$100
$80
$60
$40
$20
$0
5/08
5/09
5/10
5/11
5/12
5/13
The Mosaic Company
S&P 500
Peer Group Index

*$100 invested on 5/31/08 in stock or index, including reinvestment of dividends.
Fiscal year ending May 31, 2013

MEDIA CONTACT
Rob Litt
Manager – Public Affairs
763.577.6187 (phone)
763.577.2987 (fax)
media@mosaicco.com

INVESTOR CONTACT
Laura Gagnon
Vice President – Investor Relations
763.577.8213 (phone)
763.577.2986 (fax)
investor@mosaicco.com

CORPORATE HEADQUARTERS
3033 Campus Drive
Suite E490
Plymouth, MN 55441
763.577.2700 (phone)
800.918.8270 (toll-free)
763.559.2860 (fax)

TRANSFER AGENT
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
877.777.0800

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
90 South Seventh Street
Minneapolis, MN 55402

Mosaic's 10-K Report, filed in July 2013 with the Securities and Exchange Commission, is available to shareholders and interested parties without charge by contacting Laura Gagnon.

WEBSITE
www.mosaicco.com







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www.mosaicco.com